SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Management Proposal

Annual and Extraordinary Shareholders'Meeting 2014

TIMP3 NOVO MERCADO BM&FBOVESPA

TIM

Você, sem fronteiras.

TIM PARTICIPAÇÕES S.A.

Annual and Extraordinary Shareholders Meeting

April 10th, 2014

SUMMARY

Page 03, Item 01 – Notice to the Shareholders’ provided for the Section 133 of the Brazilian Law No. 6,404/1976

Page 05, Item 02 – Call Notice

On Annual Shareholders’ Meeting:

Page 08, Item 03 – Management’s report and Consolidated Financial Statements of the Company, dated as of December 31st, 2013 and Item 10 from the Reference Form

Page 54, Item 04 – Proposal Company’s capital budget

Page 56, Item 05 – Proposal for the allocation of the results related to the fiscal year 2013 and distribution of dividends by the Company

Page 62 , Item 06 – Indications for both, effectives and substitutes, of the Company’s Audit Committee

Page 75, Item 07 – Proposal of compensation for the Company’s Administrators and the members of the Statutory Audit Committee of the Company, for the year of 2013 and Item 13 from the Reference Form

On Extraordinary Shareholders Meeting:

Page 102, Item 08 – Deliberate about the proposal of the Long Term Incentive Plan (Stock Options Plan)

Page 121, Item 09 – Proposal of Prorogation of the Cooperation and Support Agreement

Annual Shareholders’ Meeting Agenda

01 – Notice to the Shareholders’provided for the Section 133 of the Brazilian Law No. 6,404/1976

NOTICE TO THE SHAREHOLDERS

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

The Shareholders may find at their disposal, in the Company's headquarters, located at Avenida das Américas, Nr. 3.434, Building 1, 7th floor – Part, Barra da Tijuca, in the City and State of Rio de Janeiro, as well as in the websites: www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br, the documents provided for in the Section 133 of the Brazilian Law Nr. 6,404/1976, related to the fiscal year dated as of December 31st, 2013.

Rio de Janeiro (RJ), February 14th, 2014.

ROGERIO TOSTES LIMA
Investor Relations Officer

02 – Call Notice

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company]

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in the Section 124 of the Brazilian Law Nr. 6,404/1976, to attend the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on April 10th, 2014, at 11 am, at the Company’s head office, located at Avenida das Américas, Nr. 3,434, 1st Building, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders` Meeting:
(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2013; (2) To resolve on the proposed Company’s capital budget; (3) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2013 and distribution of dividends by the Company; (4) To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members; and (5) To resolve on the proposed compensation for the Company’s Administrators and the members of the Fiscal Council of the Company, for the year of 2014.

On Extraordinary Shareholders` Meeting:
(1) To resolve on the Company’s Long Term Incentive (Stock Option Plan); and (2) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered into Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other, with the Company as intervening party.

General Instructions:

  All the documents and information pertinent to the subjects to be analyzed and resolved on at the Shareholders’ Meeting are at the shareholders’ disposal at the Company’s head office, as well as in the websites www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br.
  The Shareholder interested in exercising its voting right in this Shareholder’s Meeting may do it through the website www.tim.com.br/ri.
  The shareholders or their qualified representatives shall observe, for participation in the Shareholders’ Meeting called upon herein, the provisions set forth in the Section 126 of the Brazilian Law Nr. 6,404/1976 and the sole paragraph of the Section 12 of the Company’s By-Laws. Accordingly, the shareholders to be represented at the Shareholders’ Meeting shall deposit at the Company’s headquarter the respective documentation which support such shareholders’ representation, including the power of attorney and/or articles of incorporation and corporate acts related to the appointment, as the case may be, and the representative’s identification document, in up to two (02) business days prior to the Shareholders’ Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least five (05) business days prior to the Shareholders’ Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Officer, Mr. Rogério Tostes Lima, Avenida das Américas, Nr. 3,434, 1st Building, 6th floor, Zip Code: 22.640-102, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 10th, 2014.

Franco Bertone
Chairman of the Board of Directors

03 – Management’s report and Consolidated Financial Statements of the Company, dated as of December 31st, 2013 and Item 10 from the Reference Form

TIM PARTICIPAÇÕES S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2013

Shareholders,

In compliance with the Circular Letter CVM/SEP/Nº01/2014, and as set forth in the CVM Instruction N. 481/09, TIM Participações S.A. inform that the Management Report, the Financial Statements, the Opinions of the Independent Auditor and Statutory Audit Committee and the DFP Form, for the year of 2013, are available on the site of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission), and on the site of Investors Relations of the Company, on the links above:

www.cvm.gov.br/

www.tim.com.br/ri

Rio de Janeiro, March 10th, 2014

Franco Bertone
President of the Board of Directors

Find bellow Item 10, from Reference Form, according to CVM instruction n. 481/09, article 9, III

10. Comments by Board of Directors
10.1.     Directors should comment on:>

a.         general financial and equity conditions
During 2010, the Company concluded the restructuring process begun in 2009. The strong expansion of the mobile phone market in conjunction with the momentum of the Company resulted in a year of strong growth in both operating and financial results. The recovery of its foundations was reflected in the Company’s financial and equity conditions, which reduced its gross debt to R$ 3.4 billion (20% down YoY). This coupled with cash equivalents which totaled R$ 2.4 billion, resulted in net debt position of R$ 984 million, a reduction of over 40% YoY (with Net Debt / EBITDA 0.23 x).
With its reformulation consolidated, 2011 was a year to reap the rewards of past restructuring and expand the business. The expansion of the operational and financial results maintained the fast pace of the previous year. The Company ended the fiscal year with a gross debt of R$ 3.83 billion. At the end of the fiscal year, the Company's cash equivalents amounted to R$ 3.26 billion, resulting in a net debt position of R$ 0.57 billion.
The year 2012 was a very difficult and challenging year, starting with a change in management, macroeconomics slowdown, competition increase, followed by a regulatory scrutiny and contingency claims. Nevertheless, TIM demonstrated an impressive ability to sail a turbulent period, supported by solid business fundaments, innovative marketing strategy, an amazing sales force, and the strong commitment of its more than 11,000 employees. Many companies would have collapsed but TIM, on the other hand, came out of this experience even stronger, with a solid team, an increased sense of responsibility and commitment to better serve our over 70 million clients.
In 2013, the Company held an excellent financial position by reducing its level of debt (Net Debt / EBITDA) to -0.08x. The Company's cash position increased 19% in comparison to 2012, ending the year at R$ 5,288 million, while its gross debt grew 14%, reaching R$ 4,867 million. In addition to the strong cash position, the Company also presented a growth of 3.9% in its EBITDA, which reached R$ 5,207 million. Another important event was the signing of a new credit line with BNDES for the financing of the Company’s CAPEX for the years 2014, 2015 and 2016, amounting to R$ 5,700 million at a very attractive cost. The results obtained by the Company in conjunction with the new credit line give the Company a quite comfortable financial position and great competitive edge.
The Company ended the fiscal year with a gross debt of R$ 4.87 billion. At the end of the fiscal year, the Company's cash position amounted to R$ 5.3 billion, resulting in a net debt position of R$ -0.42 billion.
Accompanied by a strong cash position, the Company also presents stable liquidity ratios, showing total capacity to meet its short and long term obligations. Regarding liquidity ratios (Overall Liquidity and Current Liquidity), the Company reported: Overall liquidity ((Current Assets + Long Term Assets) / (Current Liabilities + Non-current Liabilities)), for the years 2011, 2012 and 2013 of 1.04, 1.02 and 1.00, respectively, and Current Liquidity (Current Assets / Current Liabilities) of 1.21, 1.32 and 1.38, respectively.
As for the debt profile, the Company has been maintaining a stable concentration of its short-term obligations, presenting, in the years 2011, 2012 and 2013, current to total liabilities minus equity ratio of 65%, 60% and 59%, respectively. These percentages are fully acceptable in view of the comfortable liquidity position of the Company.
Given the foregoing, the directors consider that the Company has sufficient equity and financial conditions to cope with its growth strategy and meet its short and long-term obligations.

b.         capital structure and possibility of redemption of shares or quotas, indicating:

The Company has low rates of third party capital ((Current Liabilities + Non-current Liabilities)/Equity)) in its structure, for the years 2011, 2012 and 2013, the percentage was respectively 81.7%, 88.8% and 92.8% of net worth. Therefore, demonstrating a financing of the activities primarily through own capital.
The directors consider that the current capital structure of the Company presents conservative levels of leverage. At the end of 2013, the Company's equity was R$ 14,549 million and the net debt was R$ -420.8 million. Additionally, the Company is able to generate enough cash to meet its obligations, not necessarily relying on third-party capital.
i.          redemption hypothesis
There is no possibility of redemption of shares, except those in the Corporation Law.
ii.         formula for calculating the redemption value
Not applicable.

c.         ability to pay in relation to the financial commitments undertaken
The Management believes it has sufficient liquidity and capital resources to cover investments, operating expenses and debts. The current working capital of the Company is sufficient for its present requirements. Its resources from operations and also loans are sufficient to meet the financing of its activities. The Company believes to have the capacity to obtain new loans to support investments on opportunities that may appear on the sector.
In 2011, the EBITDA amounted to R$ 4,637 million, while the financial expenses in the same period amounted to R$ 725 million and gross debt was R$ 3,826 million. Therefore, the level of coverage of the financial expenses, which measures the ability to pay the financial expense to EBITDA was 0.156  and the level of debt coverage, which measures the level of gross debt, to EBITDA was 0.82x.
The EBITDA in 2012 amounted to R$ 5,010 million, while financial expenses in the same period amounted to R$ 644 million and the total gross debt at the end of the period was R$ 4,279 million. Therefore, the level of coverage of financial expenses, which measures the ability of payment of financial expenses to EBITDA, was 0.128 and the level of debt coverage, which measures the level of gross debt to EBITDA, was 0.85x.
The EBITDA in 2013 amounted to R$ 5,207 million, while financial expenses in the same period totaled R$ 750 million and total gross debt at the end of the period was R$ 4,867 million. Therefore, the level of coverage of financial expenses, which measures the ability of payment of financial expense, to EBITDA was 0.144 and the level of debt coverage, which measures the level of gross debt to EBITDA, was 0.93x.

d.         sources of financing for working capital and for investment in non-current assets
The main source of funding is the operating cash flow, supplemented by lines of short-term credit with local and international banks and long-term financing with national and international development agencies such as BNDES, BNB, BEI and SACE.

e.         sources of financing for working capital and for investment in non-current assets to be used to cover liquidity deficiency
To cover possible deficiencies of future liquidity, we intend to use operating cash flow, debt renegotiation maturing in the short term and new financing.

f.          debt levels and characteristics of such debts, including
At the end of 2013, we presented a level of debt 0.325 times (financial debt/equity). The following are the features of loans and financing that we consider relevant:

					Consolidated
Description	Currency	Charges	Maturity	Guarantees	2013	2012
BNDES	URTJLP	TJLP to TJLP + 3,62% p.y.	Dec/19	Endorsement by TIM Part. and receivables from TIM Celular	1,934,997	1,894,790
BNDES	UMIPCA	UMIPCA + 2,62% p.y.	Jul/17	Endorsement by TIM Part. and receivables from TIM Celular	116,298	137,419
BNDES (PSI)	R$	2,50% a 4,50% p.y.	Dec/19	Endorsement by TIM Part. and receivables from TIM Celular	334,889	342,079
BNB	R$	10,00% p.y.	Jan/16	Bank Guarantee and Endorsement by TIM Part.	23,012	38,743
Banco do Brasil (CCB)	R$	106,50% from CDI	Mar/15	-	481,447	354,27
BNP Paribas Bank	USD	Libor 6M + 2,53% p.y.	Dec/17	Endorsement by TIM Part.	224,395	244,723
European Investment Bank (BEI)	USD	Libor 6M + 0,57% to 1,324% p.y.	Feb/20	Bank Guarantee and Endorsement by TIM Part	1,115,324	836,562
Bank of America (Res. 4131)	USD	Libor 3M + 1,25% p.y.	Sep/13	-	-	244,962
JP Morgan (Res. 4131)	USD	1,56% p.y.	Sep/13	-	-	205,280
Bank of America (Res. 4131)	USD	Libor 3M + 1,35% p.y.	Sep/16	-	280,822	-
JP Morgan (Res. 4131)	USD	1,73% p.y.	Sep/15	-	117,704	-
Itaú (CCB)	R$	CDI + 0,75%	Mar/13	-	-	91,265
Cisco Capital	USD	1,80%	Sep/18	-	117,768	-
Total:					4,746,656	4,390,095

Current					(966,658)	(951,013)
Non-current:					3,779,998	3,439,082

The Parent Company, TIM Participações, does not have loans and financing on December 31, 2013.
The foreign currency loan contracted from BNP Paribas Bank and the financing acquired by TIM Celular from BNDES, both obtained for the expansion of the mobile network, have restrictive clauses which demand compliance with certain financial ratios, calculated semiannually. The subsidiary, TIM Celular, has been reaching the set financial ratios.
In December 2012, TIM Celular contracted an increase of total credit limit from R$ 1,510 million to R$ 3,674 million from BNDES. Of the total amount of R$ 2,164 million from the credit limit expansion, R$ 1,983 million is earmarked to finance the investments by TIM Celular and R$ 181 million to finance investments by Intelig Telecommunications for the years 2012 and 2013. Still in December 2012, TIM Celular made the first release of this line in the amount of R$ 1,000 million in a term of seven years, of which i) R$ 867 million at a cost of TJLP + 3.32% and ii) R$ 133 million relating to the funding line PSI (Program for Investment Support). This program has subsidized interest rates (2.5% p.a.) compared to lines of credit available in the market and even when compared to the rates offered by BNDES, in other transactions with similar goals and deadlines.
In April 2013, Intelig Telecom made the first release from BNDES of R$ 90 million, of which i) R$ 80 million at a cost of TJLP + 3.32% and ii) R$ 10 million relating to the PSI funding line (Program for Investment Support).
In May 2013, TIM Celular acquired release from BNDES of R$ 200 million at a cost of TJLP + 3.32%.
In June 2013, Intelig Telecom obtained a release from BNDES of R$ 40 million for a total period of 7 years, including i) R$ 35.5 million at a cost of TJLP + 3.32% and ii) R$ 4.5 million relating to the funding line PSI (Program for Investment Support).
In December 2013, TIM Celular obtained another release from BNDES of R$ 82 million for a total period of 7 years, including i) R$ 58 million at a cost of TJLP + 3.32%, ii) R$ 15 million at a cost of 2.5% p.a. and iii) R$ 9 million at a cost of TJLP.
The outstanding balances on lines of credit from BNDES are R$ 700 million for TIM Celular and R$ 51 million for Intelig Telecommunications in December 31, 2013.
Transactions involving the PSI funding line fall within the scope of the IAS 20 - Government Subsidies and Assistance. Therefore, using the effective interest method defined in IAS 39 - Financial, Recognition and Measurement Instruments, the following considerations were made: a comparison was held between i) total debt calculated based on rates set by contract and ii) the total amount of debt calculated based on average rates prevailing in the market (fair value). The corresponding balance on December 31, 2013 subject to adjust referring to the subsidy granted by BNDES for all PSI lines in December 2013, is approximately R$ 67 million. This amount is registered under the group "Other Liabilities" in the subsidy "Government Grants" and the deferral is made according to the asset life is being funded and appropriate in the result of the group "Other Income Subsidy".
In December 2013, TIM Celular contracted from BNDES a new funding line in the amount of R$ 5,700 million, which will be used to finance investments in network and information technology for the years 2014, 2015 and 2016. The total amount contracted from BNDES is divided as follows: i) R$ 2,402 million at a cost of TJLP +2.52% for a term of 8 years, ii) 2,636 million at a cost of Selic rate + 2.52% for a term of 8 years; iii) R$  428 million at a cost of 3.50% p.a. for a term of 7 years; iv) R$  189 million at a cost of TJLP +1.42% for a term of 8 years and v) R$ 45 million at a cost of TJLP in a term of 8 years.
In December 2011 and July 2012, TIM Celular subsidiary signed financing agreements with the European Investment Bank (EIB) in the amount of EUR 100 million each, amounting to EUR 200 million. Despite the line being contracted in euros, the contract conditions allow, at the time of disbursement of the funds, that the Company opts for catchment in euro, dollar or real. The Company has chosen to use the dollar as currency of disbursement. In August 2012, TIM Celular raised R$ 248 million equivalent to EUR 100 million, maturing in September 2019. In February 2013, TIM Celular raised R$ 136 million equivalent to EUR 50 million related to the credit line obtained from the European Investment Bank (EIB) in July 2012 maturing in February 2020. For the two disbursements, swap transactions were contracted simultaneously with the loans, in order to protect against the exchange rate risk and interest rate until the debt maturity. The remaining amount of EUR 50 million of the credit line with the European Investment Bank (EIB) was cancelled in November 2013.
In February 2013, TIM Celular held the portability of two Bank Credit Notes of R$ 22 million and R$ 40 million, previously contracted from Itaú to Banco do Brasil, changing the CDI cost+0.75% p.a. to 106.50% of CDI and extending their maturities from August 2014 to February 2015.
In March 2013, TIM Celular held the portability of a Bank Credit Note of R$ 28 million previously contracted from Itaú to Banco do Brasil, changing the CDI cost+0.75% p.a. to 106.50% of CDI and extending its maturity from September 2014 to March 2015.
In September 2013, the TIM Celular subsidiary hired a financing from Cisco Capital in the amount of R$ 113 million, equivalent to USD 50 million, at a cost of 1.80% p.a., maturing in September 2018.
In September 2013, the TIM Celular subsidiary liquidated all of its foreign currency debt with JP Morgan in the amount of USD 100 million, equivalent to R$ 220 million. In parallel, the Company entered into a new debt with JP Morgan in the amount of USD 50 million, equivalent to R$ 110 million, at a cost of 1.73% p.a., maturing in September 2015.
In September 2013, the TIM Celular subsidiary liquidated all of its foreign currency debt with Bank of America in the amount of USD 119.8 million, equivalent to R$ 269 million. Simultaneously, the Company entered into a new debt in the same amount of USD 119.8 million, equivalent to R$ 269 million, at a cost of LIBOR 3M + 1,35% p.a., maturing in September 2016.
For the new loans contracted from Cisco Capital, JP Morgan and Bank of America in September 2013, swap transactions were simultaneously contracted in order to protect the Company from exchange rate risk and interest rate until the debt maturity
The TIM Celular subsidiary has swap transactions in order to fully protect from the risks of devaluation of the Real against the U.S. dollar. However, it does not apply "hedge accounting".
Loans and financing at December 31, 2013 with long-term maturing obey the following scaling:

Consolidated

2015	767,483
2016	1,401,438
2017	613,162
2018	320,593
2019 onwards	677,322
3,779,998

On December 31, 2013, the Company had an obligation to semi-annually meet the following financial ratios, which behave as restrictive clauses of the loans mentioned on item F.

  Capitalization Index (PL/AT): equal or superior to 0.35;
  Total Financial Debt / EBITDA: equal or inferior to 3.00;
  Short Term Net Financial Debt / EBITDA: equal or inferior to 0.35 .
  Net Debt / EBITDA: equal or inferior to 2.50;
  EBITDA / Net Financial Expenses: equal or superior to 2.25;
  EBITDA/”Debt Service”: equal or superior to 1.30;

A breach of any of these financial indicators implies the early maturity of the related debt. As of the date of this Reference Form, we have not failed to comply with any such financial indicators.

In addition to financial ratios, there are restrictive clauses that include:

    Sale, acquisition, merger, demerger or any other act that impacts or might impact changes in the current corporate structure of the Company, except those within the same economic group, and
    Disposals and exchanges of assets by the Company and its subsidiaries.

 g.        limits for use of contracted financing
We have a balance not yet used and / or released of approximately R$ 5,700 million relating to contracted financing agreements.

h.         significant changes in each item of the financial statements

Our Consolidated Financial Statements

We have prepared our consolidated financial statements under the accounting practices adopted in Brazil and IFRS as issued by IASB, and our individual financial statements according to BR GAAP. The accounting practices adopted in Brazil comprise the Brazilian corporate law, the rules and regulations of the Securities and Exchange Commission and pronouncements, guidelines and interpretations issued by CPC and approved by Securities and Exchange Commission and CFC. We have reviewed our financial statements to ensure that they represent the information related to the economic conditions of our business environment.

Description of Major Lines of the Statement of Income

Gross Revenue from Services
Represents the revenue from the providing of telecommunications services, among which are included the services of subscription and usage (voice revenues) and VAS (data revenues).

Gross Revenue from Products
Represents the revenue from the sales of mobile devices, accessories and others.

Taxes and discounts on total revenue
Represents the expenses incurred by taxes, fees, contributions and discounts on telecommunications services and sale of products.

Net Revenue from Services
Represents the revenue from the providing of telecommunications services deducting taxes and discounts.

Net Revenue from Products
Represents the revenue from the sale of mobile devices, accessories, among others, deducting taxes and discounts.

Operating Expenses
Represent the costs incurred by maintenance, operation and other activities directly related to service revenue production and product sales activities, and consumption of products and / or services to produce and sell products and / or services, as well as managing the Company, financing its operations and performing other related activities.

Net Financial Results
Represents the balance between the remuneration of capital obtained from financial operations and expenses incurred by payment of loans and financing obtained from third parties.

Earnings Before Interest
Represents Net Income of the Company before provision under Income Tax and Social Contribution basis on profits for the period, calculated as the accrual basis of accounting, as well as on the additions of temporary differences between accounting income and taxable income.

Net Income
Represents net operating income of financial income and expenses, and income tax and social contribution. Represents the calculation of revenue after costs and expenses of operating, depreciation and amortization, interest, taxes and other expenses.

Net margin
Represents the margin of the Net Income to total net revenue of the Company.

The consolidated statement of income results for the fiscal year ended on December 31, 2013 compared to the consolidated results for the fiscal year ended on December 31, 2012

The table below shows the figures for the consolidated statements of income results for the fiscal years ended on December 31, 2013 and 2012.

Description	2013	2012	%A/A
Total Gross Revenue	**29,661,753**	**27,755,813**	**6.87%**
Gross Revenue from Telecommunications	**25,065,214**	**24,350,086**	**2.94%**
Gross Revenue from Mobile Services	**23,993,427**	**22,879,828**	**487%**
Subscription and Usage	11,309,804	11,086,671	201%
Value Added Services - VAS	5,353,653	4,404,832	21.54%
Long Distance	3,332,965	3,217,921	3.58%
Interconnection	3,760,751	3,969,138	-5.25%
Other Mobile Revenues	236,254	201,264	17.38%
Gross Revenue from Land Line Services	**1,071,787**	**1,470,259**	**-27.10%**
Gross Revenue from Products	**4596,539**	**3,405,726**	**3497%**
Taxes and Discounts	**(9,740,463)**	**(8,991,865)**	**8.33%**
Taxes and discounts w / services	**-8.364.155**	**-7,930,128**	**5.47%**
Taxes and discounts w / sale of products	**-1,376,308**	**-1,061,738**	**29.63%**
Total Net Revenue	**19,921,291**	**18,763,947**	**6.17%**
Total Net Revenue from Services	**16.701,06**	**16,420,000**	**1.71%**
Total Net Revenue from Products	**3,220,232**	**2,343,989**	**37.38%**
Operating Expenses	**14,714,546**	**(13,751,989)**	**7.00%**
Cost of Personnel	-831,876	-729,032	14.11%
Commercialization	-3,937,899	-3,841,852	250%
Network and Interconnection	-5,31Z 301	-5,353,476	-0.77%
General and Administrative	-624725	-551,393	13.30%
Cost of Products Sold	-3,350,841	-2,604,978	28.63%
Allowance for Doubtful Accounts	-240,051	-250,972	-4.35%
Other Operating Expenses	-416,853	-420,286	-0.8.2%
EBITDA	**5,206,744**	**5,011,958**	**3,89%**
EBITDA Margin	26,10%	26,70%	-211%
Depreciation and Amortization	**-2.767.871**	**(2,688,588)**	**2.95%**
Depreciation	-1.502.498	-1,458,563	3,01%
Amortization	-1.265.374	-1,230,025	287%
EBIT	**2,438,873**	**2,323,370**	**497%**
EBIT Margin	12.2%	12,40%	-1.04%
Net Financial Results	**-302,72**	**-169,89**	**78.19%**
Financial Expenses	-749,7	-430,041	74.33%
Exchange rate changes, net	-14,4	-43,883	-89.95%
Financial Income	451,391	304,034	48.47%
Earnings Before Interest	**2,136,153**	**2,153,480**	**-0.80%**
Income Tax and Social Contribution	-630,539	-704,592	-10.51%
Net Profit	**1,505,614**	**1,448,888**	**3.92%**

Gross Revenue
In 2013, total gross revenue reached R$ 29,662 million, an increase of 6.9% compared to 2012. Gross revenue from services increased 2.9% compared to the previous year, reaching R$ 25,065 million in 2012. Gross revenue from products amounted to R$ 4,596 million, a strong annual increase of 35.0%.

Gross Revenue from Services
Our gross revenue from services increased R$ 715.1 million, or 2.9%, from R$ 24,350 million for the fiscal year ended December 31, 2012, to R$ 25,065 million for the fiscal year ended December 31, 2013.
Mobile Services and Other Revenues. Our revenue for mobile services and other revenues increased R$ 1,113 million, or 4.9%, from R$ 22,879 million for the fiscal year ended on December 31, 2012, to R$ 23,993 million for the fiscal year ended on December 31, 2013 in due to:
Subscriptions and Usage. Our revenue for subscriptions and usage grew by 2.0% or R$ 223 million, amounting to R$ 11,309 million for the fiscal year ended on December 31, 2013, compared to R$ 11,086 million for the fiscal year ended on December 31, 2012. This increase is mainly explained by the increase in the proportion of post-paid subscribers in the subscriber base.
VAS – Value Added Services. Our revenue for VAS - added services registered growth of 21.5% or R$ 948 million, from R$ 4,404 for the fiscal year ended on December 31, 2012 to R$ 5,353 million for the fiscal year ended on December 31, 2013. This growth is due primarily to the use of data and SMS in Infinity and Liberty plans.
Long Distance. Our revenue for long distance has increased by R$ 115 million or 3.6% from R$ 3,217 million for the fiscal year ended on December 31, 2012 to R$ 3,332 million for the fiscal year ended on December 31, 2013. This result is explained by our efforts to facilitate the use of our long distance calling service through low-cost service plans, such as Liberty and Infinity, which do not distinguish between local calls or long-distance call charges.
Interconnection. Our revenue for interconnection dropped by R$ 208.4 million or -5.3% from R$ 3,969 million for the fiscal year ended on December 31, 2012 to R$ 3,760 million for the fiscal year ended on December 31, 2013. This decrease can be explained by the 11% decrease in MTR in the beginning of the year.
Land line Services and Other Revenues. Our revenue for land line services and other revenues decreased by R$ 398.4 million or 27.1%, from R$ 1,469 million for the fiscal year ended on December 31, 2012 to R$ 1,070 million for the fiscal year ended on December 31, 2013. This decrease is due to the Company's strategy of increasing the margins of this segment.

Gross Revenue from Products
The gross revenue from products amounted to R$ 4,596 million, an increase of 35% compared to 2012. This increase was primarily driven by the improvement in the mix of handsets sold during the year, with much of total sales (70%) for webphones or smartphones, and also by a 10.3% increase in average price per unit due to inclusion of more sophisticated devices in the Company's portfolio,

Taxes and discounts on total revenue
Our taxes and discounts on total revenue increased R$ 748 million, or 8.3%, from R$ 8,991 million for the fiscal year ended on December 31, 2012 to R$ 9,740 million for the fiscal year ended on December 31, 2013. Such increase of our taxes and discounts on the total revenue was due to the increase in our revenues from products and services.

Operating Costs and Expenses
Total operating costs and expenses increased 7.0% in the year, amounting to R$ 14,715 million in 2013.

Personnel cost: Personnel expenses amounted to R$ 832 million in 2013, an increase of 14.1% compared to the same period last year, largely due to the increase in the number of employees.
Commercialization: The sales and marketing expenses amounted to R$ 3,937 million, 2.5% higher when compared to the same period last year. Despite an increase in the mix of post-paid gross additions during the year, good management of sales channels and of commissions paid did not increase much. Moreover, the austere policy for prepaid customer disconnections helped keep FISTEL expenses in stable condition.
Network and Interconnection: reached R$ 5,312 million in 2013, a decrease of 0.7% when compared to the previous year, mainly due to the company policy to increase its own infrastructure. Furthermore, it was affected by decreased MTR earlier this year (April) of around 11%.
General and administrative: amounted to R$ 624.7 million in 2013, growing 13.3 compared to last year. The percentage of the net revenue was 3.14% in 2013, compared to 2.94% in 2012.
Cost of products sold: Our cost of products sold was R$ 3,351 million, representing an increase of 28.6% for the fiscal year ended on December 31, 2013, over R$ 2,604 million incurred for the fiscal year ended on December 31, 2012. It is important to note that the Company continues with its policy of zero subsidies.
Allowance for doubtful accounts: decreased by approximately 4.4% due to improvement of credit policies, including the discontinuation of subsidy policy in handset sales, which attracts clients with better payment profile and the launch of the family of "express" plans, where payment is made using credit card.
Other operating revenues (expenses): reached R$ 417 million in 2013, a decrease of R$ 3.4 million compared to the previous year.

Main changes in balance sheet accounts
Consolidated Balance Sheet on December 31, 2013 compared to the consolidated balance sheet on December 31, 2012

Description	2013	AV%	2012	AV%	Var 2013-2012
Assets	**28,138,167**		**26,108,977**		
Current Assets	**10,740,804**	**38.17%**	**9,967,717**	**38.18%**	**7.76%**
Cash and cash equivalents	5,287,642	18.79%	4,429,780	16.97%	19.37%
Short-term investments			810	0.0%	-100%
Accounts receivable	3,513,029	12.48%	3,650,871	13.98%	-3.78%
Inventories	296,829	1.05%	269,145	1.03%	10.29%
Indirect recoverable Taxes	913,215	3.2%	906,101	3.5%	0.8%
Direct recoverable Taxes	370,626	1.317%	331,225	1.269%	11.896%
Prepaid expenses	206,354	0.73%	180,371	0.69%	14.41%
Derivative contracts	11,969	0.04%	104,712	0.40%	-88.57%
Other assets	141,140	0.50%	94,702	0.36%	49.04%
Non Current	**17,397,362**	**61.83%**	**16,141,259**	**61.82%**	**7.78%**
Non Current Assets	**2,753,940**	**9.8%**	**2,585,561**	**9.9%**	**6.5%**
Long-term investments	28,681	0.1%	21,834	0.1%	31.4%
Accounts receivable	35,959	0.13%	61,305	0.23%	-41.34%
Indirect recoverable Taxes	536,757	2%	215,261	1%	149%
Direct recoverable Taxes	22,537	0.08%	21,658	0.08%	4.06%
Deferred income and social contribution taxes	1,064,721	3.78%	1,252,017	4.80%	-14.96%
Judicial deposits	720,261	2.56%	821,311	3.15%	-12.30%
Prepaid expenses	96,906	0.34%	94,038	0.36%	3.05%
Derivative contracts	234,894	0.83%	84,095	0.32%	179.32%
Other assets	13,224	0.05%	14,040	0.05%	-5.81%
Permanent Assets	**14,643,422**	**52.04%**	**13,555,699**	**51.92%**	**8.02%**
Investments					
Property, plant and equipment	8,207,242	29.17%	7,566,510	28.98%	8.47%
Intangibles	6,436,181	22.87%	5,989,189	22.94%	7.46%

Current Assets
The current assets were R$ 10,741 million on December 31, 2013 compared to R$ 9,968 million on December 31, 2012. This represents an increase of 7.8%, or R$ 773 million. As a percentage of total assets, current assets represent 38.17% on December 31, 2013, and represented 38.18% on December 31, 2012.
The main variations in current assets refer to the increment of Company operations in 2013. Basically, the higher sales volume resulted in substantial increases in cash position (R$ 857 million) when comparing balances of 2013 and 2012.

Non-Current Assets
Non-current assets amounted to R$ 17,397 million on December 2013 and R$ 16,141 million on December 31, 2012 31, an increase of 7.8%, or R$ 1,256 million. As a percentage of total assets, non-current assets increased to 61.83% on December 31, 2013 compared to a percentage of 61.82% on December 31, 2012.
This increase was due to an increase in fixed and intangible assets accounts, demonstrating compliance with the company's guidance for investments aimed at improving the quality of its network.

Current Liabilities
Current liabilities were R$ 8,048 million on December 31, 2013 compared to R$ 7,375 million on December 31, 2012. This represents an increase of 9.1% or R$ 673 million. As a percentage of total liabilities and equity, current liabilities increased to 28.6% on December 31, 2013 compared to a percentage of 28.25% on December 31, 2012.
The main variations in current liabilities in the period were as follows:
Increase of accounts payable, primarily network providers as a result of the higher volume of investments made by the Company;

Non-Current Liabilities
The non-current liabilities were R$ 5,495 million on December 31, 2013, compared to a balance of R$ 4,901 million on December 31, 2012. This represents an increase of 12.1% or R$ 595 million. As a percentage of total liabilities and equity, non-current liabilities increased to 19.53% on December 31, 2013 compared to a percentage of 18.77% on December 31, 2012. The main impact on the accounts group can be verified in the loans and financing mainly due to catchments made by the Company throughout 2013 and to new leasing contract of LT Amazonas.

Shareholders’ Equity
Shareholders’ Equity amounted to R$ 14,595 million on December 31, 2013 compared to a balance of R$ 13,833 million on December 31, 2012, representing an increase of R$ 762 million. Such increase relates primarily to an increase in the balance of the profit reserves account.

Fiscal years ended on December 31, 2013 and December 31, 2012

Operating activities
Net cash generated from operating activities was R$ 5,269 million for the fiscal year ended on December 31, 2013 compared to R$ 5,118 million for the fiscal year ended on December 31, 2012. This represents an increase in cash generation from operations of R$ 151 million or 3%.
The cash flow generated by our invoicing is mainly applied in our main line of business. Cash flow partially finances Capex procurement as shown in item "Investment Activities" below. Additionally, the cash flow is used to purchase inventory, pay employees, pay taxes and fees, amortization of loans and profit distribution.

Investment Activities
Net cash used in investing activities was R$ 3,566 million for the fiscal year ended on December 31, 2013, compared to R$ 3,725 million for the fiscal year ended on December 31, 2012, representing a lower usage in 2013, of R$ 158 million.

Investment Activities
Net cash used by financing activities was R$ 844 million for the fiscal year ended on December 31, 2013. The activities were deficient mainly due to the repayment of loans in the amount of R$ 1,260 million and to a reduction of over R$ 500 million in acquisitions of new loans.

10.2.     Officers should comment:

a. results of operations of the issuer, in particular:
            i. description of any major revenue components
The Company generates revenues in local currency from the use of telecommunication services in mobile, land lines, long distance and ultra-broadband, plus value-added services (which also include data transmission). Another important component of the revenue is the use of network or interconnection revenue, from the amount charged from other carriers for traffic terminating on the Company network. The handsets revenue also integrates the group of income related to the sale of handsets and mini-modems for internet connection.
Revenue from usage tends to follow the growth of the customer base, the volume of use and the rate charged for this service. The component of network usage follows volume of incoming traffic on the network and interconnection rate charged. This revenue has shown a declining trend in recent quarters due to higher concentration of intra-network traffic, following the market trend and tariff reduction, by ANATEL, charged among other carriers (MTR). The handset revenues of the Company maintained the strong growth registered last year with the Company maintaining its policy of selling unsubsidized devices at affordable instalments via credit card, enabling good internet browsing experience. Revenues from land line services again presented decrease, still reflecting the plan to recast the Company’s land line services.
Below we present the table with the breakdown of the main lines of revenue for the periods for the years 2013, 2012 and 2011:

Description	2013	2012	%A/A	2011	%A/A
Total Gross Revenue	29,661,753	27,755813	6.87%	24,757565	12.11%
Gross Revenue from Telecommunications	25,065,214	24,350,086	2.94%	22,217,049	9.60%
Gross Revenue from Mobile Services	23,993,427	22,879,828	4.87%	20,691,604	10.58%
Subscription and Usage	11,309,804	11,086,671	2.01%	10,264,715	8.01%
Value Added Services - VAS	5,353,653	4,404832	21.54%	3,166,437	39.11%
Long Distance	3,332,965	3,217,921	3.58%	3,181215	1.15%
Interconnection	3,760,751	3,969138	-5.25%	3,849,408	3.11%
Other Mobile Revenues	236,254	201,264	17.38%	229,829	-12.43%
Gross Revenue from Land Line Services	1,071,787	1,470,259	-27.10%	1,525,445	-3.62%
Gross Revenue from Products	4,596,539	3405,726	34.97%	2,540,517	34.06%
Taxes and Discounts	(9,740,463)	(8,991,865)	8.33%	-7671,589	17.21%
Taxes and discounts w / services	-8,364,155	-7,930,128	5.47%	-6,863,821	15.54%
Taxes and discounts w / sale of products	-1,376.,08	-1,061,738	29.63%	-807,768	31.44%
Total Net Revenue	19,921,291	18763,947	6.17%	17085,976	9.82%
Total Net Revenue from Services Total Net Revenue from Products	16,701,059	16420	1.71%	15,353,228	6.95%
	3,220,232	2,343,989	37.38%	1,732,748	35.28%

ii. factors that have materially affected the operating results

Economic environment
In 2011, the world’s economy suffered fiscal crises in the United States and Europe. After spending way too much to try to recover their economies out of 2008’s recession, developed countries ended up with their accounts compromised, therefore they had to slow down the economic growth and for this reason, had to slow economic growth. For Brazil, unlike 2010 when there was not much impact on growth, the year 2011 also presented deceleration. Still, the domestic market remained strong and consumption kept the fast pace presented in recent years, which eventually also impacted inflation.
In 2012, the world economy continued to suffer with the fiscal crises in the U.S. and Europe though more moderately, in the Eurozone large scale recession fears continued worrying while in the U.S. the expansion was positive but insufficient to lead  unemployment rate and inflation to acceptable levels by FED, the Central Bank of the United States. In Brazil, GDP growth in 2012 was only 0.9%, the lowest in three years, the main reason for the poor performance was the sharp reduction in domestic consumption, caused by the downturn in the credit market driven by higher household indebtedness and greater delinquency, and the lack of private sector investment even with government incentives.
In 2013, the United States managed to show higher levels of recovery. The industrial production data were encouraging, growing 3.7% in the year, the largest increase since 2007. In addition, the real estate market continued to recover and the unemployment rate returned to levels seen just before the huge crisis of 2008, around 7%. This improvement in the U.S. economy can also be evidenced by the fact that FED started to reduce its incentive plan in January 2014, called Quantitative Easing 3.
In Brazil, the year 2013 was characterized by multivariate data, more negative than positive. The positive point to be noted is the return to the lowest unemployment rate since 2002 of 4.6% registered in November (In December 2012 this number was also recorded). On the downside, the highlights are the GDP below market expectations coming on 2.5% and the return of inflation growth of 5.91%, which was above the target of 4.5% but below the limit of 6.5% set by the Central Bank. It is also worth mentioning that inflation in 2013 managed to be higher than that recorded last year, which forced the Central Bank to revise its policy of reducing the Selic rate, which closed 2012 below historical levels, at 7.25% and ended at 10.0% in 2013.
Regarding domestic demand, it has remained quite high, mainly due to low unemployment and expansion of the domestic market, being one of the main sources of inflation seen in the country in 2013. The Federal government has adopted a series of measures to maintain consumption and high investment. Regarding the exchange rate issue, it has been waging an intense battle to try to curb the appreciation of dollar, which rose 15.2% during the year, driven by the reduction of stimulus by FED from US$ 90 billion to US$ 70 billion. Apart from the almost daily participation in the foreign exchange market by selling dollars, the government has adopted several measures to curb the appreciation of it by increasing IOF transactions for prepaid debit cards, the main mean used by Brazilian tourists abroad.

The trade balance ended the year with an accumulated surplus of US$ 2.56 billion in 2013, a decrease of 86.88% compared to the year 2012, the number was the lowest since 2000. This poor performance can be explained by the increase in fuel imports, which accounted for a deficit in the balance of US$ 20 billion and imports increased by 6.5%, mainly due to the strength of the Brazilian real against the dollar in the first half of the year.

Telecommunication sector
For the telecommunication sector, 2011 was a more positive year than the previous year, when the economy was still impacted by the global crisis. The number of net additions was superior in all departments compared to net additions in 2010. Although the mobile market has already shown high levels of penetration, in 2011 the level of net additions eventually surpassed the market expectations. The mobile market ended the year with 242.2 million accesses, representing an annual growth of 19.3%, totalling 39.3 million new lines, according to Anatel.
In 2012 the mobile telecommunication sector continued its expansion, but at a slower pace. The Brazilian market grew 8.1% in 2012, going from a penetration rate of 123.9% in 2011 to 132.8% in 2012, remaining as the fifth largest in the world. The total lines reached 261.8 million.
In 2013 the telecommunication industry in Brazil had a more modest growth compared to previous years of strong growth. The mobile market reached a total of 271.1 million accesses, an annual growth of 3.6% accounting to 9.3 million new lines in 2013, according to ANATEL.
Most of the growth can be seen in the post-paid segment which reached 59.5 million lines (16.9% p.a.), since the prepaid segment reached 211.6 million lines (0.33% p.a.), unlike what had been happening in recent years, when the pre-paid segment led the additions.
The slowdown in growth can be explained by the high penetration of 136.4%. Now the change in the mix is related to a more equal income distribution, the cheapening of telecommunication services due to strong competition and strategies of companies in the sector themselves in focusing on this segment (post-paid).
According to data published by Anatel in 2013, the land line sector showed a slight increase of 0.7% when compared to the previous year, ending the period with 44.6 million accesses, representing a penetration rate of approximately 22.7 lines per 100 households.

Particularities of the sector
Mobile telecom in Brazil is characterized by being a sector considered private where prices and tariffs are regulated by the market. ANATEL operates as an agency that regulates all sectors of telecommunications in Brazil, with a mission to "promote the development of telecommunications in the country in order to give it a modern and efficient telecommunication infrastructure capable of providing nationwide adequate diversified and fairly priced services to society”.
In the competitive environment, the Brazilian mobile industry presents itself as one of the most competitive in the world, being one of the few to have four competitors with national presence and market share from 18% to 28%. The strong movement of market competition implies greater pressure on margins on account of commercial advertising and publicity expenses, commissions and allowance. The practice of a subsidy as a competition tool is being gradually abandoned by most carriers, giving focus to offers more related to the use of services. The recent move has allowed the fall in average tariffs that are offset by greater usage. The Company accelerated in this way in 2011 leaving handset subsidies virtually aside and turning the focus to stimulating usage. In 2013, the company maintained this approach by being more aggressive in selling smart / webphones and mini modems as the goal for increasing the penetration of these devices on the base to encourage the use of data.
The intensive capital is also one of the main characteristics of the telecommunication industry. In order to support the increase in network traffic over the years, large investments in technology and infrastructure are needed to ensure scale and quality of services.
As a provider of an essential service to the socioeconomic development of the country, the Company strongly believes that Brazil is consolidating itself in a prominent position in the global economy and is pleased to contribute to the development of the country's infrastructure, promoting the universalization of telecommunication services. The Company reaffirms its investment commitment in 2014 and the relentless quest for more and better services, striving to meet all the needs of all its shareholders.

Regulation in the sector
The telecommunications sector is submitted to the regulation of the National Agency of Telecommunications - ANATEL, special autarchy responding to the Ministry of the Communications, with independent management. ANATEL is responsible for ruling standards related to telecommunications services and to the relationship between different operators, as provided in the General Law of Telecommunications (Law nº 9,472, of July 16th, 1997).
Specifically concerning the operational activity of TIM, Intelig and TIM Fiber, ANATEL has developed a strict regulation of mobile communications services (Personal Mobile Service - SMP), of fixed telephony (Commuted Fixed Telephonic Service - STFC) and data-communication (Multimedia Service of Communication - SCM). In the second semester of 2012, the operators Fiber SP and Fiber RJ were incorporated by TIM, which assumed the continuity of service providing.
In light of the dynamism in the sector, especially because of changes in technology experienced by the operators, mainly regarding SMP, the standards issued by ANATEL might be regularly updated.
In order to share the planning of its action with the society and to optimize the implementation of the public policies established by the Executive, ANATEL approved the General Plan of Update of Telecommunications Regulation in Brazil - PGR (Resolution No. 516/2008). In PGR, the ANATEL establishes actions of short, medium and long run, defined, respectively, in 2, 5 and 10 years.
This process of normative adequacy takes in consideration the technical analyses of ANATEL specialized areas and the matters resulting of public hearings, by means of which the regulation update proposals are debated between ANATEL, state authorities and the society, always closely followed by the Company.
The publication of Presidential Decree no. 7,512, as of  June 30th, 2011, also provided very important landmarks for the sector, as the auction of fourth generation radiofrequencies and the determination of quality goals for broadband, which resulted in a new regulation for SMP and SCM, setting quality standards for mobile and fixed broadband, in phase of implementation by means of a group of companies and ANATEL, whose full adaptation will require new investments and the Decree has also approved the new Public Consultation on the Regulation of the General Plan for Fixed Telephony Services in Public Regime (PGMU), to be mandatorily observed by the STFC (Service of Commuted Fixed Telephone) concessionaires.
Part of the new quality targets for the SMP have become mandatory at the end of March 2012 and the rest mandatory at the end of October 2012. However, the quality targets set for the SCM have become mandatory at the beginning of November 2012.
Due to the new PGMU, ANATEL issued the Regulation of Universal Access Obligations in October 2012.
Throughout 2012, other important regulations with great impact on TIM operation and Intelig were issued by ANATEL, especially those listed below:

  Regulation for the Application of Administrative Penalties, issued on May 2012, revoking the previous regulation on the subject. It is relevant to point out the redefinition of suitable minimum and maximum values when the fine penalty is applied, in accordance with the economic size of the service provider, as well as the suspension of the enforceability of this penalty until PADO (Administrative Process of Verification of Non-Compliance with Obligations) is finished.
  Regulation of Leased Lines – EILD, issued on May 2012, revoking the previous regulation on the subject, whose main topics are mentioned in item 2.4.2 of this document.
  The Regulation of Supervision, edited in August 2012, revoking the previous regulation on the subject.
  Resolution that approved the Overall Plan of Competition Targets – PGMC, issued in November 2012, introducing an important regulatory mark in the sector.

Finally, another important important regulatory mark for the telecommunications sector was the issue of the Law no. 12.485 on September 2011, which brought a new scenario for the pay-TV services and for the production and distribution of content, creating the Conditional Access Audiovisual Media and Service – SeAC. Due to this law, ANATEL issued, on March 2012, the Regulation of SeAC, establishing the conditions to provide this service and the paid TV services already existing.
Afterwards, throughout 2013, important Regulations and Public Consultations with great impact on TIM and Intelig operation were issued by ANATEL, mainly those listed below:

    Approved alterations in the Regulations of SMP, issued in November 2012, so that successive calls with same origin and destination, with time interval shorter than 120 seconds, were considered as just one call for charging purposes.
    Regulation of the new Internal Regime of the National Telecommunications Agency, issued on April 2013, which brought important changes in the assignments of each Superintendence.
    Alteration of the Regulation of the Conditioned Access Service (SeAC), which regulates the paid TV services, the production, and the distribution of content, creating the Conditioned Access Audiovisual Media and Service.
    Regulation concerning the providing of Fixed Switched Telephone Services (STFC) destined to the public out of the Basic Tariff Area (ATB), issued in August 2013, which has set the rules to users support in rural areas.
    Regulation that approves the Users Council, issued on October 2013, which sets the basic rules for the implementation, operation and maintenance of the STFC, SMP, SME, SCM and paid TV Services Users Council.
    Resolution that alters the Resolution of the Personal Mobile Service, approved by the Resolution no. 477 and determines that the SMP providers inform the Emergency Public Service the localization of the Mobile Station that calls the Public Emergency Service, issued on November 2011 and applied from 30 April 2014 on to serve the 2014 FIFA World Cup.
    Regulation of the Term for the Adjustment of Conduct, issued on December 2013, shall allow the agency to sign Terms for the Adjustment of Conduct (TACs) with the telecommunications service providers. In practice, the regulatory agency may Exchange fines for investment commitments from the companies.
    Regulation of the Destination of the Band of 700 MHz, issued on November 2013 (Resolution no. 625/2013), which approves the destination of the band from 698 MHz to 806 MHz for telecommunications services; the band currently used is the one for TV broadcast. The new destination of these frequencies for telecommunication services shall enter into force with the publication of the band bidding terms, which in its turn, is subject to the publication of the regulation against interferences, after the tests applied by ANATEL are finished and the replanning of radio broadcast channels is concluded.
    In September 2013, ANATEL, in accordance with directive in Public Hearing no. 40, informs that from 2014 on TIM and other mobile telephone operators shall send two cost models besides the FAC HACA (Fully Allocated Cost historical Cost Accounting) sent since 2007. They refer to CCA (Current Cost Accounting) and LRIC (Long Run Incremental Cost) models. Before that, the mobile telephone operators were exempted of sending it.
    In March 2013, ANATEL, in accordance with directive in Public Hearing no. 13, proposes a single regulation for the telecommunication sector, with general rules for customer care, collection and offers to consumers of fixed and mobile telephony services, broadband and paid TV services is being proposed by the National Telecommunication Agency (ANATEL). The initiative aims to adapt all the telecommunication services to the attendance rules foreseen in SAC Law (Customer Care), such as maximum time to answer the customer and period to keep information.

  VU-M and Wholesale Market

  The interconnection of telecommunications operators is mandatory, allowing the users of different telecommunications services of collective interest (in special, STFC, SMP and the Mobile Service Specialized - SME) originated and terminated on different networks.
  In the case of SMP, ANATEL has established that, whenever its network is used to originate or to receive calls, the operators shall receive the “Valor de uso de rede do SMP”  (MTR), also known as mobile termination rate, of free agreement between the related parties.
  In the scope of its participation in the Bidding nº 002/2007/SPV, which assured to the Company  the licenses to use radio frequencies in 3G sub bands, ANATEL urged TIM to adopt a single MTR by Region of the SMP License General Plan - PGA, valid from  November 1st, 2010, of free agreement between the related parts (Act no. 8.849/2009-CD).
  In October 2011, Anatel approved Resolution no. 576/2011, which stablishs a mechanism of reduction of values for fixed-mobile calls of STFC incunbents (VC-1), by means of an 18% reduction in February 2012, 12% in 2013, and 10% in 2014, on the Telecommunications Services Index - IST. Actually, this negative readjustment of VC-1 rates should be followed by new negotiations for agreement of the VU-M of SMP operators, whose criterion defined in the aforementioned Regulation imputes that the full nominal reduction of the VC-1 will be forwarded to the VU-M.
  Considering the aforementioned rules, through the Act no. 486/2012, ANATEL established the first reduction of VC-1 of the STFC concessionaires, in force from 25 February 2012 on. Furthermore, considering that the operators did not succeed in negotiating new VU-M amounts, the Agency set the new remuneration values of the SMP providers for the calls originated in the concessionaires networks, also in force from 25 February 2012 (Act no. 1.055/2012, subsequently rectified by the Act no. 1.480/2012).
  By understanding that the VU-M reduction, as determined by ANATEL, did not take into consideration the need of preserving the competition in SMP market, TIM filled an administrative appeal against the respective acts. To the same end and considering the deadlock in the agreement negotiation of its VU-M values with the other operators, TIM opened arbitration proceedings at ANATEL.
  In December 2012, as the Agency Board of Directors had dismissed the appeals brought by TIM and kept the VU-M figures fixed through the Act no. 1.055/2012, such as rectified through the Act no. 1.480/2012, TIM requested the Arbitration Board of Interconection, an instance of ANATEL, the confirmation of these same figures for its interconnecting relationship with the other operators (in some cases, the negotiation for the agreement of these figures were reopened).
  Notwithstanding, before the News that the reduction of VC-1 of the STFC concessionaires was (or might be) left over under legal measures obtained by these operators, TIM has been preserving for such hypotheses – also by administrative measures at ANATEL – its right to the previous VU-M applicable to in the respective interconnection relationships.
  On the other hand, regarding other wholesale market of significant interest for TIM, ANATEL published in May 2012, as a result of the Public Hearing no. 50/2010, which approved the new Regulation of the Industrial Exploration of Dedicated Lines – EILD (REILD), disciplining mechanisms for the optimization of the operational structure for the hiring of transmission circuits, in order to enhance the transparency of the hiring costs and allowing isonomic treatment to the operators that are independent from the concessionaire Groups.
  Indeed, the new REILD represented a meaningful advance, inasmuch as it established, especially, (1) more effective rules concerning the definition of projects such as the Standard or Special EILD, as well as the deadlines for hiring and beginning of supply and (ii) specific procedure for the solution of conflicts involving the supply of EILD.
  In parallel, ANATEL approved, also in May 2012, the Act no. 2.716/2012, which set the reference EILD values – significantly inferior to those indicated by the Act no. 50.065/2005 -, which equally represented a great advance, in order to guide the figures arbitration in case of conflicts among the operators.
  In accordance with the new REILD, the agreements previously made to its editing should be adapted within 120 (one hundred and twenty) days counted from the publication of Resolution no. 590/2012. Although TIM had started negotiations aiming to adapt its EILD agreements, in certain cases the existence of deadlock among the parties took this operator to require ANATEL’s intervention to solve the conflict. Notwithstanding, the new REILD sets a specific procedure for the prompt solution of conflicts involving the supply of dedicated lines, the adoption of legal measures by the companies of Group Oi has delayed the effective adequacy of the EILD agreements made with TIM.
  Finally, it is worth highlighting that, in November 2012, after a long period of public hearing, ANATEL edited the Resolution no. 600/2012, which approved the General Plan of Competition Targets (PGMC). Besides the general rationality regarding the rule, it may not be different from the version submited to the Public Hearing no. 41/2011 – implementing in the sector regulation the identification of the relevant markets, in which there are competition risks and Groups which have Dominant Position (PMS) to impose Asymmetric Regulatory Measures in order to promote the competition – several specific rules were largely altered.
  All in all, the PGMC set the following relevant wholesale markets (i) interconnection in fixed telephone networks; (ii) interconnection in mobile network; (iii) interconnection Class V; (iv) infrastructure and access networks in fixed network; (v) infrastructure and transport networks, which includes the supply of EILD; (vi) passive infrastructure and network; (vii) national roaming and (viii) interconnection.
  In parallel, ANATEL edited 5 (five) acts identifying Groups with PMS in the following relevant markets defined by PGMC: (i) Offer of Access Fixed Network Infrastructure for Data Transmission through a Copper Pair or a Coaxial Cable in Transmission Rates Equal or Inferior to 10 Mbps (Act no. 6.615, as of 8 November 2012); (ii) Wholesale Offer of Fixed Network Infrastructure of Local and Long Distance Transport for Data Transmission in Transmission Rates Equal or Inferior to 34 Mbps (Act no. 6.619, as of 8 November 2012); (iii) Passive Infrastructure for transport and access networks (Act no. 6.620, as of 8 of November 2012); (iv) Ending of Calls in Mobile Networks (Act no. 6.621, as of 8 of November 2012); and National Roaming (Act no. 6.622, as of 8 November 2012).
  Group TIM was characterized as having PMS in the following markets: (i)  Passive Infrastructure for transport and access networks (supply of towers); (ii) Ending of Calls in Mobile Networks; and (iii) National Roaming.
  Among the Asymmetric Regulatory Measures initially set by ANATEL, it is worth highlighting (i) obligation to create Reference Offers in order to assure greater transparency in the offers made by PMS Groups, (ii) possibility of setting reference values in protective measures committee, (iii) guarantee of attending the demands from Groups which do not have PMS and (iv) creation of entities to provide the most effectiveness to the PGMC rules.
  On the other hand, the PGMC established of Bill & Keep rules to be followed by PMS Groups in the interconnection in mobile network market, as well as the limits to the VU-M reference values of PMS Groups from 2014 on. Such rules that were not contained in the initial draft submitted to the Public Hearing no. 41/2011, motivated the presentation of partial annulment of PGMC by TIM, registered at ANATEL on 26 December 2012.
  The new VU-M to be practiced from 24 February 2014 on were published in the official government gazette, following the rules set in PGMC. However, in order to assure the period of 12 months for the application of readjustments on the VU-M, TIM appealed to the act, requesting that its application took place from 6 April 2014 on. The request of the PGMC annulment and the request of application of VU-M values of PGMC from 6 April on have not been judged by the Agency yet.
  The Resolution Nº 588/2012 , redefined the criteria applied to the remuneration of Commuted Fixed Telephone Service Providers destined for the use of the general public (STFC) through the use of its STFC networks, when interconnected to networks of other Collective Interest Telecommunication Service Providers. Among the main alterations, it is important highlighting:

    From  January 1st, 2014 on, as for the relationship among STFC Providers in local modality, the remuneration for the use of the STFC Local Network shall not be paid;
    In situations when the remuneration for the use of Local Network is due, in calls from National and International long distance modalities, LDN and LDI, respectively and from terminals of other telecommunication services, the determination of values in calls made in Single Tariff Time, shall consider a reducer of 30% (thirty per cent) on the TU-RL amount;
    the TU-COM amount shall be equal to half the TU-RL amount
    the TU-RIU1 and the TU-RIU2 amount shall be limited for the STFC Incunbent in National Long-Distance modality; the tariff of Grade 4 foreseen in its Basic Plan of Service, observed the hour modulation and other conditions established in the regulation or concession agreements, in the following percentages:

  a) 25% (twenty-five per cent) until  December 31th, 2012;
  b) 20% (twenty per cent) from  January 1st, 2013 on.

  Cost Model
  The implementation of a costs model by Anatel is being developed since March 2005, with the publication of Resolution No. 396/2005, which approved the Document of Separation and Allocation of Accounts - DSAC, for pricing of STFC and SMP interconnection, as well as wholesale market supplies, especially dedicated lines (EILD) and unbundling.
  In continuity to the process for its effective implementation by Anatel, in August 2011, a consortium headed by Advisia Consultancy was hired by means of bidding in partnership with the International Telecommunications Union - ITU, so as to develop the optimized modeling of costs, with two years term for conclusion, which will be the base of all the models the agency will use, especially for setting rates and prices of telecommunications services inputs.
  The optimized implementation of the costs model was one of the short-term goals set forth in the PGR, with expectation of conclusion for October 2010; however, its technical complexity indicates that Anatel will only effectively use it in 2014.
  As a result of these efforts, in July 2012 ANATEL submitted to the Public Hearing no. 26/12 the Proposal of Relevant Documents for the telecommunication cost model. The deadline for the presentation of contributions ended in 30 August 2012, with the register of 121 contributions to Anatel.
  In December 2012, Anatel, along with UIT and Advisia, society that leads the international consortium hired to develop the cost model, promoted a seminar on the project that has been developed, highlighting that the model will be fundamental so that ANATEL complies with the sectorial public policies, once it will allow the access to cost management information of different business areas and product lines of the telecommunication service providers.
  To summarize, the three financial models that shall serve as conceptual framework for decision-making are: (i) FAC-HCA to discuss cost recovery, (ii) FAC CCA to analyze new members, and (iii) LRIC for analyzing and promoting competition. As a main  result of this activity, ANATEL approved the adoption of reference values, especially the VU-M, through the PGMC, from February 2016, shall have as basis the developed cost model.
  In 2013, ANATEL reviewed nearly all regulation of cost models through the publications of the Resolutions no. 608/2013 and no. 619/2013. In accordance with these new resolutions, which update the previous provision in Resolution no. 396/2005, the level of information reported to the Agency and the amount of products analyzed are highly expanded, besides having a standardization for all operators with regard to the cost allocation costs, which shall allow the comparison among their results. Furthermore, in September 2013, Anatel, through the provision in the Public Hiring no. 40, informs that from 2014 on, TIM and the other mobile operators shall send more two cost models besides FAC HCA (Fully Allocated Cost Historical Cost Accounting) sent since 2007. They comprehend the CCA (Current Cost Accounting) and LRIC (Long Run Incremental Cost). Before that, the mobile operators did not have to send it.
  In 31 December 2013, in accordance with the PGMC determinations, ANATEL would disclose the interconnection tariffs (VUM) which shall come into effect from 2016 on, values resulting from its long-term bottom up model (LRIC – Long Run Incremental Cost). However, the need for major analysis on the tariff figures by the Agency postponed this disclosure, whose most likely foreseen date is February 2014.

  Frequency Spectrum
  The Company has the license for SMP services in the frequency ranges 450 MHz, 800 MHz, 900 MHz, 1.8 GHz and 1.9/2.1 GHz and 2.5 GHz, what allows it to provide mobile communication services in the technologies 2G, 3G and 4G all over the country.
  In October 2010, ANATEL started the bidding No. 002/2010-PVCP/SPV for sub band H (band of 1.9/2.1 GHz - 3G) and the leftovers of 1.8 GHz (2G) bands. Because of impediments defined by ANATEL, related to the limits for detention of radiofrequencies, the current SMP service providers, with operation in the band of 1.9/2.1 GHz, were not eligible for the bidding of sub band H.
  The impossibility of participation of the current SMP service providers in the bidding of sub band H, allowed Nextel to buy a national 3G coverage and a 2G presence, in Region I of PGA, with a total investment of R$ 1,421.3 million.
  In December 2011, Bidding nº 001/2011-PVCP/SPV started, with the remainder of the
  Aforementioned bidding. 16 blocks in the band of 1.800 MHz were sold to the telecommunications service providers Claro, Oi, CTBC and TIM, which acquired the biggest amount of MHz with the lesser premium. TIM Authorization Terms for the use of radiofrequency were signed on May 2013.
  As a result of its participation in both Biddings, TIM, with an investment of $ 65 million, related to bidding in December 2010 and R$73 million (value without monetary restatement), related to bidding in December 2011, may expand its coverage 2G and intensify its presence in the North and Midwest regions of the country, the states of Paraná, Espírito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais, areas that have registered strong economic growth.
  In June 2012, ANATEL promoted the bidding of 450 MHz and 2500 MHz bands, in order to introduce the so-called fourth generation technology in Brazil (4G) to serve, until 30 April 2013, the host cities of the Confederations Cup – Belo Horizonte, Fortaleza, Rio de Janeiro, Recife, Salvador and Brasília, as well as to prepare to host the World Cup, in 2014 and the Olympic Games, in 2015, besides developing coverage in rural areas.
  If there was a company that was interested just in 450 MHz national scope band (Lot 1), the lots of 2500 MHz would be bid isolatedly. However, before the inexistence of companies interested just in 450 MHz band, this band was bid along with the lots of 2500 MHz bands. As a result, the winner of each lot took part of the 2500 MHz national scope band and the 450 MHz in specific places, divided into the 4 (four) major SMP Brazilian operators (TIM, Vivo, Claro and Oi), which together form the Brazilian territory.
  Claro won Lot 2, acquiring the 2510 to 2530 MHz and the 2630 to 2650 MHz national scope sub bands and the 450 MHz band for an amount higher than R$844 million in the states of Acre, Amazonas, Amapá, Bahia, Maranhão, Pará, Rondônia, Roraima, Tocantins and metropolitan region and coast of the state of São Paulo.
  Vivo won Lot 3, acquiring the 2550 to 2570 MHz and the 2670 to 2690 MHz national scope sub bands and the 450 MHz band for an amount higher than R$1 billion in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernanbuco, Piauí, Rio Grande do Norte, Sergipe and the interior of São Paulo.
  TIM won Lot 4, acquiring the 2530 to 2540 MHz, the 2650 to 2660 MHz national scope sub bands, and the 450 MHz band for an amount of R$340 million in the states of Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina (the 450 MHz band was acquired along with Intelig).
  Finally, OI won Lot 5, acquiring the 2540 to 2550 MHz and the 2660 to 2670 MHz national scope sub bands and the 450 MHz band for an amount higher than R$330 million in the states of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and Distrito Federal.
  The Terms of Authorization were signed in October 2012. The first commitment of coverage due to April 2013, which covers the host cities of the Confederation Cup met the deadline. The coverage solution was developed based on a RAN sharing agreement with OI, which has a complementary band besides TIM’s. The agreement foresees the access network sharing, preserving the individual autonomy of each service provider and the activation of both lots of radiofrequency owned by each operator.
  The first commitments of rural coverage linked to the 450 MHz band shall be required in June 2014. The rural obligations will be served by Intelig, which took part in the bid along with TIM, using the STFC. The commitments of rural coverage are rather onerous and require heavy investments of coverage, service offer in rural schools, construction of towers and cession of means for the local STFC concessionaire to comply with the PGMU obligations and with the imposed commitment of acquiring products with national technology.
  The authorizations that foresees the license for the use of radiofrequency to provide SMP are in force for undetermined period. They have the following dates of expiry, with the possibility of one single renewal for more than 15 years. In case of renewal, this must be confirmed each 2 years and the percentage figure of 2% over the net income of the first year shall be paid to the Granting Power each two years. Such payment takes into consideration only the net income of the region covered by the license that had been renewed. The SMP authorizations that are in force on 31 December 2013 are showed in the table below:

Terms of Authorization	Expiration date
	450 MHz	800 MHz, 900 MHz e 1.800 MHz	additional frequencies 1800 MHz	1900 MHz e 2100 MHz (3G)	2500 MHz Band V1 (4G)	2500 MHz (Band P** (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2016	April, 2023	April, 2023	October, 2027	AM – September, 2014 PA – February, 2024*
Rio de Janeiro and Espírito Santo	October, 2027	March, 2016	ES - April, 2023	April, 2023	October, 2027	RJ – February, 2024*

  Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná

	PR - October, 2027	March, 2016	April, 2023	April, 2023	October, 2027	DF – February, 2024*
São Paulo	-	March, 2016	Country side - April, 2023	April, 2023	October, 2027	-
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-
Municipality and region of Pelotas, in the state of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	-
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-
Minas Gerais (except the municipalities of the sector 3 of PGO for 3G radio frequencies and leftovers)	-	April, 2013	April, 2023	April, 2023	October, 2027	February, 2015
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-

  * Terms already renewed for 15 years, so without right to a new renewal period.
  ** Only complementary areas in the specific states.

  In the course of 2012 and 2013, such as in previous years, TIM faced again discussions when the licenses to use radiofrequencies were extended. As a result of this extension, ANATEL understand that TIM is responsible for (i) providing a new licensing of its SMP radio-base and mobile stations, with the respective collection of the new TFI (Installation Fiscalization Taxes), as well as (ii) collecting public price corresponding to onus of 2% (two per cent) over its SMP income, which comprehends the service plans, interconnection and facilities and additional amenities (Value Added Services – SVA) incomes.
  TIM understands the aforementioned demands are improper and promoted the challenge of the collected amounts, through administrative channels, before ANATEL, as well as along the Judiciary, in order to obtain the confirmation of its understanding and the annulment of charges from the Agency.

  Quality Regulation
  Published by ANATEL in October 2011, the SMP and SCM Quality Management Regulations impose quality parameters that will have to be met by the mobile telephony and internet connection operators.
  Most of the targets set started to be required by the end of October 2012 and beginning of November 2012.
  Among such parameters of quality, we highlight the ones related to the quality of the networks, both mobile and fixed, creating obligations of minimum and average speeds in figures way above the ones currently used by the operators, which demanded, in short term, investments so that such obligations were met.
  Because of the necessity of better quantification of the financial impacts, Oi’s Group has presented a cancellation request along with a revision request of certain indicators, with the objective to request ANATEL the presentation of technical surveys and economic impacts that motivated the issuance of such regulations.
  The aforementioned mentioned request was submitted for a  hearing by ANATEL, which resulted in a series of contrary contributions to the maintenance of quality metrics, on the part of telecommunications services operators implied, which are under examination by the Agency.
  Regarding the STFC, the ANATEL Board of Directors approved the edition of the Quality Management Regulation for providers of this service in December 2012, which was published in February 2013. The new STFC quality targets started to be required from June 2013 on.
  The aim of these new Regulations is making Available a new Quality Management model, which includes, besides the network and customer care technical requirements, the consumer’s perception regarding the service rendered and the inclusion of indicators to provide broadband in mobile networks and indicators regardless the Service Provider (reaction indicators).
  In practice, the measurements have already been made since May 2012. However, the Internet indicators, Guarantee of Hired Immediate Transmission Rate and Guarantee of Hired Average Transmission Rate started partial measurements in November 2012. Until now, ANATEL is disclosing to the general public only internet indicators.

  Consolidation of STFC Authorizations of TIM and Intelig and Incorporation of the operators Fiber SP and Fiber RJ by TIM with the waive of SCM authorizations by the incorporated operators.
  With the acquisition of Intelig by TIM Participações (operation approved by ANATEL through the Act no. 4.364/2009), the Group TIM, pursuant the regulation in force, had to eliminate the overlaps of existing authorizations (both TIM Celular and Intelig had STFC authorizations in Local National Long Distance – LDN and International Long Distance – LDI).
  To that end, a period of 18 months was stipulated, from the operation closing (Act no. 5.470/2010) to eliminate such overlap, prolonged for more 12 months (Act no. 4.559/2011), which ended on 30 June 2012.

  In this respect,  TIM registered, on 30 December 2011, petitions formalizing to the Agency the consolidation of its Terms of Authorization of STFC in local modality in Intelig and the consolidation of its Terms of Authorization of STFC LDN and LDI in TIM Celular. Therefore, since 30 June 2012, TIM Celular no longer has authorization to provide STFC in local modality and Intelig no long has authorizations to provide STFC in long-distance modalities. As a result, TIM does not make use of CSP 23 anymore and it gave it back to ANATEL, remaining its STFC LDN and LDI operation linked to the CSP 41, under the authorization of TIM Celular, remaining with Intelig the authorization of Local STFC.
  Moreover, all impacted subscribers received a communication, either by mass circulation newspapers in the country, correspondences, telecommunication services invoices and SMS, in order to clarify all the imposed changes due to the need of eliminating the overlap of grants hold by these operators.
  The additives to the Terms of Authorization of STFC signed between the Group TIM and ANATEL regarding the aforementioned situation were published on  October 26th, 2012.
  In  August 29th, 2012 the companies Fiber SP and Fiber RJ formalized at ANATEL their waive to the authorizations to explore SCM. Then there was the incorporation of both by TIM, which already has authorization to provide this service. Before the waive, the Fibers authorizations of SCM were eliminated by ANATEL. With the incorporation of Fibers, TIM, as successor, started rendering the services previously rendered by those companies.

  Operating Results

  Customer Base
  In 2012 the Brazilian mobile market reached 261.8 million lines, representing an annual growth of 8.1% (vs. 19.4% in 4T11) and a penetration rate of 132.8%, from 123.9% at the end of 2011.  The mobile market growth was supported: i) by the stimulus both to local on-net calls as well as long distance (which creates a multiple effect sales of SIM-card in the prepaid segment), ii) by the machine-to-machine (M2M) segment, and iii) the growing demand for data services, especially in smart / webphones
  In 2013 the Brazilian mobile market reached 271.1 million lines, representing an annual growth of 3.6% and a penetration rate of 136.4% compared to 132.8% in 4T12. The growth of the mobile market continued to be supported: i) by the machine-to-machine (M2M) segment, ii) by the growing demand for data services, especially in smart / webphones and iii) migration of prepaid to post-paid.
  In 2013, the Brazilian mobile market recorded 9.3 million net additions, a deceleration of -52.3% versus the record of 2012 (19.5 million). In 2011, the Brazilian mobile market ended the year with 39.3 million net additions.
  The total subscriber base of the Company ended the year 2013 with 73.4 million lines, 4.4% higher than 4T12 and 14.5% higher than 4T11, representing market-share of 27.1%. The  post-paid base  reached 12.3 million users, a 14.6% p.a. increase versus +15.2% in 4T12.
  In the prepaid segment, total users reached 61.1 million, a 2.5% p.a. increase - heavily leveraged by Infinity Pre plan, which reached 59.5 million users (97.4% of the base of this segment).

  Network & Quality
  TIM’s mobile phone structure network is based on GSM technology. TIM has a national reach of approximately 95% of the urban population, the largest GSM coverage in Brazil, present in 3.4 thousand cities. TIM also has extensive data coverage throughout the country, with 100% GPRS, it also has a sophisticated network of Third Generation (3G) approximately 78% of urban population in Brazil. As for 4G TIM currently serves 27.1% of the urban population of the country.
  TIM performed significant investments throughout the year, R$ 3.5 billion alone in infrastructure in 2013 to expand coverage and capacity, following the growth of voice and data traffic.
  The Company maintained the internal network quality monitoring program started in 2009, based on sample measurements performed on the roads of the major metropolitan areas of the country. The program tracks the performance of TIM network and also the other mobile carriers, and it is used to make fine adjustments and provide network quality improvement.
  It’s also important to highlight the changes in the regulation of SMP quality, initiated in March 2012, changed how data is collected, increasing its granularity, requiring greater efforts for its coverage. Thus, TIM, submitted to Anatel's approval a National Action Plan for Improvement of SMP Provision, providing a significant increase in investments to improve quality during the triennium 2013-2015, totaling more than R$ 10.7 billion; of this total more than 90% will go to network infrastructure.
  In the context of adaptation to the new regulations, TIM has already achieved a significant improvement in meeting the new targets. According to the last Supervisory Cycle released by Anatel, which comprises the results of the months from May to July 2013, TIM had results within established goals for most indicators, highlighting positively the access to voice network and access to 3G data network, in which TIM is on target and has the best results when compared to other carriers.

  MOU (minutes of use)
  In 2013, the MOU reached 148 minutes, an increase of 8.8% in comparison with the last year. This performance is due to the increase of post-paid costumers

  b. variations of revenues due to price changes, exchange rates, inflation, volume changes and the introduction of new products and services.

  The Company’s revenue is basically composed of local currency; therefore, it is not affected by possible currency variations. It is directly affected by changes in the customer base, volume of use variation and changes in prices due to new price plan, product launches or introduction of promotions. The Company may adjust its prices to the public provided that they are within the limit approved by ANATEL, the maximum value is subject to an annual readjustment, based on the inflation. Despite price readjustments being allowed by ANATEL, in many cases, the strong competition in this sector has caused reduction of prices, affected by promotions involving intra-net minutes.
  Total net revenue of 2013 was R$19,921 million (an expansion of 6.17% compared to 2012), while services net revenue amounted to R$16,701 million (1.71% more than 2012), impacted mainly by the expansion of the VAS revenue. The handsets net revenue amounted to R$3,220 million in the same period, an expansion of 3.38% compared to the same period of the last year, reflecting the Company strategy of increasing the penetration of smart/webphones to boost the use of data services
  VAS revenues represented 21.4% of services gross revenue, amounting to R$5,353 million, an increase of 21.5% YoY. The VAS were always present in the Company’s market launch agenda.
  The Company has a strong commitment to innovation. We were pioneers in the launch of many products, such as the introduction of MMS and Blackberry in Brazil. We believe that some of our mobile plans, such as Liberty (unlimited use) and Infinity (pay per call concept), changed the mobile market in Brazil, in line with our strategy of stimulating voice traffic, long distance calls, and accelerating the process of change from fixed to mobile. Our growth in the mobile market does not create revenue cannibalization, as we do not have business in the fixed market.

  c. impact of inflation, of variation of prices of the main inputs and products, of the exchange rate and interest rate on the issuer’s operating income and financial result

  Inflation: Possible increases of inflation rates could result in costs to the Company and consequently the reduction of margin. In the case of strong inflation scenario, the government could adopt a more austere monetary policy, such as the increase of interest rates, reducing credit supply and increasing the cost of credit, consequently affecting our costumers of telecommunication services.

  Interest Rates: The Company’s financial expenses are affected by fluctuation in interest rates, such as TJLP (Long Term Interest Rate) used by BNDES and CDI (Interbank Deposit Certificate). The Company keeps its financial resources invested mainly in CDI, which substantially reduces the risk. In 2011, the Company presented the total amount of R$ 3,265 million of resources and a gross debt of R$3,705 million with a current portion of R$1,111 million and a level of debt in relation to EBITDA of 0.51x.
  In 2012, the Company presented the total amount of resources of R$ 4.431 million and a gross debt of R$4,279 million with a current portion R$951 million and a level of debt in relation to EBITDA of -0,03x.
  In 2013, the Company presented the total amount of resources of R$ 5,288 million a gross debt of de R$4,867 million with a current portion R$1,009 million and a level of debt in relation to EBITDA of -0,08x.

  Currency: By the end of 2011, approximately 33% of the debt had currency exposure. To protect itself from currency fluctuations, the Company keeps its hedge policy to 100% of exposure through Swap rate agreements.
   In 2012, the exchange exposure decreased to 22%. To protect itself from currency fluctuations, the Company keeps its hedge policy to 100% of exposure through Swap rate agreements.
  In 2013, the debt exchange exposure was 37%. To protect itself from currency fluctuations, the Company keeps its hedge policy to 100% of exposure through Swap rate agreements.
  Furthermore, the Company purchases part of network equipments and mobile phones from global suppliers, which are priced in US Dollar. The decrease of Brazilian Real in relation to the US Dollar could result in a relative increase of product acquisition prices.

  10.3.     The directors shall comment the relevant effects that the events bellow have caused, or are expected to cause, in the issuer financial statements and its results:

  a. operational segment introduction or disposal
  With the purchase of AES Atimus in 2011, we started to have the following lines of business in our subsidiaries.

  TIM

    Mobile
    Mobile Broadband
    Fixed
    Long Distance

  Intelig

    Fixed
    Fixed Broadband
    Wholesale
    Long Distance

  Tim Fiber RJ and TIM Fiber SP

    Fixed Broadband
    Wholesale

  The Group strategy is focused in maximize the consolidated results of TIM Participações. This strategy includes the optimization of each company Group operation, as well as the use of synergy between those entities. Despite the diverse activities, the decision makers understand that the Group represents only one business segment and does not include specific strategies focused only in one line of service. All decisions related to strategic planning, finances, purchases, investments and application of resources are made in consolidated basis. The objective is always maximizing the consolidated result obtained by the exploration of the SMP, STFC and SCM licenses.

  b. constitution, acquisition or disposal of shareholding

  Acquisition of TIM Fiber RJ and TIM Fiber SP
  The wholly-owned subsidiary TIM Celular signed, with Companhia Brasiliana de Energia and with AES Elpa S.A. (companies of AES Brasil Group), a contract aiming the purchase their shareholdings in Eletropaulo Telecomunicações Ltda. (100%) and in AES Communications Rio de Janeiro S.A. (98,3%). The contract was signed on July 8, 2011. On October 31, 2011, after the meeting of the preceding contractual conditions and other conditions external to the agreement (such as the approval of by regulatory bodies) the operation of acquisition of the shares of Companhia Brasiliana de Energia and AES Elpa S.A was concluded. The values disbursed were R$1,074.179 and R$447,471 respectively. Still during the fiscal year of 2011,  Eletropaulo Telecomunicações Ltda. has changed its corporate name to TIM Fiber SP Ltda, and  AES Communications Rio de Janeiro S.A. changed its corporate name to TIM Fiber RJ S.A.
  After the acquisition of shares in AES Communications Rio de Janeiro S.A., TIM Celular extended to the minority shareholders of AES Communications Rio de Janeiro S.A., the offer of its shares, for the same amount offered to the old Company’s Controlling Shareholder. By the end of the offer on February 27, 2012, TIM Celular had acquired an additional interest of 1.4% in the entity.
  On July 18, 2012, at Extraordinary General Meeting (EGM), the shareholders of TIM Fiber RJ approved the reverse split of the subsidiary shares in the proportion of 50.000 ordinary shares to 1 share of the same type. As a result of this process, TIM Celular became the holder of the entire capital of TIM Fiber RJ. The fractional shares resulting from this reverse split were canceled, the values of such fractions available to the respective shareholders for a period of 3 years counting from the date of publication of the minutes of EGM. The reimbursement of these fractions shall occur in accordance with the proportions held by each shareholder immediately before the reverse share split.
  On August 29, 2012, TIM Fiber RJ and TIM Fiber SP presented the waiver of their grant of SCM to Anatel. In the same day, were performed a (i) Meeting of Members of TIM Fiber SP and (ii) General Meetings of TIM Fiber RJ and TIM Celular, pondering about the corporate merge of the two first entities in the structure of the last. As a result of this operation, all the operation, including the customer base of  TIM Fiber RJ and TIM Fiber SP has migrated to TIM Celular.
  This acquisition main target was the expansion of TIM’s performance in the business of high velocity data communication, enabling to the Company to offer of new products to its customers, as well as enabling a reduction in the costs of infrastructure rent, in addition to obtain important synergy related to optical fiber network.

  c. Unusual events or operations
  There was no process that could generate nonrecurring events that impact the financial results in 2013.

  10.4.     The directors shall comment:
  a. significant changes in accounting practices
  Radiofrequency use authorization
  The Company and its subsidiaries objective is to continuously improve their corporate governance level, with the presentation of the financial statements and, mainly, the alignment to the accounting practices required by the Securities Commission – CVM and the international practices specifically applicable to their business. This way, the Company and its subsidiaries promoted an analysis of the best accounting practices applicable to their business that resulted in changes, which the effects are presented below:
  After the expiration date of radiofrequency right of use providing SMP, ANATEL concedes the right of renewal for more 15 years. In this case, every two years, the amount of 2% of the last year net revenue of each region covered should be paid to the Grating Power.
  The Company had adopted the procedure to make the value recording of this renewal in the income for the year on the line of “Cost of Services”, proportional to the corresponding period.  In the second quarter of 2012, the Company decided to modify the accounting treatment, capitalizing on the full value of determined license renewal and amortizing it in determined period. The Said accounting treatment was adopted retroactively to the last fiscal years and has made the necessary adjustments and/or reclassifications.

  Purchase Price Allocation “PPA”
  The PPA  from the acquisition of TIM Fiber RJ and TIM Fiber SP,  was concluded on October 31, 2012 and registered retroactively in the Company’s financial statement, as required by IFRS 3.
  The adjustment from the definitive allocation process in the financial statement of the end of fiscal year on December 31, 2011 is shown below.

  b. significant effects in the changes of accounting practices

    Represent the capitalization of licenses renewal, net of amortization;
    Reclassification of  the liability balance of December 31, 2011, that was presented as “indirect taxes, fees and contributions” to the  “outstanding Commitment” line;
    Represent the  constitution of liabilities referring to the renewal of the license to be paid;
    Reclassification of license renewal expenses “Cost of Services” to “Other Operating Expenses” in the subgroup “Amortization of Concession”.
    Represent the capitalization of insurance on license, net of amortization, classified before as “Pre-paid Expenses”;
    Reclassification of insurance expense on licenses of “Cost of Services” to “Other Operating Expenses” in the subgroup “Amortization of Concession”.

  (*)         Effect of purchase price allocation (PPA)

	Consolidated December 31, 2011
Asset	Original	(i)	(v)	(*)	Representing
Current
Cash and cash equivalents	3,262,855	-	-	-	3,262,855
Financial assets to the fair value by means of result	1,872	-	-	-	1,872
Accounts receivable	3,285,782	-	-	-	3,285,782
Stocks	273,171	-	-	-	273,171
Recoverable indirect taxes and contributions	608,025	-	-	-	608,025
Recoverable direct taxes and contributions	616,235	-	-	-	616,235
Prepaid expenses	114,502	-	(1,310)	-	113,192
Operations with derivatives	55,889	-	-	-	55,889
Other assets	68,795	-	-	-	68,795
	8,287,126	-	(1,310)	-	8,285,816
Noncurrent

Financial assets to the fair value by means of result	25,873	-	-	-	25,873
Accounts receivable	59,712	-	-	-	59,712
Recoverable indirect taxes and contributions	376,479	-	-	-	376,479
Recoverable direct taxes and contributions	22,739	-	-	-	22,739
Income tax and social contribution tax	1,488,235	-	-	1,383	1,489,618
Escrow deposits	607,627	-	-	-	607,627
Prepaid expenses	92,874	-	-		92,874
Operations with derivatives	65,315	-	-	-	65,315
Other assets	13,884	-	-	-	13,884

Fixed	6,624,081	-	-	108,158	6,732,239
Intangible	5,774,276	30,396	1,310	(44,734)	5,761,248
Intangible	4,481,604	30,396	1,310	(4,111)	4,509,199
Goodwill	1,292,672	-	-	(133,023)	1,159,649
Customer list	-	-	-	92,400	92,400
	15,151,095	30,396	1,310	64,807	15,247,608
Total assets	23,438,221	30,396	-	64,807	23,533,424

	Consolidated December 31, 2011
	Original	(ii)	(iii)	(*)	Represented
Liability
Current
Suppliers	3,709,301	-	-	-	3,709,301
Loans and financing	1,090,174	-	-	-	1,090,174
Operations with derivatives	77,055	-	-	-	77,055
Labor obligations	145,803	-	-	-	145,803
Taxes, fees and indirect contributions	705,669	(12,024)	-	-	693,645
Taxes, fees and direct contributions	454,124	-	-	-	454,124
Dividends payable	326,348	-	-	-	326,348
Commitments payable	-	-	42,420	-	42,420
Other liability	287,156	-	-	-	287,156
	6,795.630	(12,024)	42,420	-	6,826.026
Noncurrent
Loans and financing	2,570,409	-	-	-	2,570,409
Operations with derivatives	89,078	-	-	-	89,078
Taxes, fees and indirect contributions	142,953	-	-	-	142,953
Taxes, fees and direct contributions	167,447	-	-	-	167,447
Income tax and social contribution tax	77,055	-	-	68,190	145,245
Provision for contingencies	229,521	-	-	-	229,521
Pension plan and other post-employment benefits	2,785	-	-	-	2,785
Provision for future assets retirement	261,918	-	-	-	261,918
Other liabilities	144,688	-	-	-	144,688
	3,685,854	-	-	68,190	3,754,044
Net equity
Social capital	9,839,770	-	-	-	9,839,770
Capital reserves	384,489	-	-	-	384,489
Profit reserves	2,735,847	-	-	(3,383)	2,732,464
Treasury shares	(3,369)	-	-	-	(3,369)
	12,956,737	-	-	(3,383)	12,953,354
Total liability and net equity	23,438,221	(12,024)	42,420	64,807	23,533,424

	Consolidated December 31, 2011
	Original	(iv)	(vi)	(*)	Represented

Operational net revenue	17,085,977	-	-	-	17,085,977
		-	-	-
Costs of services and products sold	(8,561,433)	18,883	2,214	(2,303)	(8,542,639)
Gross profit	8,524,544	18,883	2,214	(2,303)	8,543,338

Operational revenue (expenses):
Commercialization	(4,845,712)	-	-	(2,800)	(4,848,512)
General and administrative expenses	(963,394)	-	-	-	(963,394)
Other net operational expenses	(647,996)	(18,883)	(2,214)	-	(669,093)
	(6,457,102)	(18,883)	(2,214)	(2,800)	(6,480,999)

Operational profit	2,067,442	-	-	(5,103)	2,062,339

Financial revenue (expenses) :
Financial revenues	310,521	-	-	-	310,521
Financial expenses	(448,779)	-	-	-	(448,779)
Net exchange rates	(100,600)	-	-	-	(100,600)
	(238,858)	-	-	-	(238,858)

Profit before income tax of social contribution	1,828,584	-	-	(5,103)	1,823,481

Income tax and social contribution	(547,356)	-	-	1,720	(545,636)

Fiscal year profit	1,281,228	-	-	(3,383)	1,277,845

  c. qualifications and emphasis in the auditor’s opinion

  The individual financial statement was developed in accordance with the accounting practices adopted in Brazil. In the case of TIM Participações S.A., these practices are different from the IFRS practices, applicable to financial statement separated, only regarding the valuation of investments in subsidiaries by the equity method, since for purpose of IFRS it would be cost or fair value. The opinion is not qualified in respect of this matter.

  10.5.     The directors shall indicate and comment critical account policies adopted by the issuer, exploring, particularly, accounting estimates made by   the management about uncertain matters and relevant for the financial situation  description and the results, that require  subjective or complex judgment, such as: provisions, contingencies, revenue knowledge, tax credits, long-lived assets,  useful life of non-current assets, pension plans, conversion adjustments, environmental remediation costs,  in foreign currency, criteria for test of assets and financial instruments recovery.

  Critical Accounting Policies
  The fundamental accounting policies are those significant to represent our financial situation and operation results and require more complex and subjective judgment from the management, frequently demanding from the Board an estimate about uncertain nature factors. As the number of variables and assumptions that affects a possible resolution of future uncertainties increases, decisions become more complex. We based our estimates and assumptions in the historical experience, industry trends and other factors that we consider reasonable in the circumstances. The actual results may differ from the previewed results and different future assumptions or estimative may change the stated financial results. To facilitate the understanding of how the Company’s management estimates the potential impact of some uncertainties, including the variables and assumptions that support the estimates, we identify the fundamental accounting policies discussed next. We describe our main accounting policies, including those described below, in the specific explanatory note of our consolidated financial statement.

  (a)        Loss on impairment of non-financial assets
  Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company's business plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the base date on which the financial statements are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of the impairment test.
  The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these premises.
  As at December 31, 2013 and 2012, the main non-financial assets for which this assessment was made are the property, plant and equipment and intangible assets of Intelig and the goodwill in the Company and its subsidiaries (see notes 17 e 18).

  (b)        Asset retirement obligation (see note 26)
  The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company uses estimates to recognize the present value of these costs and their amortization period. These estimates involve projected dismantling costs,the the average tenor of the lease agreements and the discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually dismantled.

  (c)        Income tax and social contribution (current and deferred)
  Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax and social contribution losses, and temporary differences are recognized to the extent that it is probable that future taxable income will be available to be offset by them. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions.

  (d)        Impairment of accounts receivable
  The impairment of accounts receivable is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The impairment is considered sufficient to cover any losses on receivables (see note 8).

  (e)        Provision for contingencies
  Contingencies are analyzed by the Company's management and (internal and external) legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management's judgment (see note 25).

  (f)         Fair value of derivatives and other financial instruments (see note 41)
  The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

    Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
    Level 2: Inputs, other than quoted prices quoted that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and
    Level 3: Inputs for the asset or liability that are not based on observable market data.

  (g)        Unbilled revenues
  Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues to be recognized which are not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

  10.6.     Regarding internal controls adopted to secure the development of reliable financial statements, the director shall comment:

  a. the level of efficiency of these controls, indicating possible imperfection and measures adopted to correct them
  The Company Directors believe that the internal procedures and financial statement development systems are enough to secure the efficiency, precision and reliability, as no imperfection was detected by the Company internal controls.
  The Company has internal controls that guarantee the process of certification of Sarbanes Oxley Act (SOX – Section 404) with no material weakness, in line with the best practices of corporate governance, transparency and the creation of value for long term shareholders. In 2012, TIM received the certification for compliance with the provision required by the Section 404 of Sarbanes-Oxley Act for the year 2011, certification received by TIM since 2006, when this requirement was created for the companies listed in the American Depositary Receipts (ADRs) in the New York Stock Exchange, a demonstration of the Company’s compromise with the highest levels of corporate governance.

  b. deficiencies and recommendations about the internal controls presented in the auditor’s report
  There was no comment in the auditor’s report, about significant deficiencies and recommendations that could impact the valuation of the Company Management regarding the efficiency of the internal controls by the end of fiscal year on December 31, 2013.

  10.7.     In case the Issuer had made distribution of securities public offering, the directors shall comment:

    how the recourses resulting from the offering were used;

  Not applicable to the year 2013.

        b. in case there was relevant deviation between the effective use of resources and the application proposal disclosed in the prospects of the respective distribution;
  Not applicable to the year 2013.

       c. In case of deviations, the reason for their occurrence.
  Not applicable.

  10.8.     The directors shall describe the relevant items not included in the issuer’s financial statement, indicating:

  a. the assets and liabilities held by the issuer, directly or indirectly, that are not shown in the balance sheet (off-balance sheet items), such as:
  i.   operational leases, assets and liabilities
  ii.  portfolios of receivables on which the entity keeps the risks and responsibilities, indicating respective liabilities
  iii. contracts of purchase and sales of products and services
  iv. contracts of unfinished construction receipt
  There are no compromises of material value that are not indicated in the financial statement.

  b. other items not included in financial statement
  Not applicable, as we do not hold other material items, of other nature, that are not registered in our balance sheet.

  10.9.     Regarding each item not included in the financial statement indicated in the item 10.8, the director shall comment:

  a. As these items change or may change the revenues, expenses, the operational result, the financial expenses or other items of the issuer’s financial statement
  Not applicable.

  b. nature and purpose of the operation
  Not applicable, as we do not hold other items that are not registered in our balance sheet.

  c. nature and amount of obligations assumed and the rights generated in favor of the issuer due to the operation
  Not applicable.

  10.10.   The directors shall indicate and comment the main elements of the issuer’s business plan, exploring specially the following topics:

  a.         investments, including:
  i.          quantitative and qualitative description of the on-going and previewed investments
  In the year 2013, the investments were concentrated in two main fronts, evolution of network and business development, in the proportion of about 92% and 8% respectively. These investments contributed for the improvement in service provision, the growth of customer base, and others.
  The evolution of network goes through investments that are stratified in network access of 1st, 2nd, 3rd and 4th generation, last mile, radio backhauling and optical fiber and backbone beyond the service of fixed residential ultra broad-band in São Paulo and Rio de Janeiro. These projects aim the expansion of capacity and coverage of TIM infrastructure, ensuring high level of quality and supporting the marketing.
  On business development, among other projects, the information technology projects are highlighted for aiming the updating and development of systems and technological platforms of TIM. The referred projects aim the operational and management improvement, and mainly the development of new and innovative products that are trademarks of the Company.

  ii.         financing and investments source
  The Company performed on November, 2011 a public offering of shares and gathered R$1.72 billion to use as financing source for the following investments: (i) Construction of optic fiber networks in the North and Northeast regions of Brazil (2G/3G access and data transmission); (ii) Acceleration of the expansion of coverage with third generation technology (3G); (iii) Acceleration of expansion of own metropolitan networks (fiber-to-the-antenna and micro-waves projects); (iv) New business: launch of residential broadband services in São Paulo and Rio de Janeiro, beyond the evolution in the corporate market of the region.
  On December, 2012, the Company increased its financial line of credit to investments with BNDES. The amendment to the Financing Agreement increased the limit of credit of 1,51 billion to 3,97 billion, and also included Intelig Telecomunicações Ltda, a company directly controlled by the Company, as its signatory. This agreement was terminated throughout the year 2013 and a new agreement was signed.
  The new agreement with BNDES preview a new line of credit to the financing of the Company’s   CAPEX of the years 2014, 2015 and 2016, in the value of R$5,700 million in an attractive cost. Among the diverse clauses of the agreement, one of them preview that, through this financing, only equipments of national suppliers can be acquired. This reinforces the Company’s commitment with the country industry growth.

  iii.        relevant divestment in progress and divestments previewed
  The Company operates its network service with the GSM in 2G, 3G and 4G. Throughout the year 2010, the Company stopped to operate its network through TDMA technology due to the obsolescence and the reduction of services/equipments available.

  b.         since already disclosed, indicate the acquisition of plants, equipments, patents and other assets that shall materially influence the issuer’s productive capacity

  We did not acquire in 2013 any type of plant, equipment, patent or asset that could materially influence the Company’s productive capacity.

   c.         new products and services, pointing:

  i.          description of already disclosed researches in progress
  ii.         total amounts of expenses by the issuer in researches for the development of new products and services
  iii.        projects in progress already disclosed
  iv.         total amounts expended by the issuer in the development of new products and services

  Not applicable, as we do not have researches in progress already disclosed.

  10.11. Comment about other factors that relevantly affected the operational development and that have not been identified or commented in other items of this section

  We do not have identified any factor that relevantly affected the operational development and that have not been commented in other items of this section.

  04 – Proposal Company’s capital budget

  MANAGEMENT PROPOSAL OF
  2014 CAPITAL BUDGET
  FOR THE SUBSIDIARIES OF
  TIM PARTICIPAÇÕES S/A (“COMPANY”)

  Dear Shareholders,

  According to the provisions in paragraph two, Art. 196 of Act 6.404/76, this is to submit TIM Participações S.A. (TIM) and its subsidiaries’ capital budget for the year of 2014, in the amount of three billion and eight hundred thousand Reais (R$ 3.800.000.000,00), according to the financing sources shown below and to be approved on this date.

    TIM Participações S.A. Capital budget proposal:                           R$ 3.800.000.000,00

    Financing sources:
     Own/third party’s resources                                                          R$ 3.800.000.000,00

  The above mentioned resources will be invested in two major fronts, evolution of the network and business development, approximately in the following proportions, 89 % and 11 % respectively. These investments will help improve the delivery of services, growth of customer base, among others.

  The evolution of the network passes through investments that stratify in access 2nd, 3rd and 4th generation last mile, backhauling of radio and fiber optics, and backbone network as well as expansion of broadband fixed residential service in Sao Paulo and Rio de Janeiro. These projects seek to expand the capacity and coverage of TIM´s infrastructure, ensuring high levels of quality and supporting the marketing strategies.
  In the business development front, among other project, highlight the projects of information technology aimed at updating and developing the systems and technology platforms of TIM. The projects in question are intended to improvements, management, operational and especially the development of new and innovative products that are the hallmark of the Company.

  Thus we propose the determination of the above proposed capital budget.

  Rio de Janeiro, February 13th, 2012.

  The Management

  05 – Proposal for the allocation of the results related to the fiscal year 2013 and distribution of dividends by the Company

  PROPOSAL FOR NET INCOME DESTINATION
  (ACCORDING TO ANNEX 9-1-II OF CVM’s INSTRUCTION 481/09)

  1. Inform the net income for the fiscal year

  The net income related to the fiscal year 2013 amounted to R$ 1,505,613,812.18 (one billion, five hundred and five million, six hundred and thirteen thousand, eight hundred and twelve reais and eighteen cents).

  2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders’ equity already declared

Net income for the fiscal year	1,505,613,812.18
Compensation of accumulated losses	-
1,505,613,812.18

(-) Constitution of the legal reserve	(75,280,690.61)
Adjusted net income	1,430,333,121.57

Minimum dividends
Minimum dividends determined as 25% of the adjusted net income	357,583,280.39
(+) Complementary dividends related to the distribution of the results	485,721,719.61
(=) Total dividends related to the distribution of the results	843,305,000.00

Dividends - common shares	843,305,000.00
Dividends - preferred shares	-
843,305,000.00

Dividends’ payout ratio	59%

Dividends per share (in reais)
Common shares	0.35

  3. Inform the dividends’ payout ratio for the fiscal year

  As previewed in our bylaws, as minimum dividends the Company must pay 25% of the 2013 adjusted net income. Furthermore, the Company’s Management proposes an additional distribution of 34% of the mentioned adjusted net income, totalizing a distribution of 59% of the 2013 adjusted net income.

  4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years’ profits

  Not applicable.

  5. Inform, deducting anticipated dividends and interest on shareholders’ equity already declared:

  a. The gross amount of dividends and interest on shareholders’ equity, segregated by each type and class of shares

Dividends - Common Shares Minimum Dividends determined as 25% of the adjusted net income	357,583,280.39
(+) Complementary dividends related to the distribution of the results	485,721,719.61
(=) Total dividends related to the distribution of the results	843,305,000.00

Dividends – Commom Shares	843.305.000,00
(÷) Number of commom shares, except treasury shares	2.416.836.758
(=) Dividends per share	0,3489

  b. The conditions and term for payment of dividends and interest on shareholders’ equity

  The dividends by the Company as follows: 50% of the total amount to be distributed on the day of June 11, 2014 and the remaining on the date of September 11, 2014, in the accounts previously indicated by each shareholders.

  c. Possible interest and monetary update on dividends and interest on shareholders’ equity

  The second dividends’ installment, to be paid on September 11, 2014, will be updated based on CDI as from June 11, 2014 until the September 8, 2014.

  d. Date of the payment of dividends and interest on shareholders’ equity considered for the identification of shareholders entitled for their receiving

  Date of the Shareholders´ General Meeting that will approve net income destination (April 10, 2013).

  6. In case the Company had declared dividends or interest on shareholders’ equity considering intermediary net income (six-months or less)

  a. Inform the amount of dividends and interest on shareholders’ equity already declared

  Not applicable.

  b. Inform the respective payments’ dates

  Not applicable.

  7. Present a comparative table showing the following values for each type and class of shares:

  a. Net income for the fiscal year and three (3) previous years

	2013	2012	2011
Net income for the fiscal year	1,505,613,812.18	1,448,887,908.07	1,281,227,722.37
Net income per share	0.6228	0.5995	0.5660

  b. Dividends and interest on shareholders’ equity distributed in the last 3 (three) years

Minimum Dividends	2013	2012	2011

Minimum dividends determined as 25% of the adjusted net income	357,583,280.39	344,110,878.17	304,291,584.06
(+) Complementary dividends related to the distribution of the results	485,721,719.61	398,889,121.83	229,160,415.94
(=) Dividends related to the distribution of the results	843,305,000.00	743,000,000.00	533,452,000.00

Dividends - common shares	843,305,000.00	743,000,000.00	533,452,000.00
Dividends - preferred shares	-	-	-
	843,305,000.00	743,000,000.00	533,452,000.00

Dividends payout ratio	59%	54%	44%

Dividends per share (in reais)
Common shares	0.35	0.31	0.22
Preferred shares	-	-	-

  8. If there is destination for the legal reserve

  a. Identify the amount allocated to the legal reserve

  Pursuant to the Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of the net income for the constitution of the Legal Reserve, in the amount of seventy-five million, two hundred and eighty thousand, six hundred and ninety reais and sixty one cents (R$ 75.280.690,61).

  b. Detail the calculation of legal reserve

	2013	2012	2011
Net income for the fiscal year	1,505,613,812.18	1,448,887,908.07	1,281,227,722.37
Compensation of accumulated losses	-	-	-
Subtotal	1,505,613,812.18	1,448,887,908.07	1,281,227,722.37

Constitution of the legal reserve – 5% of the net income	(75,280,690.61)	(72,444,395.40)	(64,061,386.12)

  9. In case the Company owns preferred shares with fixed or minimum dividends rights

  a. Describe the calculation of fixed or minimum dividends

  Not applicable

  b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends

  Not applicable.

  c. Identify whether a possible installment not paid is cumulative

  Not applicable.

  d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares

  Not applicable.

  e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

  See above.

  10. In regard to the the mandatory dividends

  a. Describe the calculation provided in the Company´s by-laws.

  The dividends are calculated according to the Company´s by-laws and to the Brazilian Corporate Law.

  Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of the adjusted net income.

  b. Inform if it is being fully paid

  The amount of net income related to 2012 fiscal year will be entirely paid during 2013.

  c. Inform the withheld amount

  Not applicable.

  11. If there is dividends withheld due to the Company’s financial conditions

  a. Inform the withheld amount

  Not applicable.

  b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows

  Not applicable.

  c. Justify the retention of dividends

  Not applicable.

  12. If there is destination of net income to the reserves for contingencies

  a. Identify the allocated amount to the reserve

  Not applicable.

  b. Identify the probable losses and their causes

  Not applicable.

  c. Explain the reason for the probable of losses

  Not applicable.

  d. Justity the constitution of the reserve

  Not applicable.

  13. If there is destination of net income to the reserve of unrealized profits

  a. Inform the amount allocated to this reserve

  Not applicable.

  b. Inform the nature of the unrealized profits that resulted in the reserve

  Not applicable.

  14. If there is destination of statutory reserves

  a. Describe the statutory clauses that established the reserve

  The article 42, paragraph 2, of our by-laws previews:

  “The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.”

  b. Identify the amount allocated to this reserve

  As previously described, until the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be destined to the statutory reserve.

  c. Describe the calculation

	2013	2012	2011
Net income for the fiscal year	1,505,613,812.18	1,448,887,908.07	1,281,227,722.37
Compensation of accumulated losses	-	-	-
Subtotal	1,505,613,812.18	1,448,887,908.07	1,281,227,722.37

(-) Constitution of the legal reserve	(75,280,690.61)	(72,444,395.40)	(64,061,386.12)
Adjusted net income	1,430,333,121.57	1,376,443,512.67	1,217,166,336.25

(-) Dividends	(843,305,000.00)	(743,000,000.00)	(533,452,000.00)
(-) Amount distributed to the capital reserve	(127,194,399.50)	(82,400,356.85)	-
Amount distributed to the statutory reserve	459,833,722.07	551,043,155.82	683,714,336.25

  15. If there are estimated retained earnings due to the Capex budget

  a. Identify the withheld amount

  Not applicable.

  b. Provide a copy of the Capex budget

  Not applicable.

  16. If there is allocation of the results to the tax incentives reserve

  a. Inform the amount allocated to the reserve

  R$ 127,194,399.50 (on hundred twenty-seven million, one hundred ninety-four thousand, three hundred and ninety-nine reais and fifty cents).

  b. Explain this allocation nature

  In accordance with article 545 of Decree 3.000/99, tax amounts not paid due to exemptions or reductions related to SUDAM/SUDENE tax incentives will not be allowed to be distributed to shareholders and will constitute capital reserves of the Company. These reserves would be used only for losses absorption or capital stock increases. The subsidiary TIM Celular S.A. owns this kind of tax incentives.

  06 – Proposal for the Audit Committee and its members

Name	Age	Profession	CPF	Position	Election	Hold	Mandate	Other positions	Elected by the controller
Oswaldo Orsolin	71	Economist e Accountant	034.987.868-49	Effective Member	April 10th 2014	April 10th 2014	AGO 2015	Not applicable	Yes
Roosevelt Alves Fernandes Leadebal	73	Economist	016.083.804-59	Alternate Member	April 10th 2014	April 10th 2014	AGO 2015	Not applicable	Yes
Josino de Almeida Fonseca	75	Engineer	005.832.607-30	Effective Member	April 10th 2014	April 10th 2014	AGO 2015	Not applicable	Yes
João Verner Juenemann	75	Accountant and Administrator	000.952.490-87	Alternate Member	April 10th 2014	April 10th 2014	AGO 2015	Not applicable	Yes
Jarbas Tadeu Barsanti Ribeiro	63	Economist and Accountant	272.271.707-72	Effective Member	April 10th 2014	April 10th 2014	AGO 2015	Not applicable	Yes
Anna Maria Cerentini Gouvea Guimaraes	57	Engineer	050.287.838-02	Alternate Member	April 10th 2014	April 10th 2014	AGO 2015	Not applicable	Yes

  OSWALDO ORSOLIN

  I – Main professional experience in last 5 years:

  TIM Participações S.A. – telecommunication industry – Effective Member of the Statutory Audit Committee – since April 2008.

  Magazine Luiza – retail sector – Member of the Board Audit Committee.

  Grupo Simões – Member of the Audit Committee.

  Coca-Cola da Amazônia – Member of the Board of Directors.

  II – Management positions in public companies:

  Has never held any management positions in public companies.

  III – Events occurred in the last 5 years:

  There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

  IV – Personal relationship:

  No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

  V – Subordination relationship:

  No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

  ROOSEVELT ALVES FERNANDES LEADEBAL

  I – Main professional experience in last 5 years:

  TIM Participações S.A. – telecommunication industry – Alternate Member of the Statutory Audit Committee – since April 2008.

  Companhia de Água e Esgotos da Paraíba – CAGEPA – basic sanitation sector – Director’s Advisor – from March 2007 to October 2009.

  Companhia de Água e Esgotos da Paraíba – CAGEPA – basic sanitation sector – Manager of the Controler Department – from August 2004 to February 2007.

  II – Management positions in public companies:

  Has never held any management positions in public companies.

  III – Events occurred in the last 5 years:

  There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

  IV – Personal relationship:

  No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

  V – Subordination relationship:

  No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

  JOÃO VERNER JUENEMANN

  I – Main professional experience in last 5 years:

  Banco Indusval S.A. – financial sector – Effective Member of the Audit Committee – since April 2012.

  Minerva S.A. – Effective Member of the Audit Committee – since April 2012.

  INDG – Instituto de Desenvolvimento Gerencial S.A. – service sector – Effective Member of the Audit Committee – since December 2011.

  Motrisa – Moinhos de Trigo Indígena S.A. – Effective Member of the Audit Committee – since April 2011.

  Paludo Participações S.A. (Grupo Vipal) – Effective Member of the Audit Committee – since December 2011.

  Unetral Empreendimentos Imobiliários S.A. – Effective Member of the Audit Committee – since November 2011.

  Unetral S.A. – Effective Member of the Audit Committee – since August 2010.

  Electro Aço Altona S.A. – Effective Member of the Audit Committee – since April 2010.

  Tupy S.A. – Coordinator of the Audit Committee – since July 2009.

  Dimed S.A. Distribuidora de Medicamentos – Member of the Audit Committee – since 2009.

  TIM Participações S.A. – telecommunications industry – Alternate Member of the Statutory Audit Committee – since 2008.

  Companhia Providência Indústria e Comércio S.A. – Effective Member of the Audit Committee – from April 2010 to April 2012.

  AES Tietê S.A. – Alternate Member of the Audit Committee – from April 2010 to April 2011.

  Federação das Associações Comerciais e de Serviços do Rio Grande do Sul:
  Vice-Chairman Financial Administrative – since April 2012.
  Vice-Chairman – from April 2010 to April 2012.
  Effective Member of the Audit Committee – from April 2006 to April 2010.

  Associação Comercial de Porto Alegre – Effective Member of the Audit Committee – from April 2006 to April 2010.

  Karsten S.A. – Effective Member of the Audit Committee – since April 2006 to April 2010.

  Predial e Administradora Hotéis Plaza S.A. – hotel sector – Effective Member of the Audit Committee – from April 2005 to April 2010.

  Banco do Estado do Rio Grande do Sul S.A. – financial sector – Independent Member of the Audit Committee – from 2004 to 2008.

  Globex Utilidades S.A. – Alternate Member of the Audit Committee – from April 2009 to April 2010.

  FRAS-LE S.A. – Alternate Member of the Audit Committee – from April 2008 to April 2009.

  II – Management positions in public companies:

  DBH Indústria e Comércio S.A. – Effective Member of the Board of Directors – since April 2007.

  Banco do Estado do Rio Grande do Sul S.A. – financial sector – Independent Member of the Board of Directors – from April 2003 to April 2011.

  Renner Participações S.A. – retail sector –Member of the Board of Directors – from Arpil 2006 to April 2009.

  TIM Participações S.A. – telecommunication industry –Member of the Board of Directors – from April 2013 to April 2014.

  III – Events occurred in the last 5 years:

  There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

  IV – Personal relationship:

  No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

  V – Subordination relationship:

  No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

  JOSINO DE ALMEIDA FONSECA

  I – Main professional experience in last 5 years:

  SDT8 Ideias e Negócios Ltda. – Marketing and Advertising - Partner and Director – since October 2010.

  TIM Participações S.A. – telecommunication industry – Alternate Member of the Statutory Audit Committee – since April 2009.

  CTEEP – Cia. de Transmissão de Energia Elétrica Paulista – energy industry – Alternate Member of the Audit Committee – from April 2007 to April 2010.

  TIM Participações S.A. – telecommunication industry – Effective Member and Chairman of the Statutory Audit Committee – from May 2005 to April 2007.

  Marisa S.A. – retail sector –Alternate Member of the Audit Committee – from April 2007 to April 2010.

  Jockey Club de São Paulo – Sports and Entertainment - Chairman of the Audit Committee – from March 2005 to March 2011.

  II – Management positions in public companies:

  TIM Participações S.A. – telecommunication industry –Member of the Board of Directors – from March 2007 to April 2009.

  TIM Participações S.A. – telecommunication industry –Member of the Board of Directors – from April 2013 to April 2014.

  III – Events occurred in the last 5 years:

  There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

  IV – Personal relationship:

  No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

  V – Subordination relationship:

  No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

  JARBAS TADEU BARSANTI RIBEIRO

  I – Main professional experience in last 5 years:

  Regional Accounting Council of Rio de Janeiro – Professional Class Association – Efective Member of the Council – 2014 - 2018.

  Duke Energy International Geração Paranapanema S.A. – Energy Industry – Chairman of the Fiscal Council

  Richard Saigh Indústria e Comércio S.A.– Member of the Fiscal Council

  Tabu Agro Pecuária S.A. – Member of the Fiscal Council

  Association of Legal Experts of the State of Rio de Janeiro – Professional Class Association – Officer and membership

  Camera Supervisory, Discipline and Ethics, Professional Development and Operation of Regional Accounting Council of Rio de Janeiro – Professional Class Association – Effective Member

  Jharbas Barsanti Perícias Judiciais Ltda. – Services – Legal Expert – since 1975.

  II – Management positions in public companies:

  He has never held any management positions in public companies.

  III – Events occurred in the last 5 years:

  There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

  IV – Personal relationship:

  No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

  V – Subordination relationship:

  No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

  JOSINO DE ALMEIDA FONSECA

  I – Main professional experience in last 5 years:

  Instituto Brasileiro de Governança Corporativa – Member of the Board of Directors – from 2012 to 2014.

  Renk Zanini S.A. – industrial equipment industry – Member of the Board of Directors – from 2010 to 2011.

  Cia. de Bebidas e Alimentos do São Francisco – consumer goods industry – Member of the Board of Directors – from April 2007 to April 2010.

  Cia. Têxtil Constâncio Vieira – consumer goods industry – Member of the Board of Directors – from 2005 to 2007.

  GUF Indústria Química e Farmacêutica – pharmaceutical industry – Member of the Board of Directors – from 2009 to 2011.

  II – Management positions in public companies:

  Has never held any management positions in public companies.

  III – Events occurred in the last 5 years:

  There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

  IV – Personal relationship:

  No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

  V – Subordination relationship:

  No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

  07 – Proposal of compensation for the Company’s Administrators and the members of the Statutory Audit Committee  of the Company, for the year of 2013 and Item 13 from the Reference Form

  PROPOSAL FOR COMPENSATION TO
  MANAGEMENT AND THE AUDIT COMMITTEE

  According to proposal submitted to the Compensation Committee and to the Board of Directors of TIM Participações S.A. (“Company”) in the meeting held on February 13th 2014 the following compensation will be proposed to the Shareholders’ Meeting.

    Board of Directors:

  Proposal of annual global compensation of one million, nine hundred and ninety two thousand Reais (R$ 1,992,000).

    Audit Committee:

  Proposal of annual global compensation of eight hundred and forty thousand Reais (R$ 840,000).

    Board of Executive Officers:

  Proposal of annual global compensation of twenty one million eight hundred thousand Reais (R$ 21,800,000), and, of this total the amount paid in cash is divided into: fifty-seven percent (57%) corresponding to the fixed compensation and forty-three percent (43%), to the variable compensation.

    Committees:

  Proposal of global compensation of nine hundred and seventeen thousand Reais (R$ 917,000.00)

  Find bellow Item 13, from Reference Form, according to CVM instruction n. 481/09, article 12, II

   13.1      Describe the compensation policy or practice of the Board of Directors, the statutory and non-statutory executive board, the audit committee, the statutory committees and of the audit, risk, financing and compensation committees, addressing the following aspects:

  a. objectives of the compensation policy
  The Company's Compensation Policy is intended for the individual valorization of each resource, with special attention to the functions that play relevant roles  to the Company's business. This contribution is evaluated by  an objective analysis of the positions and a subjective analysis of the potentials and high performances.
  The organizational evaluation of the positions is made through an internal system, which classifies the positions in “profiles” based in the Hay methodology (system with which the main positions of the organization are evaluated) to:

      To facilitate the comparison with the  market
      Support to the management and development of resources

  In comparisons with the  market, we use market benchmark: compensation researches that use  information of the  general market in Brazil that are conducted by specialized firms.
  Always searching to be aligned to the Company's short, medium and long term interests, and having as a basis the financial results as parameter for definition of limits of the variable compensation, the equilibrium between the results and premiums of the Company's executives is assured.
  Moreover, in the General Meeting dated August 5, 2011, the Long-Term Incentive Plan ("Long-Term Incentive Plan") of the Company was approved, which aims at, by granting  purchase options or subscription of shares  issued by the Company:   (i) to align the interests of the high management to the shareholders' interests; (ii) to implement an integrated incentive system, in order to balance the time horizon and the nature of the objectives; and (iii) increase the competitiveness of the high management compensation package.
  The managers - members of the Board of Directors, members of the audit committee, Officers - are compensated by the Company to which they are bound.
  In the organizational structure and under the Internal Regulation of the Board of Directors, there is a specific committee to deal with the compensation of the Company's High Management which is the Compensation Committee, which is composed by 3 effective members of the Board of Directors. Such Committee is permanent, and, has as main duties, what follows:

    to prepare, for the Board of Directors, the proposal of the sharing of the total remuneration, that was fixed on a General Meeting, between the members of the Board.;
    to submit a proposal to the Board for the compensation of the Officers in order to guarantee its alignment with the purpose to create value to the Company's shareholders through time;
    to periodically evaluate the compensation criteria of the Officers and the high executives of the Company and, after taking the CEO’s opinion, prepare recommendations to the Board;
    to monitor the application of the decisions taken by the relevant bodies and the Company's policies related to the compensation of the high executives.
    Analyze other matters related to the compensation of Company members, as provided by the Board of Directors.

  Still under the Internal Regulation, the Committee shall report to the Board of Directors its monitoring activity and evaluation, furthermore, in relation to items (a) and (b) above, the Committee shall report to the Board of Directors, before the Board Meeting which is held after the General Annual Meeting.
  In addition to the powers provided above, such Compensation Committee may also assist the Board of Directors in relation to the functions determined in the Long Term Incentive Plan.

  Board of Directors:
  The compensation practice only contemplates the payment of monthly fixed fees.

  Audit Committee:
  The compensation practice only contemplates the payment of monthly fixed fees.

  Statutory Officers:
  The compensation practice comprises the payment of monthly fixed fees, direct and indirect benefits, in addition to variable compensation by intermediation of the profit sharing program.

  Non-Statutory Officers:
  The compensation practice comprises the payment of salaries, direct and indirect benefits, in addition to variable compensation by intermediation of the profit sharing program.
  Anyhow the compensation practice described above, related to each one of the management bodies of the Company, on August 5, 2011, the creation of the Long Term Incentive Plan was approved, which established general terms and conditions for the issue of options referring to the purchase of shares by the members of the Company's high management, in order to supplement and adjust such compensations.

  b. compensation composition, indicating:
              i. description of the compensation elements and the objectives of each one of them
  The Compensation of the Executive Board is composed by 3 elements, with different relevance grades, based on the impacts they may cause to the results of the Company, as follows:

    Fixed compensation:

  Has the purpose to value the strategic role (position size) and also the subjective characteristics (strategic potential), based on the market.

    Variable Compensation:

  Has the purpose to reward the officers for estimated and achieved results.  The variable compensation is subdivided in two groups, as follows:
              2.1) MBO
  MBO - Management By Objectives - is the short term variable compensation program, bound to strategic indicators for the Company's business, containing goals and objectives, both organizational and business and functional, resulting in the rewarding and valorization of the annual results achieved.

    Corporate Objective: objectives related to economic and financial indicators of the Company.
    Business Objective: objectives related to the Company's business, with high strategic relevance and, in general, are inherent to the functions.
    Functional Objective: specific objective related with goals and liabilities of each area.

              2.2) Premium (una tantum)
  Valuation of the individual performance, which justifies the recognition of the company, especially related to tactical initiatives.
  The compensation structure, as presented in this item, aims  to follow the market practices, mainly of the  telecommunications market, being annually updated in-line with the market operations and the strategic planning of the Company.

    Direct and indirect Benefits:

  Has the purpose to increase the value received by the executives, aiming at to attract  and hold them in the company.

  Long Term Incentive Plan:
  The Company recently approved a compensation plan based in shares to high managers and those employees holding key positions in the Company. Such a plan has created an incentive mechanism in the long run, which intends to:  (i) to align the interests of the high management to the shareholders' interests; (ii) to implement an integrated incentive system, in order to balance the time horizon and the nature of the objectives; and (iii) increase the competitiveness of the high management compensation package.
  Still, it is worth to inform that the Company has Disclosing and Securities Negotiation Policies, under CVM Instruction n. 358/02, which known by each new member elected in the Company's high Management upon the signature of Adhesion Instrument, which is archived at the Company's headquarters.
  The Long Term Incentive Plan establishes general terms and conditions for the issue of options referring to the purchase of shares of the Company, by the high managers and those employees holding keys positions in the Company, as approved by the Board of Directors based on the proposal of the CEOt and the HR officer.

              ii. what is the proportion of each element in the total compensation

Fiscal Year 2013 Accomplished	Board of Directors	Audit Committee	Statutory Executive Board	Non-Statutory Board
Number of effective members	4.25	4	9.50	0
% Fixed compensation	100%	100%	58.04%	N/A
% Variable Compensation	N/A	N/A	20.05%	N/A
% Compensation on purchase options	-	-	21.92%	-

  * There is no Non Statutory Board in TIM Participações.

  Besides the aforementioned members of the Board of Directors, there is still an equivalent of 5.25 members who fully abdicated from their compensation during the fiscal year of 2013.

  iii. Calculation and adjustment Methodology of each compensation element
  The compensation structure, as presented in this item, aims  to follow the market practices, mainly of the  telecommunications market, being annually updated in-line with the market operations and the strategic planning of the Company.
  The organizational evaluation of the positions and compensated values is made through an internal system which classifies the positions in “profiles” based in the Hay methodology (system with which the main positions of the organization are evaluated).
  Through this methodology, we simplify the comparison of TIM positioning with the foreign market, in addition of supporting the management and development of the human resources.
  In comparisons with the foreign market, we use the compensation researches using information of the general market in Brazil, being conducted by great specialized consulting. In accordance with the result, adjustments for alignment with the market and strategy of the Company are made.
  The Board of Directors’ compensation consists of the following elements with various relevance levels, according to the impacts on the Company’s results, as follows:

    Fixed compensation:

  The fixed remuneration is constituted by the payment of 12 installments per year, plus 13th salary to Statutory and Non-Statutory Board which are ruled by the CLT (Consolidation of Brazilian Labor Laws).  The calculation and adjustment methodology of each one of the elements of the fixed compensation shall be compatible with the importance of the function inside the organizational structure, taking as a basis the market parameters as above mentioned.

    Variable compensation:

              2.1) MBO
  The percentage considers the achievement of the goals in 100%.
  The main performance indicators taken into consideration in the determination of the compensation elements are the financial, economic and functional indicators, annually reevaluated and validated.
  The variable compensation of the Executive Board is connected to the evolution of the performance indicators of the issuer’s interest. Thereby, we have aligned the interest of the directors to the company's results.
              2.2) Premium (una tantum)
  Valorization of the individual performance, which justifies the recognition of the company, especially related to tactical initiatives.
  The application of this instrument is bound to a determined salary multiple in compensation policy, where we currently grant a maximum value of up to 3,5 salaries.

    Direct and indirect Benefits:

  3.1) Private Pension
  The Company has a Private Pension plan with a 1st line financial institution, Banco Itaú, which guarantees for the High Management of the Company the same conditions to the other participants. For nominal wages of up to R$2.620, 00 BRL the company contributes with 1% of this value. In case that the person earns a nominal wage over R$ 2,620.00, the contribution is as follows: 1% of R$ 2,620, 00 plus 6.6% for the difference between R$ 2,620.00 and the nominal wage. For such contribution, the employee shall contribute, at least, with the same value.
  Concerning the possibility of early redemption, this can occur under the following events:
  In cases of invalidity or death, the beneficiary or its dependents shall receive in cash 100% of the accumulated fund.
  At any time, the participant can redeem its part of the contribution, under penalty of the withdrawal by the company of part of the contribution thereof in the same proportion.
  It is worth to emphasize that the Private Pension Plan of the Company does not reach the members of the Board of Directors and the members of the audit committee.
  3.2) Benefits Package
  The Company has a wide package of benefits for the High Administration, where TIM offers, according to the eligibility criteria set: travels corporate card, functional devices, bank benefits, pacts, extended maternity leave, extended paternity leave, health insurance, pharmacy aid, dental plan, supplementary pension plan, child nutrition aid, childcare support, vehicle insurance, life insurance, support for disabled children and meals tickets.

  Participation in Specialized Committees:
  As presented above, the Company has Specialized Committees, which report to the Board of Directors and whose composition is entirety of effective members of the Board, under its Internal Regulation, which are, the Compensation Committee and Internal Control Committee and Corporate Governance. No member of the Board of Directors is compensated additionally for the participation in Committees.

  iv. reasons justifying the compensation composition
  Alignment to the Company's short, medium and long term interests, and having as a basis the financial results as a parameter to define the limits of the variable compensation and the stock options plan, the equilibrium between the results and premiums of the Company's executives is assured.

  c. main performance indicators which are taken into consideration in the determination of each compensation element
  Fixed Compensation - The market practices and the location are the factors considered in the determination of the value.
  Variable Compensation:
  MBO - the main corporate economic/financial indicators of the Company are associated to this compensation instrument:  EBITDA, Net Services Revenue, Net Financial Position, Compliance with Anatel Plan and Quantitative Evaluation of TIM Brasil results carried out by the Board of Directors. Through this instrument, we aim to reach/overcome the goals and objectives of the organization.
  Pemium (una tantum) - Valuation of the individual performance, which justifies the recognition of the company. The application of this instrument is not bound to quantitative and predefined objectives. One of the premises is, for example, that the collaborator has good evaluation in the Performance Management Program of the company.
  Long Term Incentive Plan - The compensations are made based on cumulative performance periods and in case the objectives are not achieved in a certain year, the options may be exercised in later periods, provided that the accumulated minimum conditions are met.

  d. how the compensation is structured to reflect the evolution of the performance indicators
  Through the variable compensation instrument and the Long Term Incentive Plan, where we bind economic objectives of the Company to the goals provided in the organization.

  e. how the compensation policy or practice is lined up to the interests of the medium and long term issuer
  Always searching to be aligned to the short, medium and long term interests of the Company, and, therefore, we bind our programs to the financial/economic indicators we reward in function of the results achieved.
  Moreover, in order to implement an incentive system where there is, in addition to the short, medium and long term balance, the alignment of the management interests of the Company with the shareholders' interests, the Company developed and approved in General Meeting the Long Term Incentive Plan.

  f. existence of compensation supported by subsidiaries, controlled companies or direct or indirect parent companies
  The officers of the Company (including the expatriated ones) as a result of the activities performed to the Company and its Subsidiaries, have its compensation fully supported by its Subsidiary TIM Celular S.A. For the members of the Board of Directors and the Audit Committee, when compensated, this compensation is fully supported by the Company.

Statutory Executive Board	Budgeted 2013	Realized 2013
Number of members	8	9.50
Values in BRL
Annual Total Compensation	17,900,000	13,820,265.88

Fiscal Year 2013 Accomplished	Statutory Executive Board
Number of members	9.50
Values in BRL
Annual fixed compensation	8,020,637.83
Salary or compensation for work	6,895,475.65
Direct and Indirect Benefits	1,125,162.19
Participation in committees
Others
Variable compensation	2,770,455.17
Premium	2,770,455.17
Profit Sharing
Participation in Meetings
Commissions
Others
Post-Employment Benefits
Benefits for the termination of the term of office
Compensation based on shares	3,029,172.88

Fiscal year 2014 Budgeted	Statutory Executive Board
Number of members	9
Values in BRL
Annual fixed compensation	8,740,000.00
Salary or compensation for work	7,410,000.00
Direct and Indirect Benefits	1,330,000.00
Participation in committees
Others
Variable compensation	5,570,000.00
Premium	5,570,000.00
Profit Sharing
Participation in Meetings
Commissions
Others
Post-Employment Benefits
Benefits for the termination of the term of office
Compensation based on shares	7,490,000.00

  g. existence of any compensation or benefit related to the occurrence of certain corporate event, such as disposal of our corporate control of the issuer
  The Company does not establish compensation or benefit bound to the occurrence of corporate event.

  13.3.     In relation to the variable compensation of the 3 last fiscal years and to the compensation provided to the current fiscal year of the board of directors, of the statutory executive board and the statutory audit committee, to prepare the table with the following content:

Year 2012 Accomplished	Board of Directors	Audit Committee	Statutory Executive Board	Total
Number of members	7.92	5	8.58	21.50
Values in BRL
MBO	0	0	0	0
Minimum value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0
Target value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0
Maximum value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0
Bonus (una tantum)	0	0	0	0
Minimum value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0
Target value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0
Maximum value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0

Fiscal Year 2013 Accomplished	Board of Directors	Audit Committee	Statutory Executive Board	Total
Number of members	4.25	4.00	9.50	17.75
Values in BRL
MBO	0	0	0	0
Minimum value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0
Target value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0
Maximum value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0
Bonus (una tantum)	0	0	0	0
Minimum value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0
Target value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0
Maximum value provided in the Compensation plan	(Blank)	(Blank)	(Blank)	0

Budgeted 2014 Accomplished	Board of Directors	Audit Committee	Statutory Executive Board	Total
Number of members	9	4	9	22
Values in BRL
MBO	0	0	0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0
Bonus (una tantum)	0	0	0	0
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

  The values referring to MBO and Bonus (una tantum) programs of the Statutory Executive Board are directly related to the controlled companies which its members are part.

  13.4.     In relation to the stock-based compensation plan of the Board of Directors and the statutory Board, in force in the last fiscal year and provided for the current fiscal year, describe:

  a. General terms and conditions
  In the General Annual Meeting carried out on August 5, 2011, we have approved the Long Term Incentive Plan, which consists of a grant of stocks purchase options ("Plan"). In the scope of the Plan, directors and associates of the Company and its subsidiaries (“Beneficiaries”) are eligible to receive a purchase or subscription option of our shares by entering into a stock purchase/subscription agreement (“Option Agreement”), which shall specify: (a) the number of shares under the option; (b) the conditions to acquire the right to exercise option; (c) the final term to exercise the option, in view of the limit of 6 years from the date of grant; and (d) the criteria for definition of the exercise price and payment conditions.
  The plan is managed by our Board of Directors, that may delegate the attributions to our Compensation Committee, observed the terms of the Plan and the limits set in law and on our by-laws. In these terms, the Board of Directors can:
  (i) decide on all and any steps required for the administration of the Plan, interpretation, detailing and application of the general rules established therein;
  (ii) to modify the terms and conditions of granted options with the purpose to adapt them to any requirements which may be necessary by any applicable legal or regulatory change to the Plan or the Option Agreement;
  (iii) to analyze the exceptional cases arising from, or related to the Plan;
  (IV) select the Beneficiaries, at its will, as provided in the Plan.
  The Board of Directors shall not, except where expressly authorized under the Plan: (i)  increase the total limit of shares which can be issued for the exercise of granted options; (ii) change the provisions on the eligibility of Beneficiaries; or (iii) without consent of the holder, to change or offend any rights or duties arising from Options Agreements signed with any Beneficiaries.
  With the intention to satisfy the exercise of the options granted as provided in the Plan, the Company might, at the discretion of the Board of Directors: (a) issue new shares within the limits of authorized capital, or (ii) sell to the Beneficiary shares held in treasury.
  The grant of options to the Beneficiaries shall be carried out in the course of 3 years counted from the date of approval of the Plan, and the Board of Directors shall define the time and periodicity of the grants.
  The Options granted as provided in the Plan can be exercised by the Beneficiaries with observance of the minimum grace periods set forth:
  (a) up to 33% of the shares which are the object of the option can be acquired or subscribed one year after the execution of the Option Agreement;
  (b) up to 66% of the shares which are the object of the option can be acquired or subscribed two years after the execution of the Option Agreement; and
  (c) all shares which are the object of the option can be acquired or subscribed three years after the execution of the Option Agreement;
  No Beneficiary shall have any rights or privileges of shareholder of the Company up until the options are properly exercised and the shares which are the object of such options are subscribed or acquired and fully paid off.
  The tributes and incumbencies related to the resulting financial benefit of the exercise of the options will be of exclusive responsibility of the respective Beneficiaries.
  The grant of options as provided in the Plan shall not keep the Company from participating in corporate reorganization operations, such as transformation, incorporation, merger or split, and the Board of Directors shall decide on the effects of the corporate reorganization for the options granted to the date of the event.
  In the event of changes to the number of shares issued by the Company, as a result of capital increase or reduction, grouping, split, premium, conversion of shares of a kind or class into another or conversion of other securities issued by the company as shares, the options and the exercise price shall be equally adjusted by the Board of Directors, so as to avoid any distortions and losses to the Company, Shareholders and Beneficiaries.

  b. Main objectives of the plan
  The Plan is mainly intended to:  (i) align the interests of our management with the shareholders' interests (performance and creation of value and strengthen the long term commitment; (ii) create an integrated incentive system, so as to balance time (short vs long term) and the nature of objectives (industry vs stocks); (iii) improve the competitiveness of the compensation of our executives; and (iv) be an important instrument of retention.

  c. contribution of the plan to these objectives
  When making possible that Beneficiaries become our shareholders in special conditions, we expect to encourage them to effectively commit themselves to the creation of value and to carry out their duties aligned with the shareholders' interests, the social objectives and our growth plans, thereby maximizing our profit and generating a long term relationship with our Company. The grant of options and/or the subscription of shares encourage the Beneficiaries, as a result of the commitment of their own resources, to seek immediate gains for the shares, however without compromising growth and future gains. Furthermore, this model allows sharing our risks and our profits, by  the valorization of the shares acquired under our stocks plan. Additionally, the adopted model is expected to be efficient as a mechanism of retention of managers and employees.

  d. How is the plan inserted into the issuer compensation policy
  The options granted under the Long Term Incentive Plan, as well as its exercise by the Beneficiaries, are not anyhow related to their compensation, whether fixed or variable or any profit sharing.

  e. How the plan aligns the interests of the managers and that of the issuer in short, medium and long term
  The grants carried out based on the Plan have different mechanisms which allow the alignment of managers' interests at different times. The possibility our Board of Directors has to determine the opportunity when the Option Agreements may be completed causes the Beneficiaries to commit with the constant increase in the value of our stocks in the short, medium and long run.

  f. Maximum number of shares covered
  The options granted under the Plan, both the ones exercised and not exercised, and disregarding the ones cancelled under the Plan, can give rights over a number of shares to the limit of 2% of the total shares issued by the Company during the Plan, as long as the total number of shares issued or likely to be issued under the Plan is kept within the capital stock limit authorized by the Company.

  g. Maximum number of options to be granted
  The number of options to be granted shall be determined by the Board of Directors, based on the proposal issued by the Compensation Committee. Any way, each Option Agreement shall ensure the beneficiary the right to purchase and/or subscribe at least one share issued by us so that the maximum number of granted shares is directly related to the limit provided in item "f" above.

  h. Conditions for the acquisition of shares
  The conditions for the acquisition of shares, as provided in the Plan, shall be provided in the Option Agreement to be entered into by each one of the Beneficiaries. The Board of Directors might treat differently Beneficiaries who are in a similar position, not being obliged under any equality rules or alike to extend to other Beneficiaries any condition or resolution found applicable to only one or more Beneficiaries.

  i. Criteria for establishment of the acquisition price or strike price
  The strike price of the granted options (“Strike Price”) shall be fixed by the Board of Directors based on the recommendation of the Compensation Committee as well as on the following variables:
  (i) Date of Measurement of the Base Price of the Share: date, to be fixed by the Board of Directors, prior to the grant of the options in the scope of the Plan, for definition of the Base Price by Share;
  (ii) Base Price of the Share: it can vary according to the Grant, as follows:
  First Grant: average value of the shares issued by us, weighed according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately before the Measurement Date of the Base Price of the Share;
  Second Grant: average value of the shares issued by us, weighed according to the daily volume of transactions carried out at BM&FBOVESPA during the two months immediately before the Measurement Date of the Base Price of the Share;
  Third Grant: average value of the shares issued by us, weighed according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately before the Measurement Date of the Base Price of the Share

  (III) Measurement Date: date to be defined by the Board of Directors, prior to the initial term of the exercise period of shares granted under the Plan (as set out in the respective Option Agreements), to check Relative Performance and Absolute Performance  indicators, Comparative Index of Relative Performance and other indicators required to check the Exercise Price;
  (iv) Similar Companies: companies of the telecommunications sector and other related sectors, as defined by the Board of Directors;
  (v) Comparative Index of Relative Performance:
  First Grant: weighted average for capitalization at stock markets of the absolute performance of shares issued by Similar Companies and the variation of indexes representing a securities portfolio, chosen by the Board and according to pre-defined weights, between the Measurement Data of the Stock Base Price and the Measurement Date The performance of each component of the Comparative Index of Relative Performance shall be defined according to the daily volume of transactions in the 30 (thirty) days immediately before the Measurement Date of the Base Price for the Period and in the 30 (thirty) days immediately before the Measurement Date. In the event of extraordinary events which might affect the regular course of transactions with stock and indexes referred to herein and which hinder the objective comparison of data, the Board, at its full discretion, might replace them by Ibovespa;

  Second Grant: weighted average of the absolute performance of shares issued by Similar Companies and the variation of indexes representing a securities portfolio, chosen by the Board and according to pre-defined weights, between the Measurement Data of the Stock Base Price and the Measurement Date. The performance of each component of the Comparative Index of Relative Performance shall be defined according to the daily volume of transactions in the 02 (two) months immediately before the Measurement Date of the Base Price for the Period and in the 02 (two) months immediately before the Measurement Date. In the event of extraordinary events which might affect the regular course of transactions with stock and indexes referred to herein and which hinder the objective comparison of data, the Board, at its full discretion, might replace them by Ibovespa;
  Third Grant: weighted average for capitalization at stock markets of the absolute performance of shares issued by Similar Companies and the variation of indexes representing a securities portfolio, chosen by the Board and according to pre-defined weights, between the Measurement Data of the Stock Base Price and the Measurement Date The performance of each component of the Comparative Index of Relative Performance shall be defined according to the daily volume of transactions in the 30 (thirty) days immediately before the Measurement Date of the Base Price for the Period and in the 30 (thirty) days immediately before the Measurement Date. In the event of extraordinary events which might affect the regular course of transactions with stock and indexes referred to herein and which hinder the objective comparison of data, the Board, at its full discretion, might replace them by Ibovespa;

  (vi) Absolute Performance:
       First Grant: percentage of variation between the Stock Base Price and the average Stocks value, weighed according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately before the Measurement Date;
       Second Grant: percentage of variation between the Stock Base Price and the average Stocks value, weighed according to the daily volume of transactions carried out at BM&FBOVESPA during the two months immediately before the Measurement Date;
  Third Grant: percentage of variation between the Stock Base Price and the average Stocks value, weighed according to the daily volume of transactions carried out in the last 30 days at BM&FBOVESPA, immediately before the Measurement Date; and
  (vii) Relative Performance: quotient resulting from the division of the Absolute Performance by the Comparative Index of Relative Performance.
  In the event the Relative Performance is between Minimum Goal of Relative Performance and the Goal of Relative Performance, the Strike Price shall be positively adjusted according to the percentages recommended by the Compensation Committee and defined by the Board, limiting such adjustment at 4% of the Stock Base Price.
  In case that the Relative Performance is above of the Goal of Relative Performance, the Price of Exercise will be adjusted negatively in agreement with the percentages that may come to be recommended by the Committee of Remuneration and to be defined by the Board of Directors, limited such adjustment to 10% of the Stock Base Price.

  j. criteria for the establishment of exercise term
  The Board shall set the deadline for the individual exercise of the stock options by each Beneficiary under the respective Stock Option Agreements. However, under the rules of the Plan, the term to exercise the options shall be 6 years at most, counting from the grant.

  k. Settlement Method
  The payment for the Exercise Price shall be cash, upon acquisition, with resources from the own Beneficiary.
  Alternatively, in case the bond of the Beneficiary with the Company is in force, the Board might: (i) approve for the Beneficiary a period of up to 5 days for the payment of the Exercise Price; or (II) approve a credit line for the Beneficiary which, upon the will of the Board, might be formalized by the issuance of a Promissory Note pro soluto, issued by the Beneficiary for the Company.
  In the event of financing by the Company, the Beneficiary shall pay within 5 days, which the Beneficiary can do with the product of the sale of the shares which are the object of the Stock Options Plan..

  l. Restrictions to the transfer of shares
  The Board, at its full discretion, may restrict the transfer of shares acquired or subscribed through the exercise or subscription of the options of shares issued by us.

  m. Criteria and events which, when verified, shall cause the suspension, alteration or extinction of the plan
  Without prejudice to the requirements of the Plan or any of the Stock Option Agreements, the options granted under the Plan shall be automatically extinguished, ceasing all effects of full right, in the following cases:
  (i) by means of its full exercise;
  (ii) after the term of validity of the options;
  (III) by means of dissolution of the Stock Option Agreement;
  (iv) if the Company is dissolved, settled or bankruptcy is pronounced;
  (v) at any time at the discretion of the Board or whenever are found situations which, under the law in force, restrict or obstruct the negotiation of shares by the Beneficiaries; and
  (vi) in the event the Beneficiary withdraws as provided in item "n" below.

  n. Effects of the resignation of the manager from the Company on its rights provided in the stock based compensation plan
  In case the Beneficiary resigns on his own will, or in case the term of office is over, or the labor/services agreement is terminated by decision of the Company and without the occurrence of a fair reason (or without the occurrence of facts which would constitute fair reason should the Beneficiary be an employee of the Company), the rights arising from the option which cannot be exercised in the date of termination, pursuant to the rules of the Stock Option Agreement, shall be automatically extinguished, for all purposes of law, regardless of previous notice or compensation. As for the option whose rights can be exercised by the Beneficiary in the date of termination, such rights can be exercised within 30 days counting from the date of termination, under penalty of decay, for all purposes of law, regardless of previous notice or compensation. In case any of the grace periods provided under the Plan is over and, simultaneously, one of the option exercise periods is not in course, the Beneficiary might exercise the option in the exercise period after the termination, applying the same conditions set forth to define the Exercise Price in such exercise period and limiting the option exercise to the number of shares ready to be subscribed or acquired in the date of termination. Nevertheless, the Board might exceptionally anticipate the exercise period for the options granted to the Beneficiaries who left the Company for the aforementioned reasons.
  In the event of withdrawal by initiative of the Company during the period of up to 12 months from the date of the event characterizing the transfer of shareholding control of the Company, the Beneficiary may fully exercise the option, regarding the rights which can be exercised as well as those which cannot yet be exercised at the time of withdrawal, whereas the Board shall take the required measures for that end, which includes the definitions of conditions for the exercise of options.
  In case the term of office is over or the labor/services agreement is terminated by decision of the Company for a fair reason (or with the occurrence of facts which would constitute fair reason should the Beneficiary be an employee of the Company), all and any rights arising from the stock option agreement shall be automatically extinguished, for all purposes of law, regardless of previous notice or compensation.
  In case the Beneficiary leaves for retirement, the Beneficiary may exercise the option concerning the rights which can be exercised at the moment of withdrawal, according to the rules of the Stock Option Agreement, within one year counting from the date of withdrawal, under penalty of decay, for all purposes of law, regardless of previous notice or compensation.
  In case the Beneficiary leaves for permanent disability, the Beneficiary may fully exercise the option concerning the rights which can be exercised or cannot yet be exercised at the moment of withdrawal, according to the rules of the Stock Option Agreement, within one year counting from the date of withdrawal, under penalty of decay, for all purposes of law, regardless of previous notice or compensation.
  In case the Beneficiary deceases, his/her heirs and successors may fully exercise the option concerning the rights which can be exercised or which cannot yet be exercised at the moment of decease, according to the rules of the Stock Option Agreement, within one year counting from the date of decease, under penalty of decay, for all purposes of law, regardless of previous notice or compensation.
  For the purposes of the Plan, there shall be no withdrawal when the Beneficiaries are simply reallocated into another company from the same group, which shall be construed as any direct and indirect parent, subsidiary, colligated or subject to common control of the Company.

  13.5.     Inform the amount of shares or membership interests directly or indirectly held, in Brazil or abroad, and other securities convertible in shares or membership interests, issued by the issuer, its direct or indirect parent companies, subsidiaries or under common control, by members of the board of directors, the statutory executive board or the audit committee, grouped by agency, on the date of closing of the last fiscal year.

  On December 31, 2013:

Board of Directors
Securities	Characteristics of the Bonds	Quantity
Shares	Nominative Common	0

Directors
Securities/	Characteristics of the Bonds	Quantity
Shares	Nominative Common	0

Audit Committee
Securities/	Characteristics of the Bonds	Quantity
Shares	Nominative Common	73

  13.6.     In relation to the stock based compensation recognized in the result of the 3 last fiscal years and to the compensation provided for the current fiscal year for the board of directors and the statutory executive board, prepare a table including the following content:

  * The members of the Board of Directors shall not have compensations based on stocks.

Fiscal year 2011	Statutory Executive Board
Number of members	9
Concerning the grant of purchase options
Date of Grant	August/2011
Amount of options granted	1,667,215
Term for the options to be exercised	1/3 on aug/05/2012; 1/3 on aug/5/2013 and 1/3 on aug/5/2014
Maximum term for the exercise of the options	Aug/5/2017
Term of restriction to the transfer of shares	Not applicable
weighed average exercise price of each one of the following groups of options:
options at the beginning of the fiscal year:	R$ 8.84
options lost during the fiscal year	Not applicable
options exercised during the fiscal year	Not applicable
options expired during the fiscal year	Not applicable
Fair value of the options on the date of grant	R$ 6,474,352
Potential dilution in case of exercise of all options granted	1.1%

Fiscal year 2012	Statutory Executive Board
Number of members	8
Concerning the grant of purchase options
Date of Grant	September/2012
Amount of options granted	1,686,479
Term for the options to be exercised	1/3 on sep/5/2013; 1/3 on sep/5/2014 and 1/3 on sep/5/2015
Maximum term for the exercise of the options	Sep/5/2018
Term of restriction to the transfer of shares	Not applicable
weighed average exercise price of each one of the following groups of options:
options at the beginning of the fiscal year:	R$ 8.96
options lost during the fiscal year	Not applicable
options exercised during the fiscal year	Not applicable
options expired during the fiscal year	Not applicable
Fair value of the options on the date of grant	R$ 6,318,675
Potential dilution in case of exercise of all options granted	1.1%

Fiscal Year 2013	Statutory Executive Board
Number of members	9
Concerning the grant of purchase options
Date of Grant	Jul / 2013
Amount of options granted	2,043,626
Term for the options to be exercised	1/3 on Jul/30/2014; 1/3 on Jul/30/2015 and 1/3 on Jul/30/2016
Maximum term for the exercise of the options	Jul/30/2019
Term of restriction to the transfer of shares	Not applicable
Weighed average exercise price of each one of the following groups of options:
options at the beginning of the fiscal year:	R$ 8.13
options lost during the fiscal year	Not applicable
options exercised during the fiscal year	Not applicable
options expired during the fiscal year	Not applicable
Fair value of the options on the date of grant	R$ 6,164,940.00
Potential dilution in case of exercise of all options granted	0,08%

  * The members of the Board of Directors shall not have compensations based on stocks.
  It is worth highlighting that in the fiscal years ended December 31, 2010 and 2009 we did not have a purchase option plan.

  13.7.     Concerning the open options of the Board of Directors and Statutory Executive Board at the end of the fiscal year, please prepare a table with the following content:

   2013:

  - First Grant

Options pending at the end of the fiscal year ended on December 31, 2013	Statutory Executive Board
N. of members	9
Options which cannot yet be exercised
Quantity	1,667,215
Date due to be able to be exercised	1/3 on Aug/5/2012; 1/3 on Aug/5/2013 and 1/3 on Aug/5/2014
Maximum term for the exercise of the options	Aug/5/2017
Term of restriction to the transfer of stock:	(Blank)
Weighed average price of year:	8.84
Fair value of the options on the last day of the fiscal year	R$ 6,164,940
Options to exercise
Quantity	0
Maximum term for the exercise of the options	(Blank)
Term of restriction to the transfer of stock:	(Blank)
Weighed average price of year:	(Blank)
Fair value of the options on the last day of the fiscal year	(Blank)
Fair value of the options total on the last day of the fiscal year:	R$ 6,164,940

  - Second Grant

Options pending at the end of the fiscal year ended on December 31, 2013	Statutory Executive Board
N. of members	8
Options which cannot yet be exercised
Quantity	1,686,479
Date due to be able to be exercised	1/3 on Sep/5/2013; 1/3 on Sep/5/2014 and 1/3on Sep/5/2015
Maximum term for the exercise of the options	Sep/5/2018
Term of restriction to the transfer of stock:	(Blank)
Weighed average price of year:	R$ 8.96
Fair value of the options on the last day of the fiscal year	R$ 6,164,940
Options to exercise
Quantity	0
Maximum term for the exercise of the options	(Blank)
Term of restriction to the transfer of stock:	(Blank)
Weighed average price of year:	(Blank)
Fair value of the options on the last day of the fiscal year	(Blank)
Fair value of the options total on the last day of the fiscal year:	R$ 6,164,940

  - Third Grant

Open options at the end of the fiscal year ended 31/12/2013	Statutory Executive Board
N. of members	9
Options which cannot yet be exercised
Quantity	2,043,626
Date due to be able to be exercised	1/3 on Jul/30/2014; 1/3 on Jul/30/2015 and 1/3 on Jul/30/2016
Maximum term for the exercise of the options	Jul/30/2019
Term of restriction to the transfer of stock:	(Blank)
Weighed average price of year:	R$ 8.13
Fair value of the options on the last day of the fiscal year	R$ 6,164,940
Options to exercise
Quantity	0
Maximum term for the exercise of the options	(Blank)
Term of restriction to the transfer of stock:	(Blank)
Weighed average price of year:	(Blank)
Fair value of the options on the last day of the fiscal year	(Blank)
Fair value of the options total on the last day of the fiscal year:	R$ 6,164,940

  2012:

  First Grant

Options pending at the end of the fiscal year ended on December 31, 2013	Statutory Executive Board
N. of members	9
Options which cannot yet be exercised
Quantity	1,667,215
Date due to be able to be exercised	1/3 on Aug/5/2012; 1/3 on Aug/5/2013 and 1/3 on Aug/5/2014
Maximum term for the exercise of the options	Aug/5/2017
Term of restriction to the transfer of stock:	(Blank)
Weighed average price of year:	8.84
Fair value of the options on the last day of the fiscal year	R$ 6,318,675
Options to exercise
Quantity	0
Maximum term for the exercise of the options	(Blank)
Term of restriction to the transfer of stock:	(Blank)
Weighed average price of year:	(Blank)
Fair value of the options on the last day of the fiscal year	(Blank)
Fair value of the options total on the last day of the fiscal year:	R$ 6,318,675

  - Second Grant

Options pending at the end of the fiscal year ended on December 31, 2012	Statutory Executive Board
N. of members	8
Options which cannot yet be exercised
Quantity	1,686,479
Date due to be able to be exercised	1/3 on Sep/1/2013; 1/3 on Sep/1/2014 and 1/3 on Sep/1/2015
Maximum term for the exercise of the options	Sep/1/2019
Term of restriction to the transfer of stock:	(Blank)
Weighed average price of year:	8.96
Fair value of the options on the last day of the fiscal year	R$ 6,318,675
Options to exercise
Quantity	0
Maximum term for the exercise of the options	(Blank)
Term of restriction to the transfer of stock:	(Blank)
Weighed average price of year:	(Blank)
Fair value of the options on the last day of the fiscal year	(Blank)
Fair value of the options total on the last day of the fiscal year:	R$ 6,318,675

  2011:

First Grant Options pending at the end of the fiscal year ended on December 31, 2013	Statutory Executive Board
N. of members	9
Options which cannot yet be exercised
Quantity	1,667,215
Date due to be able to be exercised	1/3 on Aug/5/2012; 1/3 on Aug/5/2013 and 1/3 on Aug/5/2014
Maximum term for the exercise of the options	Aug/5/2017
Term of restriction to the transfer of stock:	(Blank)
Weighted average price of year:	8.84
Fair value of the options on the last day of the fiscal year	R$ 6,474,352
Options to exercise
Quantity	0
Maximum term for the exercise of the options	(Blank)
Term of restriction to the transfer of stock:	(Blank)
Weighted average price of year:	(Blank)
Fair value of the options on the last day of the fiscal year	(Blank)
Fair value of the options total on the last day of the fiscal year:	R$ 6,474,352

  13.8.     concerning the exercised options and the shares transferred in relation to the stock based compensation of the Board of Directors and the Statutory Executive Board, for the the last three fiscal years, prepare a table with the following content:

  Non applicable. We did not have stock based compensation or exercised options in the last three fiscal years.

  13.9.     Summary description of the information required for the understanding of the data disclosed in item 13.6 to 13.8, as explanation of the pricing method of the value of the shares and options, indicating, at least:

  The criterion used for determination of the exercise price base is the weighted average by the financial volume negotiated in a period prior to the start date for measurement of performance, defined by the Board of Directors. For the First and Third Grants, the 30 days prior to the measurement date have been used, whereas for the Second Grant the 02 months before the same.
  We shall use the Monte-Carlo model to calculate the fair value of options, taking into account a 6 years volatility history (corresponding to the term of options) and a risk free rate renowned and accepted by the market. The same process is applied to shares which are part of the comparative market index, so as to set a price for the readjustment of exercise base price, according to the plan.

  13.10.   Information on social security plans in force granted to the members of the Board of Directors and to the statutory Officers, provide the following information as table:

Fiscal Year 2013	Board of Directors	Audit Committee	Statutory Executive Board*
Number of members	4.25	4.00	9.50
Retirement plan participants	(Blank)	(Blank)	6.42
Name of plan	(Blank)	(Blank)	TIM Supplementary Retirement Plan
Number of managers ready for retirement	(Blank)	(Blank)	(Blank)
Conditions for early retirement	(Blank)	(Blank)	(Blank)
Values in BRL of the sponsor's contributions	(Blank)	(Blank)	432,107

  Besides the aforementioned members of the Board of Directors, there is still an equivalent of 5.25 members who fully abdicated from their compensation during the fiscal year of 2013.

  whether there is the possibility of early redemption, and under which conditions
  Under this plan all associates are eligible and can adhere at any time since as long as within the period agreed between TIM and Itaú Previdência Privada.
  During the course of the contributions, the redemption of part of the contribution of the associate can be made at any time. In the case of partial redemption, the associate shall lose the right to the proportional sum provided by the company. Full redemption of the Basic Contribution shall only be possible in the event the plan is cancelled.
  In case the associate is terminated, prior to completing all conditions to be eligible for the benefit, such employee shall have the right to 100% of its contributions and, as for TIM's contributions, according to the rule where after 3 years with the Company the employee would have the right to 30% and after 10 years 100%.

  13.12.   Describe the contractual arrangements, insurance policies or other instruments structuring the compensation mechanisms or indemnity to the managers in case of destitution of position or retirement, appointing the financial consequences to the issuer

  The agreements signed with the Officers who are part of the Statutory Executive Board are based on specific negotiations considering the relevance of the position and the Officer. For the expats, there are no mechanisms of compensation or indemnity, in case of destitution of the position. For the Brazilian Officer currently in the Statutory Executive Board, there shall also be no financial guarantee.
  Furthermore, there are no special hiring for the Board of Directors or the Supervisory Board providing any special mechanisms of compensation or indemnity in the event of destitution of the position or retirement.

  13.13.   In relation to the last 3 fiscal years, appoint the percentage of the total compensation of each body recognized in the result of the issuer referring to the members of the Board of Directors, the statutory Executive Board or the audit committee which are related to the parent companies, direct or indirect, as defined by the accounting rules addressing this matter.
  With relation to the members of the Board who are related to the parents, both direct and indirect, we point out below the total compensation by body set forth in the Company's results for the fiscal year of 2011, 2012 and 2013:

	Percentage of compensation in the result in
Administrative Body	2011	2012	2013
Administrative Body	100%	100%	100%
Board of Directors	100%	100%	100%
Statutory Executive Board	100%	100%	100%
Audit Committee	100%	100%	100%

  13.14.   In relation to the last 3 fiscal years, indicate the values recognized in the result of the issuer as compensation of members of the Board of Directors, statutory Executive Board or the audit committee, grouped by body, for any reason other than the position they hold, such as commissions and consulting services.

  We have not paid and will not pay any compensations for the fiscal years ended on December 31, 2011, 2012 and 2013 to the members of the Board of Directors, Statutory Executive Board or Audit Committee, for any reason other than for the positions they hold.

  13.15.   In relation to the last 3 fiscal years, indicate the values recognized in the result of the parent companies, direct or indirect, of companies under common control and the subisidiaries of the issuer, as compensation of members of the Board of directors, statutory Executive Board or the audit committee of the issuer, grouped per body, specifying what title such values were attributed to such individuals

  The Statutory Executive Board has its compensation recognized in the subsidiary TIM Celular S.A, whereas the Audit Committee and the Board of Directors are paid by the parent TIM Participações S.A.

Statutory Executive Board	Fiscal Year ended on 12/31/2011	Fiscal Year ended on 12/31/2012	Fiscal Year ended on 12/31/2013
Annual Total Compensation	10,456.363,00	11,175,096.44	13,820,265.88
Annual fixed compensation	4,932,319.00	6,171,876.15	8,020,637.83
Salary or compensation for work	4,345,913.00	5,469,155.53	6,895,475.65
Direct and Indirect Benefits	586,406.00	702,720.62	1,125,162.19
Participation in committees	n/a	n/a	n/a
Others	n/a	n/a	n/a
Variable compensation	4,048,033.00	2,228,268.14	2,770,455.17
Premium	4,048,033.00	2,228,268.14	2,770,455.17
Profit Sharing	n/a	n/a	n/a
Participation in Meetings	n/a	n/a	n/a
Commissions	n/a	n/a	n/a
Others	n/a	n/a	n/a
Post-Employment Benefits	n/a	n/a	n/a
Benefits for the termination of the term of office	n/a	n/a	n/a
Compensation based on shares	1,476,011.00	2,774,952.14	3,029,172.88

  13.16.   Supply other information that the issuer deems relevant

  No other information available for this item.

  08 – Deliberate about the proposal of the Long Term Incentive Plan (Stock Options Plan)

  Shareholders,

  Reference: Long Term Incentive Plan

  At the Extraordinary General Meeting of August 5, 2011, the Company’s Long Term Incentive Plan was approved, which allowed the Board of Directors to grant Stock Options for a period of three years.
  During this period, the Company made three grants, involving Option Agreements of over 8.5 million shares. These Options represent an important component in the compensation of the Plan participants, equivalent to approximately 26 % of their Direct Compensation (Fixed Annual Remuneration, plus Short and Long Term Incentives).
  The proposed Long Term Incentive Plan aims to enable new grants for a period of three years, replacing the Plan approved at the Extraordinary General Meeting of August 5, 2011, continuing and reinforcing its commitment to stimulate growth, success and achieving the corporate objectives of the Company and to align the interests of directors and employees of the Company with the interests of its shareholders.

  Rio de Janeiro , March 10, 2014

  TIM Participações SA

  TIM PARTICIPAÇÕES S.A.

  LONG-TERM INCENTIVE PLAN

  1.         PURPOSE OF THE PLAN

      This Long-Term Incentive Plan (“Plan”), in accordance with article 168, §3, of Law 6404/76, has the purpose of granting purchase or subscription options (“Option”) for shares issued by TIM Participações S.A. (“Company”) to officers and collaborators of the Company and its subsidiaries (which are included in the definition of Company for the purposes of this Plan), so as to encourage the expansion, the accomplishment and the fulfillment of the Company’s corporate purposes, and align the interests of the Company’s officers and collaborators with the interests of its shareholders..

    DEFINITIONS
      The following terms, when capitalized within this Plan, whether in the plural or singular form, will have the following definitions:
    Plan: this Long-Term Incentive Plan, as duly approved by the Shareholders’ Meeting of the Company;
    Shares: common shares issued by the Company or any other type of share into which the common shares are converted;
    Options: the options to purchase or subscribe the Shares granted to the Beneficiaries, with a pre-determined price, during an specific period of time, according to Plan rules;
    Vested Options: the Options that have achieved the necessary conditions to allow the exercise of the right to subscribe the Shares;
    Vesting Period: period when the Beneficiary cannot exercise, fully or partially, his options;
    Option Agreement: agreement granting the option to purchase and/or subscribe Shares, to be executed between the Company and each of the Beneficiaries;
    Grant Date: date when the Option Agreement is signed, formalizing the Grant to the Beneficiaries;
    Fair Value of the Option: monetary value of the Options, calculated according to Pricing Models for Options well known in the market;
    Beneficiaries: individuals selected by resolution of the Company’s Board of Directors as the titleholders of the Options under the Plan;
    BM&FBovespa: BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros de São Paulo (Securities, Commodities and Futures Exchange of São Paulo);
    Base Price of the Share: average of Share price, weighted according to the daily trade volume, during the Assessment Period on BM&FBovespa;
    Assessment Period of the Base Price of the Share: period, to be defined by the Board of Directors, prior to the Grant of the Options, to determinate the Base Price of the Share;
    Similar Companies: companies in the telecommunications segment and other correlated segments, as defined by the Board of Directors;
    Total Shareholder Return (TSR): Concept used to compare the performance of Shares of different companies in a certain time interval, combining the variation of the Share price and Dividends to demonstrate the total return to shareholders. It is calculated using the formula: (Final Share Price - Initial Share Price + Dividends) / Initial Share Price. For purposes of calculating this indicator, when a company has more than one class of Share, the result of the TSR of each one will be weighted by the total market value (Share price x volume of Shares), with reference to the period of the Initial Share Price;
    Initial Share Price: average of the share price, weighted by daily trade volume in BM&FBovespa, in the exactly same period defined as the Assessment Period of the Base Price of the Share.
    Final Share Price: average of the share price, weighted by daily trade volume on the BM&FBovespa in a period immediately prior to the Vesting Period and equal in size (number of days) to the Assessment Period of the Base Price of the Share;
    Dividends: are a portion of the profit of a corporation that is distributed to shareholders at the end of each exercise, according to the § 2 of art. 202 of corporate law in Brazil. For the purpose of calculating the TSR, all dividends paid in the period between the reference dates of the Initial Share Price and the Final Share Price will be used;
    Relative Stock Performance: is a rank of Stock Performance, including the shares of TIM Participações S/A, Similar Companies and/or representative indexes of the securities portfolio, calculated using the concept of Total Shareholder Return. The result, in accordance to the conditions established on the Option Agreement, is used as a basis for defining the adjustment of the Base Price of the Share and the consequent definition of the Exercise Price.
    Exercise Price: price to be paid by the Beneficiary to the Company as a result of the exercise of the Options, as provided in Section 9 of this Plan, which will correspond to the Base Price of the Share, adjusted to more or less, according to the Relative Performance percentage;
    Exercise Periods: the periods stipulated by the Board of Directors in each financial year, during which the Beneficiaries may exercise the Vested Options;
    Exercise of the Options: the effective subscription or purchase by the Beneficiary of the Shares related to the Options granted to him by the Option Agreement;
    Compensation Committee: advisory committee of the Company’s Board of Directors, having the attributions established in the Internal Regiment of the Company’s Board of Directors and the documents attached thereto, as approved at the Meeting of the Company’s Board of Directors held on 09/30/2008;

    ADMINISTRATION OF THE PLAN
      The Plan shall be administered by the Company’s Board of Directors, which may delegate the attributions it deems fit to the Compensation Committee, subject to the terms of the Plan and the limitations established under the law and the Company’s By-laws.
      The Board of Directors will have authority to administer the Plan, subject to the Company’s By-laws, having powers to:
    deliberate on any and all arrangements concerning the administration of the Plan, the interpretation, detailing and application of the general rules established herein;
    modify the terms and conditions of the Options granted, so as to adjust them to any requirements set forth by any statutory or regulatory change applicable to the Plan or the Option Agreement;
    decide about omitted cases, subject to the general guidelines of the Plan and the applicable laws;
    examine exceptional situations deriving from, or related with, this Plan;
    select the Beneficiaries, at its sole discretion, as provided in Section 4 of this Plan;
    authorize the Executive Board to sign the Option Agreements with the Plan Beneficiaries, as well as Share Subscription Agreements and any additives, if necessary; and.
    In case of exceptional situations that cause the impossibility of continuing the Plan, establish mechanisms and rules and / or modify the terms of the Option Agreement, including replacing it with similar instruments, in order to avoid distortion and prejudice to the Beneficiaries, the Company and its Shareholders, in strict alignment with the objectives of the Plan.
      The Board of Directors may not, save for the adjustments expressly permitted by this Plan: (i) raise the maximum number of Shares that can be granted upon the exercise of Options granted; (ii) amend the provisions governing the eligibility of Beneficiaries; or (iii) without the titleholder’s consent, change or impair any rights or obligations arising out of any Option Agreements executed with any Beneficiaries.

    ELIGIBLE BENEFICIARIES
      The Board of Directors shall determine, among the highest-ranking collaborators and officers of the Company, those who are eligible Beneficiaries (“Eligible”), who are to be arranged in different categories, so as to distinguish their rewards, according to the positions held, the relevance of their duties, and their salary range.
      The persons Eligible will be evaluated according to a procedure to be conducted by the People Value Management, under the supervision of the Company Chief Executive Officer, who shall, upon the completion of the evaluation, recommend the Beneficiaries to the Compensation Committee, among the Eligible persons, considering the importance and the crucial nature of the position, the performance of the Beneficiary, the latter’s involvement in strategic projects, as well as the added value offered by same to the Company.
      Following the evaluation referenced in the preceding item, the Compensation Committee will prepare a proposal, to be examined and decided by the Board of Directors, for the definition of the Beneficiaries, as well as the number of Shares that will comprise the Option granted to each one.

    SHARES INCLUDED IN THE PLAN
      The Options granted according to the Plan, whether or not previously exercised, and excluding the Options cancelled according to the provisions in Section 13 hereunder, may grant rights in a number of Shares not to exceed 2% (two percent) of the total number of Shares issued by the Company during the term of the Plan, as long as the total number of Shares issued or liable to be issued under the Plan falls within the limit of the Company’s authorized capital.
      So as to enable the exercise of Options granted under the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new Shares, within the limit of the Company’s authorized capital, or (b) sell Treasury Shares to the Beneficiary.
      According to the provisions in article 171, §3, of Law 6404/76, the shareholders will not have a preemptive right in the grant of the Options or in the exercise thereof by the Beneficiaries.

    GRANT OF OPTIONS
      In view of the grant of the Options, the Company’s Board of Directors shall determine, based on a proposal prepared by the Compensation Committee:

  (i) the total and individual amount of the grant, whose translation in volume of Options shall respect the Fair Value at the grant date and the limit of Shares provided in Section 5.1 of this Plan;

  (ii) the list of Similar Companies and indexes representing securities portfolios comprising the Relative Stock Performance Comparison;

  (iii) Assessment Periods of the Base Price of Share, the Initial Share Price and the Final Share Price;

  and

  (iv) the conditions for the readjustment of the Base Price of the Share in accordance to the Company position on the Relative Stock Performance Rank,  observing the minimum and maximum limits set out in clause 9 below;

      The granting of Options to the Beneficiaries must be executed within no more than 3 (three) years, counted as of the date of the approval of the Plan (“Granting Period”), provided that the Board of Directors will be responsible for determining the dates and the periodicity of the grants.
      The Options shall be granted upon the execution of the Option Agreement, prepared according to the Plan rules, which shall specify, without prejudice to any other conditions determined by the Board of Directors: (a) the number of Shares comprising the Option granted; (b) the conditions for the acquisition of the right to exercise the Option; (c) the deadline for the exercise of the Option, subject to the provisions in Section 8.1 of this Plan; and (d) the criteria for the definition of the Exercise Price and the payment terms..
      Any Option granted according to the Plan is subject to all the terms and conditions set forth herein, which shall prevail in case of inconsistency regarding the terms and conditions of any agreement or supplementary document.

    VESTING PERIOD
      The Options granted according to the Plan may be exercised by the Beneficiaries observing the minimum vesting periods established hereunder:
    up to 1/3 (one third) of the Shares comprising the Option may be acquired or subscribed as of 1 (one) year after the execution date of the Option Agreement;
    up to 2/3 (two thirds) of the Shares comprising the Option may be acquired or subscribed as of 2 (two) years after the execution date of the Option Agreement; and
    the totality of the Shares comprising the Option may be acquired or subscribed as of 3 (three) years after the execution date of the Option Agreement.
      In any case, the exercise of the Option must be formalized within the maximum term established in Section 8.2 hereunder.
      The Beneficiary will forfeit the right to exercise any part of the Option not exercised according to the terms and conditions stipulated, in which case the Beneficiary will have no right to compensation.

    EXERCISE OF THE OPTIONS
      The exercise of options will be possible only during the Exercise Period.
      Exercise Periods should be opened by the Board of Directors at least annually and preferably after the end of each Vesting Period.
      After the third year, when all Options have become Vested, the Beneficiaries may request the opening of Exercise Periods to the Board of Directors, which has a deadline of 90 days to do so.
      The maximum term for the exercise of the Options will be 6 (six) years, counted as of the date of their grant.
      The People Value Management will inform the Beneficiaries, before the start of the Exercise Period, the Exercise Price, determined according to the Section 9 of this Plan.
      The exercise of the Options shall be formalized by the Beneficiary upon written notice to the Company, and delivered to People Value Management, provided that the Beneficiary shall inform the number of Shares to be acquired or subscribed and the total amount of the respective Exercise Price.
      During the Options’ term, People Value Management shall inform the Beneficiaries of the payment and general terms for the delivery of Shares comprising the Options, so as to afford the Company enough time to issue new Shares or to acquire Shares on the market aiming the physical liquidation of the Options exercised.
      The Board of Directors may determine the suspension of the right to exercise the Options, whenever situations are found to exist that, according to the law or the regulations in effect, restrict or prevent the negotiation of Shares by the Beneficiaries.
      No Beneficiary will have any of the rights and privileges of shareholders of the Company until the Options are duly exercised and the Shares comprising the Options are subscribed or acquired and paid up in full.
      The taxes and charges connected with the financial benefit resulting from the exercise of the Options will be incumbent exclusively upon the respective Beneficiaries.

    OPTION EXERCISE PRICE
      It will be incumbent upon the Board of Directors to stipulate the Exercise Price of the Options granted according to the terms of this Plan, based on the recommendation of the Compensation Committee, and subject to the criteria established in this Section.
      The Exercise Price shall be calculated at the end of each vesting period, being only valid for the Options that become Vested at that moment. Once set the Exercise Price, it will remain valid until the end of the maximum period to exercise the Options.
       For the purposes of the determination of the Exercise Price, the Base Price of the Share will be adjusted positively or negatively, according to the position in the Relative Performance Rank achieved by the Shares.
      If the position reached by the Company's Shares is between the last position and the middle position, the Base Price of the Share shall be adjusted  positively by a percentage that will be recommended by the Compensation Committee and set by the Board of Directors, limited to:

    5% of Base Price of the Share for the 1st Vesting Period;
    10% of Base Price of the Share for the 2nd Vesting Period;
    15% of Base Price of the Share for the 3rd Vesting Period;

      If the Company's shares reach the last position, the Beneficiaries will lose the right over 25% of the Options that become Vested at that moment.
      If the position reached by the Company's shares is between the first position and the middle position, the Base Price of the Share will be negatively adjusted by a percentage that will be recommended by the Compensation Committee and set by the Board of Directors, limited to:
    -5% of Base Price of the Share for the 1st Vesting Period;
    -10% of Base Price of the Share for the 2nd Vesting Period;
    -15% of Base Price of the Share for the 3rd Vesting Period;

    PAYMENT
      The payment of the Exercise Price shall be effected upon the acquisition, in cash, with the Beneficiary’s own funds.
      Alternately, if the legal relationship between the Beneficiary and the Company is in effect, the Board of Directors may: (i) approve the grant to the Beneficiary of a term of up to 10 (ten) days for the payment of the Exercise Price by the Beneficiary; or (ii) approve the grant of funding to the Beneficiary, which, at the discretion of and rules established by the Board of Directors, may be formalized with the issuance of a pro soluto promissory note for the full amount of the debt, issued by the Beneficiary to the benefit of the Company.

    RIGHT OF PREFERENCE
      The Board of Directors may determine that the sale of Shares by the Beneficiaries must observe the Company’s right of preference.

  11.1.1.  In the event of the exercise of the right of preference by the Company, the Share price will correspond to the weighted average price of the negotiations held on BMF&Bovespa during the Exercise Period.

    CORPORATE REORGANIZATION AND CHANGE IN THE NUMBER OF SHARES
      The grant of Options according to the Plan will not prevent the Company from participating in any corporate reorganization processes, such as transformation, merger, consolidation or spin-off, it being incumbent upon the Board of Directors to deliberate as to the effects of the corporate reorganization on Options granted through the date of the event.
      In case of change in the number of shares issued by the Company, as a result of a capital increase or decrease, share grouping, share splits, share bonus, conversion of shares of a certain kind or class into another, or conversion of other securities issued by the Company into shares, the Options and the Exercise Price shall also be adjusted by the Board of Directors, so as to avoid any distortions or losses to the Company, its shareholders and the Beneficiaries.

    TERMINATION OR ABSENCE OF THE BENEFICIARY
      In the event that the Beneficiary chooses to terminate his or her employment with the Company, or if the term of office, employment contract or service agreement of the Beneficiary is terminated by the Company, without cause (or without the occurrence of facts that would be cause for termination if the Beneficiary were an employee of the Company), the Option rights that are not exercisable on the termination date, according to the rules of the Option Agreement, will be automatically and lawfully cancelled, with no need for prior notice or indemnification.

  13.1.1.       With regards to any Option rights that are exercisable by the Beneficiary on the termination date, according to the rules of the Option Agreement, such rights may be exercised within the Exercise Period following the termination date, subject to their lawful cancellation, with no need for prior notice or indemnification.

  13.1.2.       Notwithstanding the provisions in item 13.1.1, the Board of Directors may, exceptionally, anticipate the Exercise Period pertaining to the Options granted to the Beneficiaries terminated from the Company for any of the causes listed in Section 13.1.

  13.1.3.       In case of termination by decision of the Company within a period of up to 12 (twelve) months, counted as of the date of an event characterizing transfer of the equity control of the Company, the Beneficiary may exercise the Option in full, regarding both the rights that are exercisable and those not yet exercisable upon the termination, provided that the Board of Directors shall take the necessary actions to this end, including the definition of the conditions for the exercise of the Options.

      If the term of office, employment contract or service agreement of the Beneficiary is terminated by the Company with just cause (or upon the occurrence of facts that would be cause for dismissal if the Beneficiary were an employee of the Company), any and all rights resulting from the Option Agreement will be deemed automatically and lawfully cancelled, with no need for prior notice or indemnification..
      In case of death of the Beneficiary, his or her heirs and successors may exercise the Option in full, in regards to the rights exercisable or not yet exercisable on the date of the death, according to the provisions of the Option Agreement, within no more than 1 (one) year, counted as of the date of the death, subject to the lawful forfeiture thereof, with no need for prior notice or indemnification..
      In the event of long term absence of the Beneficiary, preventing it from performing his duties at the Company, the Board of Directors may authorize the full exercise of the options with respect to rights exercisable or not yet exercisable at the time.
      For the purposes of the provisions of this Section, the termination will not be deemed to have happened in case the Beneficiaries are transferred to another company of the same economic conglomerate as the Company, which is defined as any entity that controls the Company, directly or indirectly, any affiliate, subsidiary or a company controlled by the same organization as the Company.

    DURATION OF THE PLAN
      The Plan will be effective as of the date of its approval by the Shareholders’ Meeting of the Company and will remain effective until the rights stemming from the Options granted are fully exercised, within the term stipulated in Section 8.4.
      In case of dissolution and liquidation of the Company, the Plan and the Options based thereon will be deemed automatically terminated.

    DIVIDENDS
      The Shares acquired or subscribed by the Beneficiaries as a result of the exercise of the Options will be entitled to the dividends, interest on own capital, and other earnings declared by the Company as of the date of the physical liquidation of the exercise of the Options, with the transfer of the Shares to the Beneficiary.

    MISCELLANEOUS
      The execution of the Agreement implies the explicit acceptance of all the terms of the Plan by the Beneficiary, who undertakes to adhere to them fully and completely.
      No provision of the Plan or Option granted under the Plan entitles any Beneficiary to remain as a director, officer, employee or service provider of the Company.
      The rights and obligations resulting from the Plan and the Option Agreement may neither be assigned nor transferred, in full or in part, by either party, or given in security of any obligations, without the prior written consent of the other party.
      It is hereby expressly agreed that the fact that either party fails to exercise any right, power, remedy or option, ensured by law, by the Plan or the Option Agreement, will not constitute a novation, nor will any delay in the execution of any obligations by any parties, which will not prevent the other party, at its sole discretion, from exercising such rights, powers, remedies or options, at any time, which will be added to and not replace any others ensured by law.
      The courts in the judiciary district of the City of Rio de Janeiro are hereby elected, with the waiver of any others, no matter how privileged, to settle any disputes that arise in connection with the Plan.

  *                      *                      *

  09 – Proposal of Prorogation of the Cooperation and Support Agreement

Cooperation and Support Agreement– Telecom Itália / Brazil

CFO – CSA

2014 Projects comparison

Cooperation and Support Agrrement

2014 X 2013 Comparison

10.502
K€ 6.535
Consulting
62%
3.967
Outsourcing & Other Services
38%
2014
10.500
K€ 5.998
Consulting
57%
3.684
Outsourcing & Other Services
35%
818
Plug& Play
8%
2013
8.000
K€
4.548
Consulting
57%
3.452
Outsourc. & Other Services
43%
2012
10.262
K€ 5.149
Consulting
50%
5.113
Outsourc. & Other Services
50%
2011
8.890
K€ 3.077
Consulting
34%
5.660
Outsourc. & Other Services
64%
153
Plug& Play
2%
2010

The total 2014 Roadmap Value (10.502 K€) maintains the same value compared with Total Roadmap Value of 2013 (10.502 K€). Within the 2014 Agreement are included some projects related to the first quarter of 2015 (mainly related to IT and Network) for an additional amount of 1.165 K€ (for a total Roadmap of 11.667 K€).

No increases have been registered in the daily rates (man-day), that remain the same compared with 2013 agreement.

The Roadmap for 2014 – 2015 includes:

- Increase (+9%) of Consulting Services (from 5.998 K€ in 2013 to 6.535K€ in 2014) and increase of +8% for the outsourcing projects (Network and IT: from 3.684 K€ in 2013 to 3.967 K€ in 2014);
- No Plug&Play projects;
- Consulting weight for 2014 on total projects composition increased in comparison with 2013 (62%), with increasing demands of Corporate functions and IT; this trend is motivated by TIM’s need of more consulting support for analysis and feasibility studies, instead of outsourcing or plug & play, due to maturity level reached by TIM;
- “Outsourcing & other services” decrease in terms of weight (-5%), even if the total value for 2013 increase of +8%;

Cooperation and Support Agreement – Telecom Italia

Agreement Contents (2014 – 2015)

By Project Type	Value 2014/15 (K€)
Consulting	6.627
Outsourcing e Outros Serviços	5.040
Plug & Play	0
Total	11.667

Outsourcing & other services 43%
Consulting, 57%
Type
Consulting
Outsourcing & other services

By Department	Value 2014/15(K€)
Network	6.693
IT	3.333
Corporate Functions	815
Marketing	480
Customer Relations	220
Wholesale	85
Sales	40
Total	11.667

Customer Relations 2%
Wholesale 1%
Marketing 4%
Sales 0%
Corporate Functions 7%
IT 29%
Network 57%
Department
Network
IT
Corporate Functions
Marketing
Customer Relations
Wholesale
Sales

Cooperation and Support Agreement – Telecom Italia

Consulting services for company and departament

The total amount of Consulting Services can also be summarized as follow by company: the majority of the Consulting Services is related to TIM Celular (69%).

By company	Value 2014/15(K€)
Tim Celular	4.603
Intelig	1.854
Tim Fiber	170
Total	6.627

FIBER
3%
INTELIG
28%
TIM
69%
Company
TIM
INTELIG
FIBER

The total amount of Consulting Services can be summarized as follow by involved department: the majority of the Consulting Services is related to Network project (67%).

By Department	Value 2014/15(K€)
Network	4.401
IT	815
Corporate Functions	586
Marketing	480
Customer Relations	220
Wholesale	85
Sale	40
Total	6.627

Customer Relations 3%
Wholesale 1%
Sales 1%
Marketing 7%
IT 9%
Corporate Functions 12%
Network 67%
Network
Corporate Functions
IT
Marketing
Customer Relations
Wholesale
Sales

Cooperation and Support Agreement – Telecom Italia

Evaluation and market price comparison - Consulting

Consulting (Value K€)
+67%
-12%
+32%
+9%
3.077
5.149
4.548
5.998
6.535
92
K€
2010
2011
2012
2013
2014-5
Year 2014/15
6.627 K€
Valor 2014
Valor 2015 (Consulting IT – Magistratura)

Value (K€)
New Projects
Renewed Activities
Δ Activities: 4.136 K€
New Services 2014: 2491 K€
Δ Price/ Man-day (*): 0
Price/ Man-day(€)
Ntw: + 2.250 K €
Customer Relations: +150K €
Mktg: + 290 K €
Corporate: + 820 K € (inc. WH)
IT: +586 K €
Sales: + 40 K €
Ntw: + 2.151 K €
Mktg: +190 K €
Customer Relations: +70 K €
Corporate: +80 K € (inc. WH)

Total value of Consulting Services in 2014 is consistent in terms of pricing with previous year (2013), even if an increase of 10% has been registered (from 5.998 K€ in 2013 to 6.627 K€), including projects of 2015.

- Consulting weight for the agreement 2014-2015 on total projects composition maintains the same in comparison with 2013 (57%), with increasing demands of Corporate functions and IT;
- Network demand for Consulting decreases of 9%, going 4.822 K€ in 2013 to 4.401 K€ in 2014; Renewed Services of 2013 represent an amount of 2.151 K€ (OSS projects for Intelig, Netep and Microwave);
- Marketing Consulting Services increases of 37% compared with 2013 (480 K€) and Customer Relations increases of 57%;
- A significant increase was registered for Corporate area (from 686 K€ in 2013 to 815 K€ in 2014), mainly due to AFC, Purchasing, Compliance and HR demands;
- There are new Sales, Wholesale and IT Consulting projects for 2014.

(*) Os preços unitários de mandays permanecem os mesmos comparados a 2013.

Cooperation and Support Agreement – Telecom Italia

Evaluation and market price comparison – Consulting: Italy & Brasil Market Price List (*)

Are proposed TI daily rates for "Business Consulting – like" services in line with standard market prices.

Business Consulting Companies Fees: TI (Italy) Price List (**)

Average daily rate paid by Telecom Italia

€/ man day	A	B	C	D	E	F	G	AVG		T.I.	T.I. Blended
Senior Manager (SM)	2.575	2.076	2.198	1.869	1.827	1.827	1.780	2.022	€/ man day	1.085	794
Manager	2.159	1.827	1.814	1.744	1.528	1.412	1.223	1.672		665	
Sênior Consultant	1.744	1.537	1.159	1.537	1.063	-	1.163	1.109		490	

Average range – Analysis on Italian rates (***)

€/ man day	Min	Max
Average Rate	990	1.485

T.I. taxa: 794

Average range – Analysis on Brazilian rates (***)

€/ man day	Min	Max
Average rate	1.319	4.132

TI daily rates and blended rate have been compared both with Business Consulting Price List at TI and with an average market range. In both cases these daily rates can be considered in line with standard market prices.

(*) Analysis done on the Italian Business Consulting Market because resources involved on this cooperation agreement are from Italy. Brasil Market price has been included to compare prices TIM Brasil could find for similar services within the brasilian market.

(**) These values refer to major Business Consulting Firms Price List in Telecom Italia for Italian and brasilian resources. These values do not consider commercial discount. Values confirmed by TI since 2009. The value of man day for 2014 has been updated to reflect Consulting price's decrease (due to the European economic situation) of about 10% and inflation rate (IGPM 2014).

(***) Values confirmed by TI also for 2014-2015.

(****) Average rate based on Competitive Analysis for Strategic Consulting (cross industries) – Source: Accenture Competitors Intelligence.

Risco Atenção Normal

Cooperation and Support Agreement – Telecom Italia

Consulting – Man days and Price List (2014 / 2015)

Planned consulting services will involve skilled professional profiles correspondent to following Business Consulting profiles:

- Senior Manager (SM)
- Manager (M)
- Senior Consultant (SC) or Professional

Proposed effort in man days by professional profile can be summarized as follow:

		Value(K€)	MAN DAYS for Professional Tot.	S.M.	M.	S.C.	# Projects	T.I. Rate(**)
Rede (*)		4.401	5.236	470	2.004	2.301	23	804 €/md
Of which:	Rede (recursos internos)	4.211	5.236	470	2.004	2.301	23	804 €/md
	Rede (gastos esternos)	190	-	-	-	-	2	-
Corporate Functions		815	890	256	251	383	10	916 €/md
IT		586	1.158	16	97	1.044	2	506 €/md
Marketing		480	479	130	234	115	7	1.001 €/md
Customer Relations		220	217	58	98	61	4	1.015 €/md
Wholesale		85	86	24	44	18	2	1.151 €/md
Vendas		40	38	10	16	12	1	1.052 €/md
Total (***)		6.627	8.104	972	2.835	4.024	49	794 €/md

(*) The Network Consulting value must be split into two components: internal costs related to manpower activities (4.211 K€) and external costs (190€), related to activities supplied by external vendors, needed to provide specific competences for processes already implemented in TI.

(**)This blended price includes travel & lodge expenses for a total amount of 700 €/man day.

(***) Overall blended rate for TI Consulting Services.

Cooperation and Support Agreement – Telecom Italia
Evaluation and market price comparison
Outsourcing and Other services – Network

Proposed services have been valorized using the following blended daily rates for internal resources:

€/ man day	Value
T.I. Internal (*)	304

Proposed daily rates are in line with standard market prices.

Average range – Analysis on Italian rates (**)

€/ man day	Min	Max
Average rates	297	440

Average range – Analysis on Brazilian rates (**)

€/ man day	Min	Max
Average rates	175	782

TI daily rates have been compared with an average range for similar services assessed on the market.

Daily rates can be considered in line with standard market prices.

(*) Average daily rates derived from figures provided by Network. There are no details on applied pyramids and involved seniority level.
(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.
(***) Brazilian rates have been inserted to evaluate prices available for TIM in the brazilian Market, considering TIM Price list for 2014.

Risco Atenção Normal

Cooperation and Support Agreement – Telecom Italia

Evaluation and market price comparison

Outsourcing and Other services – Information Technology

Proposed services have been valorized using the following blended daily rates for internal resources:

€/ man day	Value
T.I. Internal (*)	355

Proposed daily rates are in line with standard market prices.

Average range – Analysis on Italian rates (**)

€/ man day	Min	Max
Average rates	350	500

Average range – Analysis on Brazilian rates (**)

€/ man day	Min	Max
Average rates	323	805

TI daily rates have been compared with an average range for similar services assessed on the market.

Daily rates can be considered in line with standard market prices.

(*) Average gross daily rates derived from figures provided by IT for medium/high seniority levels. There are no details on overall applied pyramids.
(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.
(***) Brazilian rates have been inserted to evaluate prices available for TIM in the Brazilian Market, considering TIM Price List for 2014.

Risco
Atenção
Normal

Cooperation and Support Agreement – Telecom Italia
Evaluation and market price comparison
Outsourcing & Other Services – 2014 / 2015

"Top projects" represents approximately the 99% of all "Outsourcing and Other Services" projects, of which 55% are related to IT Outsourcing Services (2.747 K euro) and 45% are related to Network Services (2.293 K euro).

80% of the projects refers to TIM Celular (the remaining 20% is related to Intelig). The value refers mainly to maintenance services and licenses for SCTR, RAP, PCS, Regman and Next and it includes the first quarter of 2015.

Outsourcing e Other Services	Value 2014/15(K€)
Interconnection Billing SCTR	966
Revenue Assurance (RAP)	880
Security PCS	770
O&M Support for Regman	615
O&M Support for Next	524
Vas Evolution	324
O&M for TGDS	478
Guitar 2G/3G – License & Features	159
Cloud	131
O&M for SANS	118
Erato – License & Features (*)	75
Total	5.040

Guitar 2G/3G - License Renewal 3%
Cloud 2%
Erato - License Renewal 1%
O&M for TGDS 10%
Interconnection Billing 20%
VAS Evolution 7%
RAP 18%
Next 11%
Regman 12%
Security PCS 16%

(*) Projects whose individual value is minor than 95K€.

Cooperation and Support Agreement – Telecom Italia
Evaluation and market price comparison
Outsourcing & Other Services (2015 Jan-Apr)

The additional value of the Agreement for the First Quarter of 2015 is about 1.073 K euro and contains:

- *For IT, to the correspondent O&M activities for the existing platforms (RAP, SCTR, PCS), with the same unit price as of 2014; Number of man days is consistent with the additional four periods of services provided.*
- *For Network, to the correspondent license fee and O&M activities for the existing platforms (VAS, TGDS, Guitar, SANS, Erato, Regman, Next):*
  - *License fee, where applied, are calculated as one quarter of the whole year amount;*
  - *Service are estimated with the same unit price as of 2014 and the number of man days is consistent with the additional four periods of services provided.*

Value of services K€
-9.7%
-32%
+7%
+8%
Outs.& Other Sev.s
5.660
(54%)
4.836
(85%)
IT
825
(15%)
Network
2010
Outs.& Other Sev.s
5.113
(50%)
4.350
(85%)
IT
763
(15%)
Network
2011
Outs.& Other Sev.s
3.452
(43%)
2.588
(75%)
IT
864
(25%)
Network
2012
Outs.& Other Sev.s
3.684
(34%)
2.588
(70%)
IT
1.096
(30%)
Network
2013
1.073
2015
Jan-Apr
654 IT (61%)
419 Ntw(39%)
Outs.& Other Sev.s
3.967
2014
2014+2015
5.040
(41%)
2.748
(55%)
IT
2.292
(45%)
NTW
Valor 2014
Valor 2015

Cooperation and Support Agreement – Telecom Italia

Evaluation and market price comparison

Outsourcing & Other Services 2014 Full year

Projects that have been classified as "Outsourcing and Other Services" refer basically to two major kind of services provided by TI to TIM, as in the previous roadmaps:

- *Outsourcing of platform physically located in Italy with related operation support and maintenance (e.g. TGDS);*
- *Ordinary and Evolution Maintenance for solutions already plugged in TIM (Network and IT) (e.g.: RAP).*

The analysis reported in the following is divided in two parts: one for 2014 and the other for 2015 roadmap amount.

Outsourcing and Other Services total value for 2014 is consistent with that of 2013 for renewed services, in terms of pricing, man days and related weight; the small increase of total value (+8%) refers basically to a perimeter increase of services offered by Network, needed to support two new platforms that were plugged-in in 2013:

- *For IT the value has decreased respect to 2013 (-19%) mainly due to the decrease of O&M activities provided for the existing platforms (RAP, SCTR, PCS), even if there is a light increase in the unit price of O&M services and the introduction of a new service (Cloud);*
- *For Network there is consistent increase respect to 2013 (+ 71%) due to the increased services provided (License, Service & SW Development, O&M Support) for the two new platforms (Regman and Next) that were introduced in 2013 as Plug&Play.*

Value of services K€
-9.7%
-32%
+7%
+8%
Outs.& Other Sev.s 5.660 (54%)
4.836 (85%) IT
825 (15%) Network
2010
Outs.& Other Sev.s 5.113 (50%)
4.350 (85%) IT
763 (15%) Network
2011
Outs.& Other Sev.s 3.452 (43%)
2.588 (75%) IT
864 (25%) Network
2012
Outs.& Other Sev.s 3.684 (34%)
2.588 (70%) IT
1.096 (30%) Network
2013
Outs.& Other Sev.s 3.967 (36%)
2.094 (53%) IT
1.873 (47%) Network
2014

Value of services K€
Year 2014 Value 3.967 K€
Increased N° Services
Renewed Services (3.836 k€)
ΔServices: +131 K€
IT: + 131 K€, for a new project (Cloud)
Increased services from 2012: +152 K€
IT: -626 K€ (perimeter reduction of O&M support for SCTR, RAP, PCS)
Ntw: +778 K€
+ 823 K€, for increased support (License, O&M, new functionalities) for Regman and Next, two new platforms introduced in 2013 as plug&play.
- 45 K€, for small variations of services provided also in 2013 (for VAS, Guitar and Erato O&M)
Δ Unit Price: 14€/md (respect to 2013, just for IT)
Unit Price (€)

Cooperation and Support Agreement – Telecom Italia
FORECAST 2013 x YTD DECEMBER

Department	Forecast 2013 - Roadmap (EUR)	YTD December 2013 (EUR)	%
TIM BRASIL - MARKETING	230.000	230.965	100%
TIM BRASIL - CUSTOMER RELATIONS	60.000	60.340	101%
TIM BRASIL CORPORATE	686.000	546.945	80%
TIM FIBER	120.000	119.700	100%
INTELIG	80.000	38.115	48%
INFORMATION TECHNOLOGY	2.588.000	2.588.000	100%
NETWORK	3.908.321	3.700.161	95%
NETWORK INTELIG	1.971.408	1.879.361	95%
NETWORK INTELIG - REGMAN & NEXT	855.473	855.473	100%
Total	**10.499.202**	**10.019.060**	**95%**

- ✓ Accomplished 95% based ont the amount Budgeted in 2013 (ROADMAP);
- ✓ Some projects exceeded the budgeted value within 1% (Customer Relations) which not impacted on the budgeted total contract because some areas do not reach its entirety. (Coporate, Intelig, Network and Network Intelig)

accenture

consulting | technology | outsourcing

High performance. Delivered.

"Cooperation and Support Agreement among TELECOM ITALIA SPA and TIM CELULAR S.A." Analysis and comparison to market prices

Rio de Janeiro, February 2014

Copyright © 2014. Accenture. All rights reserved.

Agenda

- **Introduction**
- **Document Objectives and Basic Assumptions**
- **Scope, Approach and Contents**
- **Evaluation and market price comparison**
  - **“Consulting”**
  - **“Outsourcing and Other Services”**
- **Conclusion**
- **Attachments**

Copyright © 2014. Accenture. All rights reserved.
1

Introduction

The Cooperation between Telecom Italia (here and after named TI) and TIM CELULAR S.A. (here and after named TIM) is aimed at allowing TIM to benefit from the highly advanced services, solutions and innovations, which are still not broadly available in the brasilian market, with reduced investment (capital outlay) and mitigated implementation risk. The Cooperation, also for this year, includes in its perimeter the services provided to the companies Intelig and TIM Fiber (here and after included in TIM Brasil).

All cooperation and support activities that TI and TIM carry out together can effectively improve TIM challenges versus its competitors within the brasilian marketplace. In practical terms, the main benefits/advantages that can be achieved are:

- To take advantage of TI expertise and capability in the relevant industry, that was built-up during many years of TI operations as a primary player within the European market;
- Increase both effectiveness and efficiency by adopting in–house solutions that have already been extensively tested and used;
- Plug & Play systems/services/processes/best-practices that have been extensively used in the Italian market and can be readily customized for the brasilian market.

In order to regulate these future support activities provided to the brasilian companies, a “Cooperation and Support Agreement” has been jointly developed by Italian and brasilian teams. Planned support services have been further evaluated and described hereafter.

The value of this contract represents **approximately 0.4% of the total annual capital expenditure** forecasted for 2014.

In addition to this formal agreement, TI and TIM also agreed on producing a “Roadmap” which specifies the breakdown of activities that are intended to be carried out in 2014 and it includes some projects with duration till April 2015 (in particular for Network and IT).

Detailed Project Forms specifying contents/activities of each project will be produced before activities begin and will be shared directly with TIM management.

Copyright © 2014. Accenture. All rights reserved.
2

Agenda

- Introduction
- **Document Objectives and Basic Assumptions**
- Scope, Approach and Contents
- Evaluation and market price comparison
  - “Consulting”
  - “Outsourcing and Other Services”
- Conclusion
- Attachments

Copyright © 2014. Accenture. All rights reserved.
3

Document Objectives and Basic Assumptions

TIM CELULAR S.A requested to Accenture Brazil to perform a comparison between market prices and prices within the "Cooperation and Support Agreement Amongst TELECOM ITALIA SPA (here and after named TI) and TIM CELULAR S.A. (here and after named TIM)". The comparison this year (2014) includes services provided also to Intelig and TIM Fiber.

The aim of this document is to presents the results of the comparison, made by Accenture, on the prices of the services and activities in scope of this "Cooperation and Support Agreement".

This analysis is based on available information provided to Accenture by TIM (Roadmap of the major services to be carried out, with some additional information gathered directly from the relevant departments, supported capabilities and/or major application functionalities, daily rates, etc.).

Accenture's analysis and conclusions will focus on verifying the prices of agreed services/activities in scope of the "Agreement between TI and TIM". Accenture opinion will focus on comparing the prices of agreed services/activities within the "Agreement between TI and TIM", according to the market standards.

Contents and details of this cooperation, summarized on the roadmap, were previously discussed at TI and TIM management committee level and are considered "input" of this activity.

In the following pages services and activities formally planned will be analyzed to evaluate if the applied prices are competitive and coherent with similar services and activities available in the market (*).

From a legal stand point, it is not within on the scope of this document to verify any aspect related to legal terms and conditions.

Furthermore, this document does not imply any recommendation from Accenture to buy or not to buy Telecom Italia services.

(*) Italian and Brasilian Markets.

Copyright © 2014. Accenture. All rights reserved.
4

Agenda

- Introduction
- Document Objectives and Basic Assumptions
- Scope, Approach and Contents
- Evaluation and market price comparison
  - "Consulting"
  - "Outsourcing and Other Services"
- Conclusion
- Attachments

Copyright © 2014. Accenture. All rights reserved.
5

Scope, Approach and Contents

Services and activities objective of the "Agreement between TELECOM ITALIA SPA and TIM CELULAR S.A. can be categorised and summarised as follow:

Department	Consulting (*)	Outsourcing e Other Services (*)	Plug & Play
Sales	●	*Not Applicable*	*Not Applicable*
Marketing	●	*Not Applicable*	*Not Applicable*
Customer Relations	●	*Not Applicable*	*Not Applicable*
Corporate	●	*Not Applicable*	*Not Applicable*
Wholesale	●	*Not Applicable*	*Not Applicable*
Network	●	●	*Not Applicable*
Information Technology (IT)	●	●	*Not Applicable*

The technical evaluation in the following pages will be basically managed by project type (Consulting, Outsourcing and Other Services).

(*) Legend:
Consulting *refers to assessment, feasibility studies and related activities with no "Tangible" assets*
Outsourcing and Other Services *basically refer to Licences, Maintenance and Operation Services who imply a tangible and intangible assets (as systems, software, ..) to be managed by a third party.*

● *Projects in 2014/2015 Roadmap*

Copyright © 2014. Accenture. All rights reserved.

6

Scope, Approach and Contents

The classification of services and activities provided by department and by legal entity is the following for 2014-2015:

Legal entity	Department	Consulting(*)	Outsourcing e Outros Serviços (*)	Plug & Play
TIM Celular	Sales	●	N.a.	N.a.
TIM Celular	Marketing	●	N.a.	N.a.
TIM Celular	Customer Relations	●	N.a.	N.a.
TIM Celular	Corporate	●	N.a.	N.a.
TIM Celular	Network	●	N.a.	N.a.
TIM Celular	Wholesale	●	●	N.a.
TIM Celular	IT	●	●	N.a.
INTELIG	Marketing	●	N.a.	N.a.
INTELIG	Network	●	N.a.	N.a.
TIM Fiber	Sales	●	N.a.	N.a.
TIM Fiber	Marketing	●	N.a.	N.a.
TIM Fiber	Customer Relations	●	N.a.	N.a.

The technical evaluation in the following pages will be basically managed by project type (Consulting, Outsourcing and Other Services, Plug & Play) and by department. No further analysis will be conducted by legal entity.

● *Projects in 2014/2015 Roadmap*

Copyright © 2014. Accenture. All rights reserved.

7

Scope, Approach and Contents

This Agreement contains different services and activities, all of which leverage TI experience, technical capability and marketing expertise.

Based on a very first high level analysis, these different consulting, outsourcing and plug & play services rely, in different ways, on Telecom Italia's specific expertise and related current assets.

Since the value of Telecom Italia's expertise and assets can not be objectively assessed, this evaluation will verify if agreed prices are competitive and coherent to similar services/assets existing on the market.

Telecom Italia technical expertise should be considered as a "premium" embedded in the consultancy activity and in the provisioning service process.

- Approach-
Intangible Asset
Tangible Asset
Consulting
(Marketing, Customer Relations, Corporate, Network)
Outsourcing and Other Services
(Network and IT)
Plug & Play
(Network)
Expertise on the market
TI Expertise
1
Evaluation of agreed daily rates versus major Business Consulting firms daily rates
2
Evaluation of agreed daily rates for maintenance services
Qualitative check on services package completeness
3
Evaluation of project value, based on a comparison with the value of "alternative turn-key projects" covering the same capabilities (software licenses + system integration)

Copyright © 2014. Accenture. All rights reserved.

8

Scope, Approach and Contents – Analysis of 2014 versus 2013

The total 2014 Roadmap Value (10.502 K€) maintains the same value compared with Total Roadmap Value of 2013 (10.502 K€). Within the 2014 Agreement are included some projects related to the first quarter of 2015 (mainly related to IT and Network) for an additional amount of **1.165 K€** (for a total Roadmap of **11.667 K€**).

No increases have been registered in the daily rates (man-day), that remain the same compared with 2013 agreement.

<u>The Roadmap for 2014 – 2015 includes:</u>

- Increase **(+9%)** of Consulting Services (from **5.998 K€** in 2013 to **6.535K€** in 2014) and increase of **+8%** for the outsourcing projects (Network and IT: from **3.684 K€** in 2013 to **3.967 K€** in 2014);
- No Plug&Play projects;
- **Consulting** weight for 2014 on total projects composition increased in comparison with 2013 **(62%)**, with increasing demands of Corporate functions and IT; this trend is motivated by TIM's need of more consulting support for analysis and feasibility studies, instead of outsourcing or plug & play, due to maturity level reached by TIM;
- "**Outsourcing & other services" decrease in terms of weight** (**-5%**), even if the total value for 2013 increase of **+8%;**

In terms of analysis for department:

- Network demand for Consulting decreases of **9%,** going from **4.822 K€** in 2013 to **4.401 K€ in 2014;**
- Marketing Consulting Services increase of **37%** compared with 2013 **(480 K€);**
- A significant increase was registered for Corporate area (**+19%**) and Customer Relations (**+57%**);
- There are new projects for Sales, Wholesale and IT areas.

Copyright © 2014. Accenture. All rights reserved.
9

Agreement Contents (2014 – 2015)

The total amount of the “Agreement between TI and TIM” can be summarised as follow according to:

By Project Type	**Value 2014/15 (K€)**
Consulting	6.627
Outsourcing e Outros Serviços	5.040
Plug & Play	0
Total	11.667

Outsourcing & other services 43%
Consulting, 57%
Type
Consulting
Outsourcing & other services

By Department	**Value 2014/15(K€)**
Network	6.693
IT	3.333
Corporate Functions	815
Marketing	480
Customer Relations	220
Wholesale	85
Sales	40
Total	11.667

Customer Relations 2%
Wholesale 1%
Marketing 4%
Sales 0%
Corporate Functions 7%
IT 29%
Network 57%
Department
Network
IT
Corporate Functions
Marketing
Customer Relations
Wholesale
Sales

Copyright © 2014. Accenture. All rights reserved.
10

Agreement Contents - Consulting (2014 – 2015)

The total amount of **Consulting Services** can be summarized as follow by involved department: the majority of the Consulting Services is related to Network project (**67%**).

By Department	**Value 2014/15(K€)**
Network	**4.401**
IT	**815**
Corporate Functions	**586**
Marketing	**480**
Customer Relations	**220**
Wholesale	**85**
Sale	**40**
Total	**6.627**

Customer Relations 3%
Wholesale 1%
Sales 1%
Marketing 7%
IT 9%
Corporate Functions 12%
Network 67%
Network
Corporate Functions
IT
Marketing
Customer Relations
Wholesale
Sales

The total amount of **Consulting Services** can also be summarized as follow by company: the majority of the Consulting Services is related to TIM Celular (**69%).**

By company	**Value 2014/15(K€)**
Tim Celular	**4.603**
Intelig	**1.854**
Tim Fiber	**170**
Total	**6.627**

FIBER 3%
INTELIG 28%
TIM 69%
Company
TIM
INTELIG
FIBER

Copyright © 2014. Accenture. All rights reserved.

11

Agreement Contents - Outsourcing & Other Services (2014 – 2015)

"Top projects" represents approximately the 99% of all "**Outsourcing and Other Services**" projects, of which 55% are related to IT Outsourcing Services (**2.747 K euro**) and 45% are related to Network Services (**2.293 K euro**).

80% of the projects refers to TIM Celular (the remaining 20% is related to Intelig). The value refers mainly to maintenance services and licenses for SCTR, RAP, PCS, Regman and Next and it includes the first quarter of 2015.

Outsourcing e Outros Serviços	Valor 2014/15(K€)
Interconnection Billing SCTR	966
Revenue Assurance (RAP)	880
Security PCS	770
O&M Support for Regman	615
O&M Support for Next	524
Vas Evolution	324
O&M for TGDS	478
Guitar 2G/3G – License & Features	159
Cloud	131
O&M for SANS	118
Erato – License & Features (*)	75
Total	5.040

Guitar 2G/3G - License Renewal 3%
Cloud 2%
Erato - License Renewal 1%
Interconnection Billing 20%
O&M for TGDS 10%
VAS Evolution 7%
RAP 18%
Next 11%
Regman 12%
Security PCS 16%

(*) Projects whose individual value is minor than 95K€.

Copyright © 2014. Accenture. All rights reserved.
12

Agenda

- Introduction
- Document Objectives and Basic Assumptions
- Scope, Approach and Contents
- Evaluation and market price comparison
  - "Consulting"
  - "Outsourcing and Other Services"
- Conclusion
- Attachments

Copyright © 2014. Accenture. All rights reserved.
13

Evaluation and market price comparison – Consulting (2014 – 2015)

Total value of Consulting Services in 2014 is consistent in terms of pricing with previous year (2013), even if an **increase of 10% has been registered** (from **5.998 K€ in 2013** to **6.627 K€**), including projects of 2015.

- **Consulting weight for the agreement 2014-2015 on total projects composition maintains the same in comparison with 2013 (57%)**, with increasing demands of Corporate functions and IT;
- **Network demand for Consulting decreases of 9%,** going 4.822 K€ in 2013 to 4.401 K€ in 2014; Renewed Services of 2013 represent an amount of 2.151 K€ (OSS projects for Intelig, Netep and Microwave);
- **Marketing Consulting Services increases of 37%** compared with 2013 (480 K€) and **Customer Relations** increases of **57%**;
- A **significant increase was registered for Corporate area** (from 686 K€ in 2013 to 815 K€ in 2014), mainly due to AFC, Purchasing, Compliance and HR demands;
- **There are new Sales, Wholesale and IT Consulting projects** for 2014.

Consulting (Value K€)
+67%
-12%
+32%
+9%
3.077
5.149
4.548
5.998
6.535
92
K€
2010
2011
2012
2013
2014-5
Valor 2014
Valor 2015 (Consulting IT – Magistratura)

Consulting (Value K€)
Value (K€)
Year 2014/15
6.627 K€
New Projects
Renewed Activities
Δ Activities: 4.136 K€
New Services 2014: 2491 K€
Δ Price/ Man-day (*): 0
Price/ Man-day(€)
Ntw: + 2.250 K €
Customer Relations: +150K €
Mktg: + 290 K €
Corporate: + 820 K € (inc. WH)
IT: +586 K €
Sales: + 40 K €
Ntw: + 2.151 K €
Mktg: +190 K €
Customer Relations: +70 K €
Corporate: +80 K € (inc. WH)

(*) Same price for manday of 2012.

Copyright © 2014. Accenture. All rights reserved.

14

Evaluation and market price comparison – Consulting: Man days and Price List (2014 – 2015)

Planned consulting services will involve skilled professional profiles correspondent to following Business Consulting profiles:

- Senior Manager (SM)
- Manager (M)
- Senior Consultant (SC) or Professional

Proposed effort in man days by professional profile can be summarized as follow:

	Value (K€)	MAN DAYS for Professional				# Projects	T.I. Rate(**)
		Tot.	S.M.	M.	S.C.		
Network (*)	4.401	5.236	470	2.004	2.301	23	804 €/md
Of which: Network (internal)	4.211	5.236	470	2.004	2.301	23	804 €/md
Network (external)	190	-	-	-	-	2	-
Corporate Functions	815	890	256	251	383	10	916 €/md
IT	586	1.158	16	97	1.044	2	506 €/md
Marketing	480	479	130	234	115	7	1.001 €/md
Customer Relations	220	217	58	98	61	4	1.015 €/md
Wholesale	85	86	24	44	18	2	1.151 €/md
Vendas	40	38	10	16	12	1	1.052 €/md
Total (***)	6.627	8.104	972	2.835	4.024	49	794 €/md

(*) The Network Consulting value must be split into two components: internal costs related to manpower activities (4.211 K€) and external costs (190€), related to activities supplied by external vendors, needed to provide specific competences for processes already implemented in TI.
(**)This blended price includes travel & lodge expenses for a total amount of 700 €/man day.
(***) Overall blended rate for TI Consulting Services.

Copyright © 2014. Accenture. All rights reserved.
15

Evaluation and market price comparison – Consulting: Italy & Brasil Market Price List (*)

Are proposed TI daily rates for "Business Consulting – like" services in line with standard market prices.

Average daily rate paid by Telecom Italia

Business Consulting Companies Fees: TI (Italy) Price List (**)

€/ man day	A	B	C	D	E	F	G	AVG
Gerente Experiente	2.575	2.076	2.198	1.869	1.827	1.827	1.780	2.022
Gerente	2.159	1.827	1.814	1.744	1.528	1.412	1.223	1.672
Consultor Experiente	1.744	1.537	1.159	1.537	1.063	-	1.163	1.109

€/ man day	T.I.
Gerente Experiente	1.085
Gerente	665
Consultor Experiente	490

(***) T.I. Blended: 794

Average range – Analysis on Italian rates (****)

€/ man day	Min	Max
Average Rate	990	1.485

T.I. taxa: 794

Average range – Analysis on Brazilian rates (****)

€/ man day	Min	Max
Average Rate	1.319	4.132

TI daily rates and blended rate have been compared both with Business Consulting Price List at TI and with an average market range. *In both cases these daily rates can be considered in line with standard market prices.*

(*) Analysis done on the Italian Business Consulting Market because resources involved on this cooperation agreement are from Italy. Brasil Market price has been included to compare prices TIM Brasil could find for similar services within the brasilian market.
(**) These values refer to major Business Consulting Firms Price List in Telecom Italia for Italian and brasilian resources. These values do not consider commercial discount. Values confirmed by TI since 2009. The value of man day for 2014 has been updated to reflect Consulting price's decrease (due to the European economic situation) of about 10% and inflation rate (IGPM 2014).
(***) Values confirmed by TI also for 2014-2015.
(****) Average rate based on Competitive Analysis for Strategic Consulting (cross industries) – Source: Accenture Competitors Intelligence.

Risco Atenção Normal

Copyright © 2014. Accenture. All rights reserved.

16

Evaluation and market price comparison – Outsourcing & Other Services (2015 Jan-Apr)

The additional value of the Agreement for the First Quarter of 2015 is about 1.073 K euro and contains:

- For **IT**, to the correspondent O&M activities for the existing platforms (RAP, SCTR, PCS), with the same unit price as of 2014; Number of man days is consistent with the additional four periods of services provided.
- For **Network,** to the correspondent license fee and O&M activities for the existing platforms (VAS, TGDS, Guitar, SANS, Erato, Regman, Next):
  - License fee, where applied, are calculated as one quarter of the whole year amount;
  - Service are estimated with the same unit price as of 2014 and the number of man days is consistent with the additional four periods of services provided.

Value of services K€
-9.7%
-32%
+7%
+8%
Outs.& Other Sev.s
5.660
(54%)
4.836 (85%) IT
825 (15%) Network
2010
Outs.& Other Sev.s
5.113
(50%)
4.350 (85%) IT
763 (15%) Network
2011
Outs.& Other Sev.s
3.452
(43%)
2.588 (75%) IT
864 (25%) Network
2012
Outs.& Other Sev.s
3.684
(34%)
2.588 (70%) IT
1.096 (30%) Network
2013
1.073
2015 Jan-Apr
654 IT (61%)
419 Ntw (39%)
Outs.& Other Sev.s
3.967
2014
2014+2015
5.040
(41%)
2.748 (55%) IT
2.292 (45%) NTW
Valor 2014
Valor 2015

Copyright © 2014. Accenture. All rights reserved.
18

Evaluation and market price comparison – Outsourcing & Other Services Details (2014 Full Year)

Projects that have been classified as "Outsourcing and Other Services" are the following:

- Ordinary and Evolution Maintenance for network solutions already plugged in TIM Part in the past (TGDS, VAS, Guitar, SANS, Erato, Regman, Next); Regman and Next were plugged in 2013.
- Ordinary and Evolution Maintenance for IT solutions plugged in TIM (RAP, PCS, SCTR)
- Other IT services aimed at creating an internal private cloud for TIM (new IT project called 'Cloud')

The table below provides the amount by platform for 2014 full year.

	Outsourcing & Other Services	Value 2014 (K€)	% m.d.	% license	% help desk
Network solutions Maintenance Services	Regman (License Fee + O&M + Service & SW Dev.)	523	60%	30%	10%
	Next (License Fee + O&M + Service & SW Dev.)	427	77%	10%	13%
	TGDS (License Fee + O&M)	382	50%	41%	9%
	VAS Evolution	259	100%	-	-
	Guitar 2G/3G (License Fee)	128	-	100%	-
	SANS (License Fee + O&M)	95	46%	46%	8%
IT solutions Maintenance Services and other services	Interconnection Billing (SCTR)	725	97%	-	3%
	Revenue Assurance (RAP)	660	97%	-	3%
	Security PCS	578	100%	-	-
	Cloud	131	100%	-	-
Other Minor services on Network solution (Non Top projects, less than 95K)	Other Services (*)	60	-	100%	-
	Total	3.967			

(*) Non Top Projects are referred to: License Renewal for ERATO (platform already in use in TIM): 60 K€

Copyright © 2014. Accenture. All rights reserved.

19

Evaluation and market price comparison – Outsourcing & Other Services Details (2015 Jan-Apr)

For the same services described in the previous slide, the table below provides the amount by platform for 2015 January-April periods.

	Outsourcing & Other Services	Value 2015 (K€)	% m.d.	% license	% help desk
Network solutions Maintenance Services	Regman (License Fee + O&M + Service & SW Dev.)	92	64%	25%	11%
	Next (License Fee + O&M + Service & SW Dev.)	96	79%	8%	13%
	TGDS (License Fee + O&M)	96	50%	41%	9%
	VAS Evolution	65	100%	-	-
	Guitar 2G/3G (License Fee)	32	-	100%	-
	SANS (License Fee + O&M)	24	46%	46%	8%
IT solutions Maintenance Services and other services	Interconnection Billing (SCTR)	241	97%	-	3%
	Revenue Assurance (RAP)	220	97%	-	3%
	Security PCS	192	100%	-	-
	Cloud	0	-	-	-
Other Minor services on Network solution (Non Top projects, less than 95K)	Other Services (*)	15	-	100%	-
	Total	1.073			

(*) Non Top Projects are referred to: License Renewal for ERATO (platform already in use in TIM): 75 K€

Copyright © 2014. Accenture. All rights reserved.

20

Evaluation and market price comparison – Outsourcing & Other Services: Network Maintenance

The following table reports the type of outsourcing/other services provided for each platform, both in 2014 and 2015 Jan-April timeframe:

	Application Management & Operation			Evolution Maintenance			Development HW Hosting	Additional Help Desk & SLA	SLA
	Ordinary maintenance	Bug Fixing	Remote Support	Functional Design	Development/ Customization	Test & Deploy			
TGDS	✓	✓	✓					✓	24h x 7d
VAS Ev.			✓	✓	✓	✓			
Guitar		✓		✓	✓	✓			
SANS	✓	✓	✓					✓	24h x 7d
Erato		✓		✓	✓	✓			
Regman	✓	✓	✓					✓	24h x 7d
Next	✓	✓	✓					✓	24h x 7d

Copyright © 2014. Accenture. All rights reserved.

21

Evaluation and market price comparison – Outsourcing & Other Services: Information Technology

Information Technology projects refer mainly to Ordinary Maintenance, Evolution Maintenance and additional Help-Desk services. The services provided by project can be summarized as follow:

Project	Application Manag. & Operation			Evolution Maintenance			Development HW hosting	Additional Help Desk & SLA	Services provided also in 2013
	Ordinary Maintenance	Bug fixing	Remote Support	Functional Design	Development/ Customization	Test & Deployment			
SCTR Brazil	✓	✓	✓	✓	✓	✓	✓	✓	✓
RAP	✓	✓	✓	✓	✓	✓	✓	✓	✓
Security - PCS	✓	✓	✓	✓	✓	✓			✓
Cloud				✓	✓	✓			

These set of major services agreed upon for planned IT Maintenance projects are in accordance with similar service packages on the market and the number of man days for each service is consistent with the one agreed for the same services in the previous years.

Copyright © 2014. Accenture. All rights reserved.
22

Evaluation and market price comparison – Outsourcing & Other Services: Network Rates

Proposed services have been valorized using the following blended daily rates for internal resources:

€/ man day	Value
T.I. Internal (*)	304

Proposed daily rates are in line with standard market prices.

Average range – Analysis on Italian rates (**)

€/ man day	Min	Max
Average rates	297	440

Average range – Analysis on Brazilian rates (***)

€/ man day	Min	Max
Average rates	175	782

TI daily rates have been compared with an average range for similar services assessed on the market.

Daily rates can be considered in line with standard market prices.

(*) Average daily rates derived from figures provided by Network. There are no details on applied pyramids and involved seniority level.

(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.

(***) Brazilian rates have been inserted to evaluate prices available for TIM in the brazilian Market, considering TIM Price list for 2014.

Risco Atenção Normal

Copyright © 2014. Accenture. All rights reserved.

23

Evaluation and market price comparison – Outsourcing & Other Services: Information Technology Rates

Proposed services have been valorized using the following blended daily rates for internal resources:

€/ man day	Value
T.I. Internal (*)	355

Proposed daily rates are in line with standard market prices.

Average range – Analysis on Italian rates (**)

€/ man day	Min	Max
Average rates	350	500

Average range – Analysis on Brazilian rates (***)

€/ man day	Min	Max
Average rates	323	805

TI daily rates have been compared with an average range for similar services assessed on the market.

Daily rates can be considered in line with standard market prices.

(*) Average gross daily rates derived from figures provided by IT for medium/high seniority levels. There are no details on overall applied pyramids.

(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.

(***) Brazilian rates have been inserted to evaluate prices available for TIM in the Brazilian Market, considering TIM Price List for 2014.

Risco Atenção Normal

Copyright © 2014. Accenture. All rights reserved.

24

Agenda

- Introduction
- Document Objectives and Basic Assumptions
- Scope, Approach and Contents
- Evaluation and market price comparison
  - "Consulting"
  - "Outsourcing and Other Services"
- **Conclusion**
- Attachments

Copyright © 2014. Accenture. All rights reserved.
25

Conclusion - Summary

Services and activities that form the scope of this “Cooperation and Support Agreement” analysis were based on the information available and provided by TI: roadmap of major activities and some additional information from involved departments (supported capabilities and main functionalities, daily rates).
These services/activities formally planned have been analyzed according to different approaches:

Intangible Asset
Tangible Asset
Consulting
(Marketing, Sales, Customer Relations, IT, Corporate, Network)
Outsourcing and Other Services
(Network and IT)
Plug & Play
Expertise on the market
TI Expertise

1. *Evaluation of agreed daily rates versus major Business Consulting firms daily rates*
2. *Evaluation of agreed daily rates for maintenance services*
   Qualitative check on services package completeness
3. *Evaluation of project value based on a comparison with the value of “alternative turn-key projects” covering the same capabilities (software licenses + system integration)* — ***N.A.***

Risco Atenção Normal

Copyright © 2014. Accenture. All rights reserved.

26

Conclusion – Highlights

- Roadmap Evolution -
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,521
8,632
10,512
8,890
10,262
8,000
10,500
10,502
11,667
2007
2008
2009
2010
2011
2012
2013
2014
2014 - 2015
Consulting
Outsourcing&Other Services
Plug&Play
Tot

- *The Cooperation, also for this year, includes in its perimeter all services for TIM, Intelig and TIM Fiber.* ***The total 2014 Roadmap Value (10.502 K€) maintains the same value compared with Total Roadmap Value of 2013 (10.502 K€)****. Within the 2014 Agreement are included some projects related to the first quarter of 2015 (mainly related to IT and Network) for an additional amount of* ***1.165 K€*** *(for a total Roadmap of* ***11.667 K€)****.*
- *The Roadmap for 2014 – 2015 includes:*
  - *Increase* ***(+9%)*** *of Consulting Services (from* ***5.998 K€*** *in 2013 to* ***6.535K€*** *in 2014)****;***
  - *Increase of* ***+8%*** *for the outsourcing projects (Network and IT: from* ***3.684 K€*** *in 2013 to* ***3.967 K€*** *in 2014);*
  - *No Plug & Play projects.*

Copyright © 2014. Accenture. All rights reserved.

27

Agenda

- Introduction
- Document Objectives and Basic Assumptions
- Scope, Approach and Contents
- Evaluation and market price comparison
  - “Consulting”
  - “Outsourcing and Other Services”
- Conclusion
- **Attachments**

Copyright © 2014. Accenture. All rights reserved.
28

Agreement Contents – List of Projects 2014/2015

Here a short description "Outsourcing and Other Services" projects:

	Description
RAP	Revenue Assurance Package
Security - PCS	Access Management system that can efficiently support a Company cross functional process.
SCTR Brazil	Interconnection billing platform
TGDS	Multi services platform for new VAS services launch
VAS Evolution	Multi services platform for new VAS services launch in TGDS (Numeration, Upgrade release)
SANS	Reporting System providing statistics on data managed by TGDS
Guitar	GSM and UMTS Interactive Tool for Advanced Radio planning
Regman	xDSL CPE Management Server Tool
Next	Tool to analyze xDSL Circuits

Copyright © 2014. Accenture. All rights reserved.
29

Agreement Contents – List of Acronyms

ANTS	Automatic Network Service System	SCTR	Sistema Consuntivazione Traffico Radiomobile
CDR	Call Data Report	Sec.PCS	Piattaforma Centralizzata di Sicurezza
DBLink	Data Base Link	SG-VAS	Sistema di Gestione VAS
DBR	Data Base di Rete	SI	System Integration
EJB	Enterprise Java Beans	SISO	Sell In Sell Out
GIS	Geographical Inforamtion System	SLA	Service Level Agreement
GUITAR	GSM and UMTS Interactive Tool for Advanced Radio planning	SM	Senior Manager
HW	Hardware	SMOP	Simtel Measurement Open Platform
iNMS	i Network Management System	SMSmon	Short Message Service Monitoring
IRMA	Integrated Radio Mobile Advanced	SNMP	Simple Network Management Protocol
IT	Information Technology	SQM	Service Quality Management
JDBC	Java Data Base Connectivity	SW	Software
M	Manager	TAS	Trend Analysis System
M.D.	Man Days	TDWH	Traffic DataWareHouse
NOC	Network Operating Center	TGDS	TACS GSM Delivery System
NW	Network	TI	Telecom Italia
O&M	Operation & Maintenence	TIM	Telecom Italia Mobile
PCS	Piattaforma Centralizzata di Sicurezza	TTM	Trouble Ticket Management
RAN	Radio Access Network	VAS	Value Added Service
RAP	Revenue Assurance Package	WAP	Wireless Application Part
SANS	Sistema Acquisizione Nazionale SMS	WFM	Work Force Management
SC	Senior Consultant		

Copyright © 2014. Accenture. All rights reserved.
30

Breakdown of Cooperation and Support Agreement (02/01/2014 – 30/04/2015)

AREA	Roadmap Price (€uro)
TIM BRASIL COMMERCIAL	565.000
TIM BRASIL CORPORATE	815.000
TIM FIBER	170.000
INTELIG	90.000
INFORMATION TECHNOLOGY	3.333.254
NETWORK	3.790.757
NETWORK INTELIG	1.764.034
NETWORK INTELIG REGMAN & NEXT	1.138.466
TOTAL PRICE OF PROJECTS	11.666.511

Telecom Italia – Confidential
0

Breakdown of Cooperation and Support Agreement (02/01/2014 – 30/04/2015)

AREA	Roadmap Price 02/01/2014 - 31/12/2014 (€uro)	Roadmap Price 01/01/2015 - 30/04/2015 (€uro)
TIM BRASIL COMMERCIAL	565.000	
TIM BRASIL CORPORATE	815.000	
TIM FIBER	170.000	
INTELIG	90.000	
INFORMATION TECHNOLOGY	2.588.000	745.254
NETWORK	3.559.901	230.856
NETWORK INTELIG	1.764.034	-------
NETWORK INTELIG REGMAN & NEXT	949.743	188.723
TOTAL PRICE OF PROJECTS	10.501.678	1.164.833

Telecom Italia – Confidential

1

TIM BRASIL - Commercial - Projects 2014 Brazil (1/5)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Marketing ▸ **SIM Card/Device evolution, SIM Browsing development, OTA Platform**	▸ Roadmap design of SIM Card/Handset process development ▸ Vendor and SIM Cards certifications ▸ Platform configuration (GTO, Interact TIM): delivery of promotion and communication script ▸ Support on System Architecture interconnection (TSM integration)	*To guarantee Sim card / Handset development, SIM & Vendor certification processes* *To optimize Platforms interworking*	*January - December 2014*	*150.000*
Marketing ▸ **Internet/Data services: VAS evolution, Cloud, M2M**	▸ Internet/Data offers & services evolution: pre paid, post-paid (eg multi SIM) ▸ Platform evolution & solution: digital content (video and gaming) ▸ Cloud Services Development for SME Customers ▸ TIM.Internet application for internet Customer:	*To provide support in analysing actual/future internet/data market; to develop new content , cloud service thanks to new platform introduction and agreement*	*January - December 2014*	*60.000*

Telecom Italia – Confidential

2

TIM BRASIL - Commercial - Projects 2014 Brazil (2/5)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Marketing **Innovative Mobile Services & Offer: M-Payment & NFC**	- NFC, M-Payment Devices/Products - Support in launching Financial Services - Benchmark of Mobile offers portfolio (eg Infinity Gringo)	*To support the introduction of NFC/mobile services , analysis and benchmark of innovative devices, speed up revenues related to financial services*	*January - December 2014*	*40.000*
Marketing **CRM: Customer Base Knowledge and Development**	- CRM: customer knowledge, segmentation and profiling (consumer & business) - Development actions: upselling and cross selling	*To maximize customer knowledge thanks to a CRM approach; to develop new and differentiated loyalty and retention actions*	*January - December 2014*	*40.000*
Marketing **Marketing Integration**	- Review of control processes and KPI definition/metrics - Optimization of implemented planning process - Business Reporting & Monitoring	*To complete planning criteria and monitoring with a control process including managerial reports and specific KPIs*	*January - December 2014*	*40.000*

Telecom Italia – Confidential

3

TIM BRASIL - Commercial - Projects 2014 Brazil (4/5)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Customer Relations - **Digital Customer and multichannel approach introduction and knowledge sharing on new initiatives**	- Digital customer and multichannel development solution - Easy Incentive: Platform & Services capabilities from approval to customer liquidation phase - Archimede project: employee's new initiatives and ideas to improve operations - Predictive IVR: from recognition to management	*To guarantee the caring evolution and optimization; to evaluate the introduction of a new specific platform; to provide an excellent internet/data caring*	*January - December 2014*	*40.000*

Telecom Italia – Confidential

5

TIM BRASIL - Commercial - Projects 2014 Brazil (5/5)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Wholesale ▸ **Wholesale Experience exchange**	▸ Wholesale portfolios GAP analysis, sharing and selection of revenues generator initiatives ▸ Roadmap construction ▸ Designing of Offer/service plan and support in implementation phase	*To share our TI experiences on revenues generator initiatives, to evaluate a product/services roadmap and their implementation*	*January - December 2014*	***45.000***
Wholesale ▸ **Roaming: innovation and development of roaming services**	▸ LTE roaming TI-TB ▸ Sharing of roaming regulation policy on Local Break-out (LBO) ▸ Sharing of market surveys on Italian visitors ▸ Optimization of SMS/internet processes ▸ Support on identified initiatives implementation (eg Camel,…)	*To improve knowledge on roaming leverage on new and innovative and technical solutions, to share and support TB in new possible scenario development*	*January - December 2014*	*40.000*

TOTAL €	**565.000**

Telecom Italia – Confidential

6

TIM BRASIL - Corporate - Projects 2014 Brazil (1/4)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Purchasing **Real Estate: property development and facility management**	Real Estate Development and Management: cost and space optimization Facility Management: fleet company optimization and innovation	*To improve Real Estate and Facility Management performance, cost optimization and innovation*	*January - December 2014*	*40.000*
Purchasing **Energy management solution**	Know-how transfer to implement Energy saving initiatives and projects Platform-T Green: monitoring and management Benchmark on innovative solutions	*To provide support on energy management process* *To decrease the costs through the energy saving initiative ;* *Introduction of platform, system of monitoring of control consumption*	*January - December 2014*	***50.000***

Telecom Italia – Confidential

7

TIM BRASIL - Corporate - Projects 2014 Brazil (2/4)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Quality ▸ **Experience exchange on Quality & Business Transformation initiative, solution and project**	▸ QoE Probing System approach to monitoring customer perception ▸ New initiatives: Web monitoring, Customer Experience Monitoring, Mobile Network Passive Monitoring	*To share TI experiences and platform on quality approach from commercial and technical points of view.* *To identify specific initiatives to improve quality perception*	*January - December 2014*	*40.000*
CFO ▸ **Control model, Reporting & Monitoring**	▸ TI Experience exchange on Control Model implementation ▸ Support in methodology and processes approach implementation	*To improve alignment on controlling leveraging on TI criteria*	*January - December 2014*	*40.000*
CFO ▸ **Cost Modelling Implementation**	▸ Optimization of HCA/CCA/LRIC logical model; analysis of main steps to better design cost model. Analysis of Anatel requirements; Industrial Accounting: support and implementation on Industrial Accounting Cost methodology	*To optimize HCA/CCA implementation process, analysis of LRIC approach, thanks to a specific benchmark and support; To introduce Industrial accounting*	*January - December 2014*	***120.000***

Telecom Italia – Confidential
8

TIM BRASIL - Corporate - Projects 2014 Brazil (3/4)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
CFO ▸ **Internet/Data Revenue assurance**	▸ Internet/data Process Optimization, roaming processes (E2E approach) ▸ Reporting and monitoring, KPIs ▸ Sharing of TI methodology in E2E controlling (eg internal pilota)	*To answer RA through controls , information accuracy and performance improvement in the KPI analysis , development of detailed and user-friendly reports*	*January - December 2014*	*40.000*
Regulatory ▸ **Reputation, Corporate Social Responsibility**	▸ Reputation: property, brand, social media environment ▸ Corporate Social Responsibility ▸ Group Sustainability	*To improve methodology and capabilities thanks to specific TI experiences*	*January - December 2014*	*40.000*
Audit ▸ **Training on Audit**	▸ Training on specific topics in Brazil ▸ Training on specific topics in Italy ▸ Sharing of methodology and critical path	*To improve skills & capabilities thanks to specific TI experiences, methodologies, critical path*	*January - December 2014*	*255.000*

Telecom Italia – Confidential
9

TIM BRASIL - Corporate - Projects 2014 Brazil (4/4)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Compliance	Transfer Know-how on implementation of: 1) Compliance regulatory/legal aspect, ethic and anti-corruption code; 2) Related parties transaction –process; 3) Compliance Sox (Deployment new Framework CoSO, Conflicts Minerals)	*To improve skills & capabilities thanks to specific TI experiences*	*January - December 2014*	*150.000*
HR talent development	HR talent valorization initiatives in TB or TI, related to different areas; experience exchange on best pactices	*To increase the value of "talent" resources through internal development in one/more specific areas*	*January - December 2014*	***40.000***

TOTAL €	815.000

Telecom Italia – Confidential

10

TIM FIBER - Commercial - Projects 2014 Brazil

PROJECT TIM FiBER		BENEFIT	TIMING	PRICE (EURO)
Marketing **VOIP and Video Service development**	Process analysis and support for service VOIP evaluation TIM Fiber positioning in the television market: OTT aggregator, IPTV, content analysis Partnership agreement and TV Service Model definition	*To provide support on devices and product evaluation, analysis of technical solution for VOIP and video services thanks to specific TI experiences*	*January - December 2014*	*60.000*
Sales **Technical and Sales Process redesign & optimization**	Redesign and optimization of actual model (all in one): sales, installation, maintenance team Sales approach process and support tools review	*Analysis and support on E2E operative processes to improve efficiency and effectiveness of Sales processes*	*January - December 2014*	*40.000*
Customer Operation **Operation & Process Management**	Caring Model scheme review Operative caring processes design and optimization Support Devices/Product analysis	*Analysis and support on E2E operative processes to improve efficiency and effectiveness of Delivery & Assurance processes*	*January - December 2014*	*70.000*

TOTAL €	**170.000**

Telecom Italia – Confidential
11

INTELIG - Commercial - Projects 2014 Brazil

PROJECT INTELIG		BENEFIT	TIMING	PRICE (EURO)
Marketing ▸ **Cloud services: development and business processes**	▸ Process analysis and support for service evaluation and implementation ▸ Support Tools to manage cloud services and optimization of actual architecture and technical solution to better manage the actual CB	*To provide support on Cloud services development* *To optimize the E2E operative processes to improve efficiency and effectiveness of Sales, Delivery & Assurance processes*	*January - December 2014*	*90.000*

TOTAL €	90.000

Telecom Italia – Confidential

12

IT - Projects 2013 Brazil (1/3)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Interconnection Billing	‣ *"SCTR"*, is the TI software dedicated to interconnection billing. It performs sizing, pricing, discounting and accounting of the traffic exchanged between interconnected telecommunication companies, both for fixed and mobile networks. It has been in house developed in house and conceived to offer flexible solutions by using a technological platform aligned to the current market standards, in order to meet the growing interconnection needs. ‣ New and/or improved functions shall be developed and implemented by TI in the following domains: • **Traffic trends and statistics tools;** • **Additional tools for rejected traffic management;** • **DETRAF reports, to replace BRP;** • **Volume rating;** • **Workflow optimization.**	Corporate centralized solution to manage the Interconnection Billing business. Increasing the operational control over the traffic processing; Providing additional rating features.	*January – December 2014* *January- 30th April 2015*	725.000 966.425
Revenue Assurance Package	‣ The RAP System is a Revenue Assurance enabling platform. It is designed with a "best of breed" approach in order to be efficient and robust and allow a "fast track" implementation of the monitoring requirements. ‣ It supports both the "classical RA Approach" (balancing and reject monitoring) and a more "transaction oriented" Revenue Assurance approach. ‣ TI shall provide a package review and new releases of RAP in the course of 2014 (4 kits), incorporating new functionalities (evolution) and the enhancements of the platform to take into account the new version of the operating system, DB and reporting tool ‣ TI will provide a Remote Support Group which will provide second level assistance to TIM Brasil and will be activated in case of s/w bugs, system crash, critical system performance problems, need of urgent changes in processing flow .	To answer Revenue Assurance and Billing areas demands through controls improvements in CDR process from mediation platform , pre paid, post paid, interconnection and co-billing systems. Better information accuracy and performance improvement in the KPI analysis, due to the development of detailed and user-friendly reports, with comprehensive statistics data from different periods.	*January – December 2014* *January- 30th April 2015*	660.000 879.780

Telecom Italia – Confidential

13

IT - Projects 2013 Brazil (2/3)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Security - PCS Project	‣ Security is one of the most important issues to be faced by any IT department in a telecommunications Company. ‣ Tim Brasil and Telecom Italia, in order to comply the Sarbanes Oxley Act, shall deploy an Identity and Access Management system that can efficiently support a Company cross functional process. ‣ Specifically, in its role as support group, TI shall package and support installation of the s/w kit, produce integration test plans, support integration tests and User Acceptance Tests, provide training and all necessary documentation. ‣ During 2014 TI shall complete the porting of GOS module on the ITIM Platform and will integration new TIM Brasil applications (max 5) ‣ Furtherly TI will provide security consultancy services aimed to the evolution of the risk management process.	Provide Automatization and Control: Manage user identities and entitlements , authentication, authorization and accounting of the user accessing the majority of Tim Brasil applications Trace the management activities of the user credentials (user id and password) and entitlements (SAP); Trace the user accesses to the applications 'PCS connected'.	*January – December 2014* *January- 30th April 2015*	*578.000* 770.474
Cloud	‣ Create an internal private cloud for internal TBR pocess	Cost saving and efficiency	January - December 2014	350.000

Telecom Italia – Confidential
14

IT - Projects 2013 Brazil (3/3)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Magistratura	‣ Consulting on controls performed inside TI Systems for Magistratura ‣ Technical analysis to store & handle historical data (older than 5 years) ‣ Consulting about the new strategy for feeding IDEM platform with customers personal data ‣ Implementation of new end-to-end controls on traffic data in EMM-IDEM Platforms ‣ Specification of integrity-checks on customers personal data between IDEM and CRM/Billing repositories	Knowledge transfer of TI best practices Upgrade of data quality in magistratura system Automatic Controls	*January – December 2014* *January- 30th April 2015*	*275.000* *366.575*

TOTAL €	**3.333.254**

Telecom Italia – Confidential

15

TIM BRASIL Network - Projects 2014 Brazil (1/7)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Access Network Optimization & Support	*Ericsson Area optimization methodology know how sharing* *Huawei Area optimization methodology know how sharing* *NSN Area optimization methodology know how sharing* *Ericsson RNC optimization methodology know how sharing* *Huawei RNC optimization methodology know how sharing* *NSN RNC optimization methodology know how sharing*	*January – December 2014*	***360.729***
Microwave & Backhauling	*MW Engineering* *MW configuration Cleanup and O&M procedure support* *Microwave testing support*	*January – December 2014*	***195.791***
Access Network Engineering Support	*3G and LTE Access Network Parameterization Technical Rules sharing* *3G and LTE Test Result sharing*	*January – December 2014*	***118.913***
Erato & Guitar Optimization	*Guitar db optimization* *Erato improvement*	*January – December 2014*	***246.705***

Telecom Italia – Confidential

16

TIM BRASIL Network - Projects 2014 Brazil (2/7)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Netep Access	*Mobile Access Evolution know how sharing on selected items that will be defined before 31/03/2015*	*January – December 2014*	***75.145***
Dimensioning Core CS/PS Specialist Support	*Support for core network (CS and PC) dimensioning*	*January – December 2014*	***44.975***
Mobile Core Network Know How transfer & Support	*EPC* *SDN* *Bandwidth Management*	*January – December 2014*	***109.744***
Mobile Core Network Monitoring & Optimization	*Core CS Optimization* *Core PS Optimization*	*January – December 2014*	***199.357***
CDN	*Support on CDN project (RFQ. high level design)*	*January – December 2014*	***35.280***
IP Network Support	*IP Network support on RFI/RFQ evaluation, engineering and testing* *IP Network support on network evolution strategy*	*January – December 2014*	***245.630***

Telecom Italia – Confidential

17

TIM BRASIL Network - Projects 2014 Brazil (3/7)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Transport O&M and Quality control	*Transport support Operation & Maintenance* *Quality control and Vendor Rating*	*January – December 2014*	***300.703***
Transport Network (OTN - PTN - FTTS)	*New PTN Vendor PVV* *New WDM Vendor PVV* *OTN-ASON Network* *OTN-ASON Study* *OTN-New Cards* *OTN-New SW release* *OTN-Interworking* *OTN-New equipment* *OTN-New Board* *PTN- SW* *FTTS- Study*	*January – December 2014*	***493.553***
OSS Engineering and Planning Support - Mobile Network	*Technical specialist support on: - Fault, Performance and Configuration requirements management and deployment - Network Manager developments (Netcool) - OSS testing - Network Inventory System requirements management, processes and operation routines*	*January – December 2014*	***158.784***
Assessment Technical Infrastructures Follow up	*Support to implement recommendations and guidelines defined in the assessment of the technical infrastructures*	*January – December 2014*	***51.170***

Telecom Italia – Confidential
18

TIM BRASIL Network - Projects 2014 Brazil (4/7)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Erato License	*Annual license renewal*	*Jan 2014 /Dec 2014* *Jan 2014-Apr 2015*	***60.000*** ***75.000***
Guitar License	*Annual license renewal*	*Jan 2014/Dec 2014* *Jan 2014-Apr 2015*	***127.500*** ***159.375***
TGDS LICENSE FEE	*SW license yearly fee for TGDS platform*	*Jan 2014/Dec 2014* *Jan 2014-Apr 2015*	***155.000*** ***193.750***
SANS LICENSE FEE	*SW license yearly fee for SANS platform*	*Jan 2014/Dec 2014* *Jan 2014-Apr 2015*	***43.000*** ***53.750***
VAS EVOLUTION	*Development of new services based on TGDS platform*	*Jan 2014/Dec 2014* *Jan 2014-Apr 2015*	***259.060*** ***323.825***
TGDS O&M SUPPORT	*O&M support for TGDS platform*	*Jan 2014 /Dec 2014* *Jan 2014-Apr 2015*	***227.172*** ***283.965***
SANS O&M SUPPORT	*O&M support for SANS platform*	*Jan 2014 /Dec 2014* *Jan 2014-Apr 2015*	***51.690*** ***64.613***

TOTAL TIM Brasil € 3.790.757

Telecom Italia – Confidential

19

INTELIG Network - Projects 2014 Brazil (5/7)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Fixed Access Network Testing & Engineering Support	*TI Testing & Engineering Support: Fixed Access Network & E2E Solutions* *TI Testing Support: CPE Validation Campaigns* *TI Testing Support: FTTB, FTTH, E2E & Environmental* *UBB Corporate: Engineering & Testing Support*	*January – December 2014*	***515.919***
Fixed Access Network Evolution, Innovation & Support	*Fixed Access Evolution & Innovation: Knowhow Transfer* *Fixed Access Network Analysis & Data Traffic Analysis - Support* *BroadBand E2E Quality of Service*	*January – December 2014*	***174.791***
Network Operation & Deployment	*Network Operation: Features & Capability Roadmap Requirements WFM (TOA) to support NOC/Regional* *Fixed Field Operation: Features & Capability Roadmap Requirements WFM (TOA) to support on-field operations* *Know-how transfer & operational training on diagnostic platforms and process (NEXT/NGASP rel. 2014)* *Microtechnology for TIM BR*	*January – December 2014*	***190.401***
Fixed Core Network Engineering, Innovation & Testing	*Fixed Core Planning & Engineering & Innovation* *Fixed Core Test and Implementation*	*January – December 2014*	***335.703***
NETEP Core	*Cloud environment for Network*	*January – December 2014*	***39.617***

Telecom Italia – Confidential
20

INTELIG Network - Projects 2014 Brazil (6/7)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Interconnection Traffic & Routing	*Support to ITX area for process and tools enhancement Support to ITX routing management and RPF introduction*	*January – December 2014*	***51.170***
Qualità Voice & VoIP E2E	*Know-how transfer and support to development of methodology, process and technical solution adopted to measure, manage and improve Quality (Technical KPI and related processes)*	*January – December 2014*	***44.975***
NOC	*NOC Integration - Progetto GFM (Gerenciamento Falha Massiva)* *NOC Integration - Alarm Efficiency* *NOC Skill Development*	*January – December 2014*	***258.143***
OSS Engineering and Planning Support - Fixed Network	*Technical specialist support on: - Fault & Network Inventory systems requirement management and deployment - Network Manager developments (Netcool) - Quality systems requirement management and feasibility analysis - PVV REGMAN*	*January – December 2014*	***153.315***

TOTAL INTELIG € 1.764.034

Telecom Italia – Confidential

21

INTELIG Network - Projects 2014 Brazil (7/7)
REGMAN & NEXT

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Regman	*Regman License Fee (from 100K to 250K CPEs)* *Regman Service & SW Development* *Regman O&M*	*Jan 2014 / Dec 2014* *Jan 2014 / Apr 2015*	***522.543*** ***614.966***
Next	*NGASP License Fee (from 100K to 250K CPEs)* *NGASP Service & SW Development* *NGASP O&M*	*Jan 2014 / Dec 2014* *Jan 2014 / Apr 2015*	***427.200*** ***523.500***

TOTAL INTELIG €	1.138.466

Telecom Italia – Confidential

22

Luigi Boggio
Rinaldo Plebani
Corrado Modugno
Simone Bongiovanni
Luigi Franzolin
Elena Cerbaro
M. Cristina Baldini
Giancarlo Revelli
Mauro Eccetto
Raffaele Borrelli
Fabio D'Angelo
Mirko Bergadano
Matteo Bellemo
Matteo Maccagnan
Daniele Cernuzzi
Stefano Manconi Dirrigl
Raffaella Barbuto
Andrea Bernotti
Paolo Lovino
Cesare Bosman

Stefania Berta
Bruno Zamprogno
Simone Mangini
Francesco Fiussello
Edoardo Mola
Lorenzo Nannucci
Manuela Giannini
Cristina Rolando
Michele Di Sciuva
Erika Andreotti
Andrea Fiorini
Lidia Casciano
Roberta Musconi
Lorenzo Sordini
Simone Bertolotto
Francesca Boggio
Pietro Spalla
Giulia Cataldi
Federico Faggioli
Alessandra Bosia

Angelo Cicchetti
Marcella Barolo

Japanese Assistant:
Kumiko Kunichika

Legal Advisers:
Claudio Costa
Maria Teresa Saguatti
Chiara Luzzato
Alberto Improda
Raffaella Arista
Monia Baccarelli
Cristiana Brega

Admin. Director:
Paolo Veglia
Info & Tech Director:
Gerardo Valeriano

STUDIO TORTA

Via Viotti, 9 – 10121 Torino – Italy
Tel. +39-011.561.13.20; Fax +39-011.562.21.02
E-mail: info@studiotorta.it Internet: www.studiotorta.com
Industrial Property Consultants - Established in 1879
European and Italian Patent Attorneys
European and Italian Trade Mark and Design Attorneys
TURIN MILAN BOLOGNA TREVISO ROME

KASZNAR LEONARDOS
Mrs. Gisela R. Glissmann
TEOFILO OTONI STREET, 63
5TH-8TH FLOORS
20090-080 RIO DE JANEIRO
BRASILE

Turin, December 18, 2013

Your ref.: L-2789
Our ref.: C 1236/13-CC/bp

LEGAL OPINION

Re: Draft Seventh Amendment to the Cooperation and Support Agreement between Telecom Italia S.p.a. and Tim Celular S.A. and Intelig Telecomunicações Ltda and Tim Participações S.A. (the "Seventh Amendment")

Dear Sirs,

In our opinion, the text of the above referenced Seventh Amendment, as herewith enclosed, substantially complies with the mandatory rules of the Italian contract law, in the sense that the extension of the term of an agreement can be made with the consent of all Parties.

The present legal opinion is based solely on the document provided to us, namely the text of the Seventh Amendment herewith enclosed (Annex I, Road Map for the Extended Term, subcontracting agreements or other information were not provided to us and were not considered). In particular, it is excluded from the present opinion the consideration of the business aspects of the case, comprising those connected with the concrete interests of the parties into the various provisions of the Seventh Amendment and the Cooperation and Support Agreement since we are not aware of the negotiations occurred between them.

As we previously discussed, we are not expert of fiscal, currency, corporate or administrative matters (telecommunications, data protection laws), and separate advise should be obtained for any issues related to these subjects, comprising any antitrust or competition law matter.

Yours sincerely

Avv. Claudio Costa
(Attorney at Law)

10121 **Torino**
Via Viotti, 9
Tel.+39-011.561.13.20
Fax +39-011.562.21.02

20123 **Milano**
Corso Magenta, 56
Tel. +39-02.48.01.42.16
Fax +39-02.48.01.50.82

40133 **Bologna**
Via Emilia Ponente, 34
Tel. +39-051.38.91.22
Fax +39-051.38.90.30

31100 **Treviso**
Viale Appiani, 26
Tel. +39-0422.22.199
Fax +39-0422.23.316

00187 **Roma**
Via Due Macelli, 47
Tel. +39-06.67.91.589
Fax +39-06.67.97.747

Studio Torta S.p.A. – cap.soc. € 400.000 – REA C.C.I.A.A. Torino 799226 – Int. V.A.T. Code IT06589950010

Kasznar Leonardos 1919
PROPRIEDADE INTELECTUAL

Rio de Janeiro
December 19, 2013

Andre Bastos Venturini
Cláudio Roberto Barbosa*
Denise Dale
Eduardo Colonna Rosman
Elisabeth Kasznar Fekete*
Fabiano de Bem da Rocha **
Filipe da Cunha Leonardos
Gabriel Francisco Leonardos
Gustavo José Ferreira Barbosa
João Luis d'Orey Facco Vianna
Liz Starling
Nancy Satiko Caigawa*
Rafael Lacaz Amaral
Ricardo Cardoso Costa Boclin
Ronaldo M. Varella Gomes***
Sonis de Moraes Souza
Tatiana Almeida Silveira

Mauricio Leonardos****

Adriana Loureiro José
Alexandre Magno de Lima
Alice Rayol Ramos Sandes
Aline Ferreira de Carvalho da Silva
Aline Melissa da Silva Forrester
Amine Pinheiro Abi Abib
Ana Carolina Lima do Nascimento
Ana Lúcia P. Roque
Ana Maria Cendon
Anita Monika B. Cordeiro Guerra
Cinara Romanelli
Cyntia Penna Vieira
Daniela Alves Pedrosa
Diego Preza Monaco
Dulce Maria Mattos Farias
Fabio de Araujo Ottoni Ferreira
Flávia Tremura Polli Rodrigues*
Gabriela Faulhaber e Silva
Gigliola Dias Guimarães Dobbin
Gisela Ribeiro Glissmann
Gustavo Coutinho M. Bacalhau
Jamile Rodrigues de Oliveira
Laura Leite Marques
Luciana Yumi Hiane Minada
Marcelo Mello Bezerra
Maria Aparecida Rufino Teruya*
Maria Claudia B. A. Souza
Maria Cláudia Sabatini
Michelle Melo da Silva
Mônica de Cássia P. da Motta
Monica Martins Patrizi
Mônica Simas Medeiros
Natália de Oliveira Maranhão*
Paola I. Blanco Kölbe*
Patrícia de Oliveira Lopes
Patricia Schneider
Paulo R. Bianco dos Santos
Péricles Madureira de Pinho Neto
Phillip Francisco de Azevedo Monteiro
Priscila Mayumi Kashiwabara*
Sabrina Lattanzi Miranda
Stephen Jennings
Thereza G. Curi Abranches
Tomaz Henrique Leonardos

* Escritório de São Paulo
** Escritório de Porto Alegre
*** Sócio-administrador
**** Consultor

TIM CELULAR S.A.
Avenida das Américas, 3434
Bloco 1
Barra da Tijuca
22640-102, Rio de Janeiro, RJ
At: Srª Tatiana Pimentel Cavalcante ou
Srª Rafaela Mayrink Ferreira
Diretoria Jurídica

Ref: Review of the Seventh Amendment to the Cooperation and Support Agreement executed between TELECOM ITALIA S.P.A.; TIM CELULAR S.A. e INTELIG TELECOMUNICAÇÕES S.A., having TIM PARTICIPAÇÕES S.A. as intervening party.

Our ref.: L2789

Dear Sirs,

We refer to the above mentioned subject matter and to your request of a Legal Opinion regarding the Cooperation and Support Agreement in light of the draft of the Seventh Amendment to such Agreement.

Although both the Agreement and the Amendment are governed by the Italian Law, we should bear in mind that, as it produces effect in Brazil, it is also important to analyze its compatibility to the Brazilian legal system.

The Amendment's main effects are: (i) to update the address of Intelig Telecomunicações Ltda; (ii) to renew the Agreement for a new sixteen months term, that is, until April 30th, 2015 ("*Extended Term*"); (iii) to establish a new "*Project's Price Cap*" *for the Extended Term*), so as to reflect the new budgetary goals and (iv) to establish that certain third parties will be allowed to perform certain projects, as defined in the clause 2.5.

Rua Teófilo Otoni, 63 | 5º ao 8º andar | 20090-080 | Rio de Janeiro | RJ | Brasil | t. 55 (21) 2113-1919 | f. 55 (21) 2113-1920
Av. Nove de Julho, 3.147 | 7º e 11º andar | 01407-000 | São Paulo | SP | Brasil | t. 55 (11) 2122-6600 | f. 55 (11) 2122-6633
Rua Padre Chagas, 66 | 607 | 90570-080 | Porto Alegre | RS | Brasil | f/t. 55 (51) 3013-5749
www.kasznarleonardos.com
mail@kasznarleonardos.com

KASZNAR LEONARDOS
Propriedade Intelectual 2

Such renewal is duly foreseen by clause 8.1.1 of the Agreement and neither it nor the other alterations introduced by the Amendment are in conflict with Brazilian Law.

Whereas the Seventh Amendment does not substantially alter the nature and merits of the Agreement, we reiterate that: (i) the provisions of the Agreement remain in full efficacy according to the Brazilian legislation and we do not foresee any conflict between its provisions and the Brazilian Law; and (ii) the modifications proposed by the Amendment do not affect the nature of the Agreement and, therefore, it remains exempt of recordal at the Brazilian Patent and Trademark Office (BPTO).

Please only be reminded that, although the parties are free to establish the Italian Law as the governing law of the Agreement, the Brazilian Law cannot be completely exempted and it may be applicable, if a conflict regarding such contract is submitted to a Brazilian Court.

It is our opinion that both the Agreement and the Seventh Amendment can be executed by the contracting parties as they are perfectly in accordance with the Brazilian Law.

Gisela R. Glissmann
OAB/RJ 100587

Thereza G. Curi Abranches
OAB/RJ 136229

KASZNAR LEONARDOS
Propriedade Intelectual

GFL/GRGlissmann

   SEVENTH AMENDMENT

  to the

  COOPERATION AND SUPPORT AGREEMENT

  Seventh Amendment to the Cooperation and Support Agreement

  This Seventh Amendment to the Cooperation and Support Agreement (the “Seventh Amendment”) is made this _____day of _____ 2014, by and between:

  Telecom Italia S.p.A., an Italian corporation, with its head office located in the City of Milan, Italy, at Piazza Affari 2, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as “TI”),
  and
  Tim Celular S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, no 7143, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 04.206.050/0001-80, (hereinafter referred to as “Tim Celular”), intelig telecomunicações ltda a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the city of Rio de Janeiro, State of Rio de Janeiro, at Fonseca Teles, 18, A30, bloco B, térreo,  registered with the National Register of Legal Entities (C.N.P.J.) under number 02.421.421/0001-11 (hereinafter referred to as “INTELIG”);

  and, as intervening party,

  Tim Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, no 3434, 7th floor, Brazil, registered with the National Register of Legal Entities – C.N.P.J. under number 02.558.115/0001-21, (“Tim Part”).

  For the purposes hereof TI, TIM CELULAR, INTELIG and TIM PART shall each individually be referred to as a “Party” and collectively be referred to as the “Parties”.

  WHEREAS, TI, TIM CELULAR, TIM PART and TIM Nordeste S.A., as of the 30th of May 2007, executed the Cooperation and Support Agreement (the “Cooperation and Support Agreement”) for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR and TIM Nordeste S.A., in the areas of inter alia Network, Information Technology and Marketing and Sales;

  WHEREAS, on the 8th April 2008, the 22nd April 2009, the 25th of May 2010, the 6th of May 2011, and the 24th of April, 2012, TI, TIM CELULAR, TIM Nordeste S.A. (this latter only with respect to the First Amendment and the Second Amendment) INTELIG, TIM Fiber SP Ltda, TIM Fiber RJ S.A. (these last three companies only with respect to the Fifth Amendment) and TIM Part, the latter as intervening party, entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment and the Sixth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 2nd of January 2014 January 2014 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011 2012 and 2013;

  WHEREAS, effective as of the 30th of December, 2009, INTELIG became a wholly owned subsidiary of TIM PART and therefore a company indirectly controlled by TI;

  WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste S.A. has been merged into its direct controlling company TIM CELULAR;

  WHEREAS, on the 31st of October, 2011, TIM CELULAR acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

  WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR;

  WHEREAS, according to the Sixth Amendment to the Cooperation and Support Agreement, the Term of the Agreement expired on the 2nd of January 2014;

  WHEREAS, TIM CELULAR and INTELIG are willing to continue availing of TI’s support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional sixteen months period;

  WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party’s corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

  NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Seventh Amendment to the Cooperation and Support Agreement under the following terms and conditions.

  1.         Definitions and Interpretation.

  1.1       The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Seventh Amendment (except where any term is specifically defined herein or the context otherwise requires).

  1.2       This Seventh Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below.  Except as expressly provided in this Seventh Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Seventh Amendment.

  1.3.      Each reference in the Cooperation and Support Agreement or hereunder to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Seventh Amendment.

  1.4       Each reference in the Agreement to “Company” or “Companies” shall mean a reference, individually or collectively, as the case may be, to TIM CELULAR and INTELIG.

  1.5       Each reference in the Agreement to “Party” or “Parties” shall mean a reference, individually or collectively, as the case may be, to TI, TIM CELULAR and INTELIG.

  2.         Amendment to the Agreement.

      Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which expired on January 2, 2014, by establishing that the Agreement shall continue in full force and effect for a further sixteen months period, until April 30, 2015 (the “Extended Term”).
      Projects’ Price Cap for 2014. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of ten millions, five hundred one thousand, six hundred and seventy-eight euros (€ 10.501.678) regarding 2014, plus one million, one hundred sixty-four thousand, eight hundred and thirty-three euros (€ 1.164.833) regarding 2015 period (the “Projects’ Price Cap for the Extended Term”).
      Road Map for the Extended Term. Prior to the execution of this Seventh Amendment, the Companies have been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and the Companies and, by the execution of this Seventh Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I (“Road Map for the Extended Term”). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.
      For the Extended Term agreed herein, each reference in the Agreement to the terms “Projects’ Price Cap”, “Road Map”, “Term” and “Annex VII”, shall be intended as a reference made to “Projects’ Price Cap for the Extended Term”, “Road Map for the Extended Term”, “Extended Term” and “Annex I”, respectively, as defined in this Seventh Amendment.
      Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI’s Affiliates and/or certain third parties (other than the Companies) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.
      The Parties acknowledge and agree that, for all that is not expressly provided in this Seventh Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

  3.         Governing Law.

  This Seventh Amendment shall be governed by the laws of Italy.  The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Seventh Amendment and are incorporated herein by reference, mutatis mutandis.

  ________________________________________
  TELECOM ITALIA S.P.A.
  By:
  Title:

  ________________________________________
  TIM CELULAR S.A.
  By:
  Title:

  _______________________________________
  INTELIG TELECOMUNICAÇÕES LTDA
  By:
  Title:

  And, as intervening Party:

  ________________________________________
  TIM PARTICIPAÇÕES S.A.
  By:
  Title:

  Annex I

  ROADMAP FOR THE EXTENDED TERM

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.